As filed with the Securities and Exchange Commission on June 23, 1999
                           Registration No. 333-70963



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                    FORM S-6

                      PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   -----------
                            COLI VUL-2 SERIES ACCOUNT
                              (Exact Name of Trust)

                   GREAT-WEST LIFE INSURANCE & ANNUITY COMPANY
                               (Name of Depositor)

                             8515 East Orchard Road
                            Englewood, Colorado 80111
          (Complete Address of Depositor's Principal Executive Offices)

                               William T. McCallum
                      President and Chief Executive Officer
                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
                             8515 East Orchard Road
                            Englewood, Colorado 80111
                (Name and Complete Address of Agent for Service)\

 (Name and Complete Address of Agent for Service)
       Copies to:
       James F. Jorden, Esq.                     Beverly A. Byrne, Esq.
       Jorden Burt Boros Cicchetti               Counsel
          Berenson & Johnson                     Great-West Life & Annuity
       1025 Thomas Jefferson Street, N.W.          Insurance Company
       Washington, D.C.  20007-5201              8515 East Orchard Road
                                                 Englewood, Colorado 80111

Securities being offered -- variable portion of individual flexible premium variable universal life insurance contracts.
                                  -----------
Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant is registering an indefinite  amount of securities,  by reason of
Section 24(f) of the Investment Company Act of 1940.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

 -------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

                       CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                                                      Caption in Prospectus
--------------------------                                                      ---------------------


                      ORGANIZATION AND GENERAL INFORMATION
1.    (a)   Name of trust........................................................ Cover, The Series Account,
                                                                                  Appendix A - Glossary of
                                                                                  Terms
      (b)   Title of each class of securities issued............................. Cover, About the Policy

2.    Name & address of each depositor........................................... Cover, Great-West Life &
                                                                                  Annuity Insurance Company
3.    Name & address of custodian................................................ The Series Account

4.    Name & address of principal underwriter.................................... Distribution of the Policy

5.    State in which organized................................................... The Series Account

6.    Date of organization....................................................... The Series Account

9.    Material litigation........................................................ Other Information - - Legal
                                                                                  Proceedings

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning Securities and Rights of Holders
---------------------------------------------------------------

10.   (a), (b)Type of Securities................................................. Cover, About the Policy

      (c)   Rights of security holders........................................... Cover, About the Policy - -
            re: withdrawal or redemption                                          Termination of Policy,
                                                                                  Surrenders, Policy Loans
      (d)   Rights of security holders........................................... Cover, About the Policy - -
            re: conversion, transfer or partial withdrawal                        Termination of Policy, Partial
                                                                                  Withdrawals, Surrenders,
                                                                                  Premium Payments, Transfers
                                                                                  Between Divisions, Dollar Cost
                                                                                  Averaging, The Rebalancer
                                                                                  Option


                                                        ii





      (e)   Rights of security holders........................................... About the Policy - -
            re: lapses, default, & reinstatement                                  Termination of Policy, Grace
                                                                                  Period, Reinstatement

      (f)   Provisions re: voting rights......................................... Voting Rights

      (g)   Notice to security holders........................................... Report to Owners

      (h)   Consent of security holders.......................................... Addition, Deletion, or
                                                                                  Substitution of Investments,
                                                                                  Allocation of Net Premium
      (i)   Other principal features............................................. About the Policy

Information Concerning Securities Underlying Trust's Securities
---------------------------------------------------------------

11.   Unit of specified securities in which security holders have an interest     Cover, The Investment Options

12.   (a)-(d) Name of company, name & address of its custodian................... Cover, The Investment Options

Information Concerning Loads, Fees, Charges & Expenses
------------------------------------------------------

13.   (a)   With respect to each load, fee, charge & expense..................... About the Policy - - Charges and Deductions

      (b)   Deductions for sales charges......................................... About the Policy - - Charges
                                                                                  and Deductions - -Expense
                                                                                  Charges Applied to Premium,
                                                                                  Supplemental Benefits - - Term
                                                                                  Life Insurance Rider

      (c)   Sales load as percentage of amount invested.......................... About the Policy - - Charges
                                                                                  and Deductions

      (d)-(g) Other loads, fees & expenses....................................... About the Policy - - Charges
                                                                                  and Deductions

Information Concerning Operation of Trust
-----------------------------------------

14.   Procedure for applications for & issuance of trust's securities............ About the Policy - - Policy
                                                                                  Application, Issuance and
                                                                                  Initial Premium, About the
                                                                                  Policy - - Premium Payments -
                                                                                  - Allocation of Net Premiums,
                                                                                  Distribution of the Policy


                                                        iii





15.   Procedure for receipt of payments from purchases of trust's securities..... About the Policy - - Policy
                                                                                  Application, Issuance and
                                                                                  Initial Premium, About the
                                                                                  Policy - - Premium Payments,
                                                                                  About the Policy - - Transfers
                                                                                  Between Divisions

16.   Acquisition and disposition of underlying securities....................... Cover, The Series Account,
                                                                                  The Investment Options

17.   (a)   Procedure for withdrawal............................................. Cover, About the Policy - -
                                                                                  Termination of Policy,
                                                                                  Surrenders, Policy Loans,
                                                                                  Partial Withdrawals, Premium
                                                                                  Payments, Transfers Between
                                                                                  Divisions, Dollar Cost
                                                                                  Averaging, The Rebalancer
                                                                                  Option

      (b)   Redemption or repurchase............................................. Cover, About the Policy - -
                                                                                  Termination of Policy,
                                                                                  Surrenders, Policy Loans,
                                                                                  Partial Withdrawals, Premium
                                                                                  Payments, Transfers Between
                                                                                  Divisions, Dollar Cost
                                                                                  Averaging, The Rebalancer
                                                                                  Option

      (c)   Cancellation or resale............................................... Not Applicable

18.   (a)   Income of the Trust.................................................. The Investment Options, About
                                                                                  the Policy - - Premium
                                                                                  Payments - -Allocation of Net
                                                                                  Premiums

19.   Procedure for keeping records & furnishing information to security holders.................................................................... Report to Owner

21.   (a) & (b) Loans to security holders........................................ About the Policy - - Policy
                                                                                  Loans

23.   Bonding arrangements for depositor......................................... Great-West Life & Annuity
                                                                                  Insurance Company


                                                        iv





24.   Other material provisions.................................................. About the Policy - -Death
                                                                                  Benefit, Changes in Death
                                                                                  Benefit Option, Changes in
                                                                                  Total Face Amount, Paid-Up
                                                                                  Life Insurance, Deferral of
                                                                                  Payment, Other Policy
                                                                                  Provisions
            ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

Organization & Operations of Depositor
--------------------------------------

25.   Form, state & date of organization of depositor............................ Great-West Life & Annuity
                                                                                  Insurance Company

27.   General character of business of depositor................................. Great-West Life & Annuity
                                                                                  Insurance Company

28.   (a)   Officials and affiliates of the depositor............................ Great-West Life & Annuity
                                                                                  Insurance Company, Our
                                                                                  Directors and Executive
                                                                                  Officers

      (b)   Business experience of officers and directors of the depositor....... Our Directors and Executive
                                                                                  Officers
Companies Owning Securities of Depositor
----------------------------------------

29.   Each company owning 5% of voting securities of depositor................... Great-West Life & Annuity
                                                                                  Insurance Company
Controlling Persons
-------------------

30.   Control of depositor....................................................... Great-West Life & Annuity
                                                                                  Insurance Company
                                      DISTRIBUTION & REDEMPTIONS OF SECURITIES

Distribution of Securities

35.   Distribution............................................................... Great-West Life & Annuity
                                                                                  Insurance Company,
                                                                                  Distribution of the Policy

38.   (a)   General description of method of distribution of securities.......... Distribution of the Policy

      (b)   Selling agreement between trust or depositor & underwriter........... Distribution of the Policy

      (c)   Substance of current agreements...................................... Distribution of the Policy


                                                         v





Principal Underwriter
---------------------

39.   (a) & (b) Principal Underwriter............................................ Distribution of the Policy

41.   Character of Underwriter's business........................................ Distribution of the Policy

Offering Price or Acquisition Value of Securities of Trust
----------------------------------------------------------

44.   Information concerning offering price or acquisition valuation of
      securities of trust.  (All underlying securities are shares in registered   The Investment Options, About
      investment companies.)..................................................... the Policy - - Account Value

Redemption Valuation of Securities of Trust
-------------------------------------------

46.   Information concerning redemption valuation of securities of trust.  (All underlying securities are shares in a registered investment company.)...... The Investment Options, About the Policy - - Account Value
Purchase & Sale of Interests in Underlying Securities
-----------------------------------------------------

47.   Maintenance of Position.................................................... Cover, The Series Account,
                                                                                  The Investment Options, About
                                                                                  the Policy - - Premium
                                                                                  Payments - - Allocation of Net
                                                                                  Premium
                   INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48.   Custodian of trust......................................................... The Series Account

50.   Lien on trust assets....................................................... The Series Account

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.   (a)   Name & address of insurer............................................ Cover, Great-West Life &
                                                                                  Annuity Insurance Company

      (b)   Types of Contracts................................................... Cover, About the Policy - -
                                                                                  Policy Application, Issuance
                                                                                  and Initial Premium, Federal
                                                                                  Income Tax Considerations

      (c)   Risks insured & excluded............................................. About the Policy - - Death
                                                                                  Benefit, Paid-Up Insurance,
                                                                                  Supplemental Benefits, Other
                                                                                  Policy Provisions - -
                                                                                  Misstatement of Age or Sex,
                                                                                  Suicide


                                                        vi





      (d)   Coverage............................................................. Cover, About the Policy - -
                                                                                  Death Benefit, Changes in
                                                                                  Death Benefit Option, Changes
                                                                                  in Total Face Amount

      (e)   Beneficiaries........................................................ About the Policy - - Death
                                                                                  Benefit, Rights of Beneficiary

      (f)   Terms of cancellations & reinstatement............................... About the Policy - -
                                                                                  Termination of Policy

      (g)   Method of determining amount of premium paid by holder............... About the Policy - - Policy
                                                                                  Application, Issuance and
                                                                                  Initial Premium, Premium
                                                                                  Payments
                              POLICY OF REGISTRANT

52.   (a) & (c) Selection of Portfolio securities................................ Addition, Deletion, or
                                                                                  Substitution of Investments
Regulated Investment Company
----------------------------

53.   (a)   Taxable status of trust.............................................. Our Taxes

                      FINANCIAL AND STATISTICAL INFORMATION

59.   Financial Statements....................................................... Financial Statements

*Items not listed are not applicable to this Registration Statement.


                             [SUBJECT TO COMPLETION]

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   Great-West Life & Annuity Insurance Company
                                 A Stock Company
                             8515 East Orchard Road
                            Englewood, Colorado 80111
                                 (303) 689-3000



[logo]                                                               PROSPECTUS


           A Flexible Premium Variable Universal Life Insurance Policy
             offered by Great-West Life & Annuity Insurance Company
                in connection with its COLI VUL-2 Series Account

      This Prospectus describes a flexible premium variable universal life insurance policy (the "Policy") offered by Great-West Life & Annuity Insurance Company ("Great-West," "we" or "us"). The Policy is designed for use by corporations and employers to provide life insurance coverage in connection with, among other things, deferred compensation plans. The Policies are designed to meet the definition of "life insurance contracts" for federal income tax purposes.

      The Policy allows "you," the Policy owner, within certain limits to:

o choose the type and amount of insurance coverage you need and increase or decrease that coverage as your insurance needs change;

o     choose the amount and timing of premium payments, within certain limits;

o allocate premium payments among 33 investment options and transfer Account Value among available investment options as your investment objectives change; and

o access your Policy's Account Value through loans and partial withdrawals or total surrenders.

      This Prospectus contains important information you should understand before purchasing a Policy. We use certain special terms which are defined in Appendix A. You should read this Prospectus carefully and keep it for future reference.

         Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                   The Date of this Prospectus is _____, 1999

         The Policies currently offer 33 investment options, each of which is a Division of Great-West's COLI VUL-2 Series Account (the "Series Account"). Each Division uses its assets to purchase, at their net asset value, shares of a single mutual fund (collectively the "Funds"). The Divisions are referred to as "variable" because their investment experience depends upon the investment experience of the Funds in which they invest. Following is a list of the Funds in which the Divisions currently invest:

American Century Variable Portfolios, Inc.

     American Century VP Income & Growth
     American Century VP International
     American Century VP Value

Dreyfus Stock Index Fund

Dreyfus Variable Investment Fund

     Dreyfus Capital Appreciation Portfolio
     Dreyfus Growth and Income Portfolio

Federated Insurance Series

     Federated American Leaders Fund II
     Federated Growth Strategies Fund II
     Federated High Income Bond Fund II
     Federated International Equity Fund II

INVESCO Variable Investments Fund, Inc.

     INVESCO VIF - High Yield Portfolio
     INVESCO VIF - Industrial Income Portfolio
     INVESCO VIF - Total Return Portfolio

Janus Aspen Series

     Balanced Portfolio
     Flexible Income Portfolio
     High-Yield Portfolio
     Worldwide Growth Portfolio

Maxim Series Fund, Inc.

     Maxim Loomis Sayles Corporate Bond
         Portfolio
     Maxim INVESCO ADR Portfolio
     Maxim INVESCO Balanced Portfolio
     Maxim INVESCO Small-Cap Growth
         Portfolio
     Maxim Ariel MidCap Value Portfolio
     Maxim Money Market Portfolio
     Maxim U.S. Government Securities Portfolio

     Maxim Profile Portfolios:

         Maxim Aggressive Profile Portfolio
         Maxim Moderately Aggressive Profile
                  Portfolio
         Maxim Moderate Profile Portfolio
         Maxim Moderately Conservative Profile
                  Portfolio
         Maxim Conservative Profile Portfolio

Neuberger&Berman Advisers Management
Trust
         Guardian Portfolio
         Mid-Cap Growth Portfolio
         Partners Portfolio
         Socially Responsive Portfolio


     You should contact your representative for further information as to the availability of the Divisions. We may add or delete investment options in the future.

     The Policy does not have a guaranteed minimum Account Value. Your Policy's Account Value may rise or fall, depending on the investment performance of the Funds underlying the Divisions to which you have allocated your premiums. You bear the entire investment risk on amounts allocated to the Divisions. The investment policies and risks of each Fund are described in the accompanying prospectuses for the Funds. Your Account Value will also reflect net premiums, amounts withdrawn and cost of insurance or other charges.

     The Policy provides for a Total Face Amount as shown on the Policy Specifications page of your Policy. The death benefit payable under your Policy may be greater than the Total Face Amount. As long as the Policy remains in force and you make no withdrawals, the death benefit will never be less than the Total Face Amount. If the Cash Surrender Value is insufficient to pay the Policy charges, however, your Policy may lapse without value.

     When the Insured dies, we will pay a death benefit to the beneficiary specified by you. We will reduce the amount of the death benefit by any prior withdrawals, unpaid Policy Debt, and unpaid Policy charges.

     You generally may cancel the Policy by returning it to us within ten days after you receive it. In some states, however, this right to return period may be longer, as provided by state law. We will refund the greater of your premiums, less any withdrawals, or Account Value.

     It may not be advantageous for you to purchase a Policy to replace existing life insurance coverage.

     This Prospectus is valid only if accompanied by current prospectuses for the Funds listed above. If any of these prospectuses are missing or outdated, please contact us and we will send you the prospectus you need.

     We may offer this Policy in group form in certain states, with individual ownership represented by certificates. The description of Policies in this Prospectus applies equally to certificates under group Policies unless the context specifies otherwise.

     The Policy may not be available in all states.

                                Table of Contents

Topic                                                                                                          Page

Summary of Policy.................................................................................................1
Great-West Life & Annuity Insurance Company .....................................................................11
The Series Account...............................................................................................12
The Investment Options...........................................................................................13
Expenses of the Funds............................................................................................19
About the Policy.................................................................................................19
     Policy Application, Issuance and Initial Premium............................................................19
     Free Look Period............................................................................................20
     Premium Payments............................................................................................21
         Premium. ...............................................................................................21
         Net Premiums............................................................................................21
         Allocation of Net Premium...............................................................................22
         Planned Periodic Premiums...............................................................................22
     Death Benefit...............................................................................................22
     Changes in Death Benefit Option.............................................................................25
     Changes in Total Face Amount................................................................................26
         Minimum Changes.........................................................................................26
         Increases...............................................................................................26
         Decreases...............................................................................................26
     Surrenders..................................................................................................26
     Partial Withdrawal..........................................................................................27
     Policy Loans................................................................................................27
     Transfers Between Divisions.................................................................................28
     Dollar Cost Averaging.......................................................................................29
     The Rebalancer Option.......................................................................................30
     Account Value...............................................................................................31
         Net Investment Factor...................................................................................33
         Splitting Units.........................................................................................33
     Charges and Deductions......................................................................................34
         Expense Charges Applied to Premium......................................................................34
         Mortality and Expense Risk Charge.......................................................................35
         Monthly Deduction.......................................................................................35
                  Monthly Risk Rates.............................................................................36
                  Service Charge.................................................................................36
         Transfer Fee............................................................................................36
         Partial Withdrawal Fee..................................................................................37
         Change of Death Benefit Option Fee   ...................................................................37
         Fund Expenses...........................................................................................37
     Paid-Up Life Insurance......................................................................................37
     Supplemental Benefits.......................................................................................38
         Term Life Insurance Rider...............................................................................38
         Change of Insured Rider.................................................................................39
     Continuation of Coverage....................................................................................40
     Grace Period................................................................................................40
     Termination of Policy.......................................................................................40
     Reinstatement...............................................................................................41
     Deferral of Payment.........................................................................................41
     Rights of Owner.............................................................................................42
     Rights of Beneficiary.......................................................................................42
     Other Policy Provisions.....................................................................................43
         Exchange of Policy......................................................................................43
         Addition, Deletion or Substitution of Investments.......................................................43
         Entire Contract.........................................................................................43
         Alteration..............................................................................................44
         Modification............................................................................................44
         Assignments.............................................................................................44
         Non-Participating.......................................................................................44
         Misstatement of Age or Sex (Non-Unisex Policy)..........................................................44
         Suicide. ...............................................................................................45
         Incontestability........................................................................................45
         Report to Owner.........................................................................................45
         Illustrations...........................................................................................46
         Notice and Elections....................................................................................46
Performance Information and Illustrations........................................................................46
     Fund Performance............................................................................................46
     Adjusted Fund Performance...................................................................................47
     Other Information...........................................................................................47
     Policy Illustrations........................................................................................48
Federal Income Tax Considerations................................................................................48
     Tax Status of the Policy....................................................................................48
     Diversification of Investments..............................................................................49
     Policy Owner Control........................................................................................49
     Tax Treatment of Policy Benefits............................................................................49
         Life Insurance Death Benefit Proceeds...................................................................49
         Tax Deferred Accumulation...............................................................................49

                                                         v




         Distributions............................................................................................50
         Modified Endowment Contracts.............................................................................50
         Distributions Under Modified Endowment Contracts.........................................................51
         Distributions Under a Policy That Is Not a MEC...........................................................51
         Multiple Policies........................................................................................52
         Treatment When Insured Reaches Attained Age 100..........................................................52
         Federal Income Tax Withholding...........................................................................52
         Actions to Ensure Compliance with the Tax Law............................................................52
     Trade or Business Entity Owns or is Directly or Indirectly a Beneficiary of the Policy.......................53
     Other Employee Benefit Programs..............................................................................53
     Policy Loan Interest.........................................................................................54
     Our Taxes....................................................................................................54
Distribution of the Policy........................................................................................54
Voting Rights.....................................................................................................55
Our Directors and Executive Officers..............................................................................56
Other Information.................................................................................................59
     State Regulation.............................................................................................59
     Legal Proceedings............................................................................................59
     Legal Matters................................................................................................59
     Experts......................................................................................................59
     Registration Statements......................................................................................60
     Year 2000 Compliance.........................................................................................60
Financial Statements..............................................................................................62

Appendix A -- Glossary of Terms...................................................................................A-1
Appendix B -- Table of Death Benefit Percentages..................................................................B-1
Appendix C -- Sample Hypothetical Illustrations...................................................................C-1


         This Prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful. You should rely only on the information contained in this Prospectus or in the prospectus or statement of additional information of the Funds. We have not authorized anyone to provide you with information that is different.

                                Summary of Policy

                    This is a summary of some of the most important  features of your Policy. The Policy is more fully described in the remainder of the Prospectus. Please read this Prospectus carefully. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Policy is in force, there is no Policy Debt and current federal tax laws apply.

               Corporate-Owned Variable Life Insurance

               o The Policy provides for life insurance coverage on the Insured and for a Cash Surrender Value which is payable if your Policy is terminated during the Insured's lifetime. You may also take partial withdrawals from and borrow portions of your Account Value.

               o The Account Value and death benefit of your Policy may increase or decrease depending on the investment performance of the Divisions to which you have allocated your premiums and the death benefit option you have chosen. Your Policy has no guaranteed minimum Cash Surrender Value. If the Cash Surrender Value is insufficient to cover Policy charges, your Policy may lapse without value.

               o Under certain circumstances, a Policy may become a "modified endowment contract" ("MEC") for federal tax purposes. This may occur if you reduce the Total Face Amount of your Policy or pay excessive premiums. We will monitor your premium payments and other Policy transactions and notify you if a payment or other transaction might cause your Policy to become a MEC. We will not invest any premium or portion of a premium that would cause your Policy to become a MEC. We will promptly refund the money to you and, if you elect to have a MEC contract, you can return the money to us with a signed form of acceptance.

               o We will issue Policies to corporations and employers to provide life insurance coverage in connection with, among other things, deferred compensation plans. We will issue Policies on the lives of prospective Insureds who meet our underwriting standards. An Insured's Issue Age must be between 20 and 85 for Policies issued on a fully underwritten basis and between 20 and 70 for Policies issued on a guaranteed underwriting or a simplified underwriting basis.

            Free Look Period

                    You may return  your  Policy to us for any reason  within 10 days of receiving it, or such longer period as required by applicable state law, and receive the greater of your premiums, less any withdrawals, or your Account Value.

               Premium Payments

               o You must pay us an Initial Premium to put your Policy in force. The minimum Initial Premium will vary based on various factors, including the age of the Insured and the death benefit option you select.

               o Thereafter, you choose the amount and timing of premium payments, within certain limits.

               Death Benefit

               o    You may choose from among three death benefit options --

The Total Face      o    a fixed  benefit equal to the Total Face Amount of your
Amount is the            Policy;
minimum amount
of life insu-       o    a variable  benefit  equal to the sum of the Total Face
rance coverage           Amount and your Policy's Account Value; or
specified in
your Policy         o    an  increasing  benefit  equal to the sum of the  Total
                         Face Amount and the accumulated value of all premiums paid under your Policy accumulated at the interest rate shown on the Policy Specifications page of your Policy.

               o For each option, the death benefit may be greater if necessary to satisfy federal tax law requirements.

               o We will deduct any outstanding Policy Debt and unpaid Policy charges before we pay a death benefit. In addition, prior partial withdrawals may reduce the death benefit payable under the first and third options.

               o At any time, you may increase or decrease the Total Face Amount, subject to our approval and other requirements set forth in the Policy.

               o After the first Policy Year, you may change your death benefit option once each Policy Year.

               The Series Account

               o We have established a separate account to fund the variable benefits under the Policy.

               o The assets of the separate account are insulated from the claims of our general creditors.

               Investment Options

               o You may allocate your net premium payments among the 33 variable Divisions listed on the front cover of this Prospectus.

               o Each Division invests exclusively in shares of a single mutual fund. Each Fund has distinct investment objectives and policies, which are described in the accompanying prospectuses for the Funds.

               o      You may transfer amounts from one Division to another.

               Supplemental Benefits

               o      The following riders are available --

                      o      term life insurance; and
                      o      change of insured.

               o We will deduct the cost, if any, of the rider(s) from your Policy's Account Value on a monthly basis.

               Accessing Your Policy's Account Value

               o    You  may  borrow  from  us  using  your  Account   Value  as
                    collateral.  Loans may be treated as taxable  income if your
                    Policy is a "modified endowment contract" for federal income
Cash Surrender      tax  purposes  and you  have  had  positive  net  investment
Value is Account    performance.
Value minus
any accrued    o    You may surrender your Policy for its Cash Surrender  Value.
and unpaid          There are no surrender charges associated with your Policy.
policy charges
and any        o    You may withdraw a portion of your Policy's Account Value at
Policy Debt.        any time while your Policy is in force.

               o A withdrawal may reduce your death benefit, depending on which death benefit option you have chosen.

               o We will charge an administrative fee not greater than $25 per withdrawal on partial withdrawals after the first in a Policy Year.

               Account Value

               o    Your Policy's Account Value will reflect --
Account Value
is the sum of       o    the premiums you pay;
and the amount
of the Loan         o    the investment performance of the Divisions you select;
Account
                    o    any Policy loans or partial withdrawals;

                    o    your Loan Account balance; and

                    o    the charges we deduct under the Policy.

               Policy Charges and Deductions

               o Expense Charges Against Premiums-- We will deduct a charge from your premium payments that is guaranteed to be no more than 10% to cover our sales expenses, premium tax expenses, and certain federal tax consequences and other obligations resulting from the receipt of premiums. The premium charge consists of two portions: (i) a sales charge and (ii) a "deferred acquisition cost" tax charge ("DAC charge") and premium tax charge. The current sales charge in Policy Years 1 - 10 consists of 5.5% of premiums up to the target annual premium plus 3.0% of premiums in excess of target, and 0% of premiums in years thereafter. The current DAC and premium tax charge equals 3.5% of premium in all Policy Years. We may change these rates at any time subject to the overall guarantee set forth above.

               o Monthly Deduction -- At the beginning of each Policy Month, we will deduct from your Policy's Account Value --

                    o a Monthly Risk Charge, to cover our anticipated costs of providing insurance under the Policy;

                    o the cost of any supplemental benefit riders you choose to add to your Policy;

                    o a Service Charge to cover certain administrative expenses in connection with the Policies. The Service Charge is guaranteed not to exceed $15.00 each Policy Month. Currently, this charge is $10.00 each Policy Month for the first three Policy Years and $7.50 per Policy Month thereafter; and

                    o any extra risk charge if the Insured is in a rated class as specified in your Policy.

               o Separate Account Charges -- On each Valuation Day we deduct a Mortality and Expense Risk Charge from the Divisions to compensate Great-West for the mortality and expense risks we assume by issuing your Policy. The Mortality and Expense Risk Charge will not exceed 0.90% of net asset value annually of your Account Value. Currently, this charge is 0.40% in Policy Years 1 through 5, 0.25% in Policy Years 6 through 20, and 0.10% thereafter.

               o    Surrender Charges -- Your Policy has no surrender charges.

               o Transfer Fee -- You may transfer Account Value among the Divisions free of charge up to the first 12 transfers in one calendar year. Thereafter, subject to certain exceptions, a maximum administrative charge of $10 per transfer will be deducted from your Account Value for all transfers in excess of 12 made in the same calendar year.

               o Partial Withdrawal Fee -- You may make one free partial withdrawal of your Account Value each Policy Year.
                    Thereafter, a maximum administrative charge of $25 will be deducted from your Account Value for all partial withdrawals after the first made in the same Policy Year.

               o Change of Death Benefit Option Fee -- A maximum administrative charge of $100 will be deducted from your Account Value each time you change your death benefit option.

                    The charges  assessed under the Policy are described in more detail in "Charges and Deductions", beginning on page .

               Fees and Expenses of the Funds

                    You will indirectly bear the costs of investment  management fees and expenses paid from the assets of the mutual fund portfolios you select. The prospectuses for the Funds describe their respective charges and expenses in more detail. We may receive compensation from the investment advisers or administrators of the Funds. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and therefore may differ between Funds.

               Table of Fees and Expenses of the Funds

                                                                                       Gross           Less Fee          Net Total
                                                                                    Total Annual        Waivers &          Annual
                                                   Management         Other           Operating        Expense Re-        Operating
                     Fund                             Fees           Expenses         Expenses         imbursement        Expenses
------------------------------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.
o     American Century VP Income &                   0.70%            0.00%             0.70%             0.00%             0.70%
      Growth

o     American Century VP International              1.50%            0.00%             1.50%             0.00%             1.50%

o     American Century VP Value                      1.00%            0.00%             1.00%             0.00%             1.00%

Dreyfus Stock Index Fund                             0.25%            0.01%             0.26%             0.00%             0.26%

Dreyfus Variable Investment Fund
o     Dreyfus Capital Appreciation Portfolio         0.75%            0.06%             0.81%             0.00%             0.81%

o     Dreyfus Growth and Income Portfolio            0.75%            0.03%             0.78%             0.00%             0.78%

Federated Insurance Series
o     Federated American Leaders Fund II             0.75%            0.14%             0.89%            0.01%1             0.88%

o     Federated Growth Strategies Fund II            0.75%            0.42%             1.17%            0.31%2             0.86%

o     Federated High Income Bond Fund II             0.60%            0.18%             0.78%             0.00%             0.78%

o     Federated International Equity Fund II         1.00%            0.72%             1.72%            0.47%3             1.25%

INVESCO Variable Investments Fund, Inc.
o     INVESCO VIF - High Yield Portfolio             0.60%            0.47%             1.07%             0.00%             1.07%

o     INVESCO VIF - Industrial Income                0.75%            0.42%             1.17%            0.24%4             0.93%
      Portfolio

o     INVESCO VIF - Total Return Portfolio           0.75%            0.49%             1.24%            0.23%5             1.01%

                                                                               6
                                                                                                                                   6



                 Table of Fees and Expenses of the Funds (cont.)

                                                                                        Gross           Less Fee          Net Total
Janus Aspen Series
o     Balanced Portfolio                             0.72%            0.02%             0.74%             0.00%             0.74%

o     Flexible Income Portfolio                      0.65%            0.08%             0.73%             0.00%             0.73%

o     High-Yield Portfolio                           0.75%            1.36%             2.11%            1.11%6             1.00%

o     Worldwide Growth Portfolio                     0.67%            0.07%             0.74%            0.02%6             0.72%

Maxim Series Fund, Inc.
o     Maxim Loomis Sayles Corporate Bond             0.90%            0.00%             0.90%             0.00%             0.90%
      Portfolio

o     Maxim INVESCO ADR Portfolio                    1.00%            0.28%             1.28%             0.00%             1.28%

o     Maxim INVESCO Balanced Portfolio               1.00%            0.00%             1.00%             0.00%             1.00%

o     Maxim INVESCO Small-Cap Growth                 0.95%            0.15%             1.10%             0.00%             1.10%
      Portfolio

o     Maxim Ariel MidCap Value Portfolio             0.95%            0.08%             1.03%             0.00%             1.03%

o     Maxim Money Market Portfolio                   0.46%            0.00%             0.46%             0.00%             0.46%

o     Maxim U.S. Government Securities               0.60%            0.00%             0.60%             0.00%             0.60%
      Portfolio

Maxim Profile Portfolios:
o     Maxim Aggressive Profile Portfolio             0.25%            0.00%             0.25%             0.00%             0.25%

o     Maxim Moderately Aggressive Portfolio          0.25%            0.00%             0.25%             0.00%             0.25%

o     Maxim Moderate Profile Portfolio               0.25%            0.00%             0.25%             0.00%             0.25%

o     Maxim Moderately Conservative Profile          0.25%            0.00%             0.25%             0.00%             0.25%
      Portfolio

o     Maxim Conservative Profile Portfolio           0.25%            0.00%             0.25%             0.00%             0.25%


                                                                               7
                                                                                                                                   7



                 Table of Fees and Expenses of the Funds (cont.)

                                                                                        Gross           Less Fee          Net Total
Neuberger&Berman Advisers Management Trust
o     Guardian Portfolio                             0.85%            0.29%             1.14%            0.14%7             1.00%

o     Mid-Cap Growth Portfolio                       0.85%            0.58%             1.43%            0.43%8             1.00%

o     Partners Portfolio                             0.78%            0.06%             0.84%             0.00%             0.84%

o     Socially Responsive Portfolio                  0.85%            1.65%             2.50%            1.00%9             1.50%


             1 Federated Insurance Series - American Leaders Fund The management fee has been reduced to reflect the voluntary waiver of a portion of the  management  fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is  0.75%.  The Fund did not pay or  accrue  the  shareholder services fee during the fiscal year ended  December 31 1998.  The
               Fund  has  no  present   intention  of  paying  or  accruing  the
               shareholder services fee during the fiscal year ended December 31
               1999.  The maximum  shareholder  services  fee is 0.25% The total operating  expenses  would have been 0.89%  absent the  voluntary waiver of a portion of the management fee.

             2 Federated   Insurance   Series  -  Growth   Strategies  Fund  The
               management  fee has been reduced to reflect the voluntary  waiver of a portion of the  management  fee.  The adviser can  terminate this  voluntary  waiver at any time at its sole  discretion.  The maximum  management fee is 0.75%.  The Fund did not pay or accrue the  shareholder  services  fee  during  the  fiscal  year  ended
               December 31 1998. The Fund has no present  intention of paying or accruing  the  shareholder  services  fee during the fiscal  year ended December 31 1999. The maximum  shareholder  services fee is
               0.25%. The total operating  expenses would have been 1.17% absent the voluntary waiver of a portion of the management fee.

             3 Federated  Insurance  Series  -  International  Equity  Fund  The
               management fee has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time at its sole discretion. The maximum management fee is 1.00%. The Fund did not pay or accrue the shareholder services fee during the fiscal year ended
               December 31 1998. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ended December 31 1999. The maximum shareholder services fee is 0.25% The total operating expenses would have been 1.72% absent the voluntary waiver of a portion of the management fee.

             4 INVESCO  Variable  Investments  Fund,  Inc. -  Industrial  Income
               Portfolio Certain expenses of the Portfolio are being voluntarily absorbed by INVESCO. Accordingly, "Other Expenses" and "Net Total
               Annual Operating Expenses" after absorption for the fiscal year ended December 31, 1998, were 0.18% and 0.93%, respectively. The
               Portfolio's actual Net Total Annual Operating Expenses were lower

                                                                               8




               than the figures shown, because its transfer agent fees and/or custodian fees were reduced under expense offset arrangements.
               Because of an SEC requirement, the figures shown do not reflect these reductions.

             5 INVESCO Variable  Investments Fund, Inc. - Total Return Portfolio
               Certain expenses of the Portfolio are being voluntarily absorbed by INVESCO. Accordingly, "Other Expenses" and "Net Total Annual
               Operating  Expenses"  after  absorption for the fiscal year ended
               December  31,  1998,  were  0.26% and  1.01%,  respectively.  The
               Portfolio's actual Net Total Annual Operating Expenses were lower than the figures shown, because its transfer agent fees and/or custodian fees were reduced under expense offset arrangements.
               Because of an SEC requirement, the figures shown do not reflect these reductions.

             6 Janus Aspen Series Fee  reductions  reduce the  management fee to the level of the corresponding Janus retail fund. Janus Capital may modify or terminate the waivers at any time upon at least 90 days' notice to the Trustees.

             7 Neuberger Berman Advisers  Management Trust - Guardian  Portfolio
               Management has voluntarily undertaken to limit the Portfolio's operating expenses which exceed in aggregate 1% per annum of the Portfolio's average daily net assets.

             8 Neuberger  Berman  Advisers  Management  Trust -  Mid-Cap  Growth
               Portfolio Management has voluntarily undertaken to limit the Portfolio's operating expenses which exceed in aggregate 1% per annum of the Portfolio's average daily net assets.

             9 Neuberger Berman Advisers  Management Trust - Socially Responsive
               Portfolio  Management  has  voluntarily  undertaken  to limit the
               Portfolio's  operating  expenses which exceed in aggregate  1.50%
               per annum of the Portfolio's average daily net assets.



       The Fund expenses shown above are assessed at the Fund level and are not direct charges against Series Account assets or reductions from Account Values. These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Series Account.

       The management fees and other expenses are more fully described in the prospectuses for each Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.


               What if Charges and Deductions Exceed Account Value?

               o Your Policy may terminate if your Account Value at the beginning of any Policy Month is insufficient to pay all charges and deductions then due.

               o If your Policy would terminate due to insufficient value, we will send you notice and allow you a 61 day Grace Period.

               o If, within the Grace Period, you do not make a premium payment sufficient to cover all accrued and unpaid charges and deductions, your Policy will terminate at the end of the Grace Period without further notice.

               Reinstatement

                    If your Policy terminates due to insufficient value, we will reinstate it within three years at your request, subject to certain conditions.

               Paid-Up Life Insurance

                    If the Insured  reaches  Attained Age 100 and your Policy is in force, the Policy's Account Value, less Policy Debt, will be applied as a single premium to purchase "paid-up" insurance. Your Policy's Account Value will remain in the Series Account allocated to the Divisions in accordance with your instructions. The death benefit under this paid-up insurance generally will be equal to your Account Value. As your Account Value changes based on the investment experience of the Divisions, the death benefit will increase or decrease accordingly.

               Federal Tax Considerations

                    Your Policy is structured to meet the  definition of a "life insurance contract" under the Tax Code. We may need to limit the amount of your premium payments to ensure that your Policy continues to meet that definition.

                    Your purchase of, and  transactions  under,  your Policy may have tax consequences that you should consider before purchasing a Policy. In general, the death benefit will be excluded from the gross income of the beneficiary. Increases in Account Value will not be taxable as earned, although there may be income tax due on a surrender of your Policy or partial withdrawal of your Policy's Account Value. For more information on the tax treatment of the Policy, see "Federal Income Tax Considerations" beginning on page and consult your tax adviser.

                        Great-West Life & Annuity Insurance Company

                    Great-West Life & Annuity Insurance  Company  ("Great-West")
               is a stock life insurance company that was originally organized under the laws of the state of Kansas as the National Interment Association. Our name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to our current name in February 1982. In September 1990, we redomesticated under the laws of Colorado.

                    We are authorized to do business in forty-nine  states,  the
               District of Columbia, Puerto Rico and Guam. We issue individual and group life insurance policies and annuity contracts and accident and health insurance policies.

                    Great-West  is  a  member  of  the   Insurance   Marketplace
               Standards Association ("IMSA"). Accordingly, we may use the IMSA logo and membership in IMSA in advertisements. Being a member of IMSA means that Great-West has chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

                    Great-West  is an indirect  wholly-owned  subsidiary  of The
               Great-West Life Assurance Company. The Great-West Life Assurance Company is a subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is in turn a subsidiary of Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

                    Great-West  also  acts as a  sponsor  for six  other  of its separate accounts that are registered with the SEC as investment companies: FutureFunds Series Account, Maxim Series Account, Pinnacle Series Account, Retirement Plan Series Account, Variable Annuity-1 Series Account, and Variable Annuity Account A.

                    The officers and  employees of  Great-West  are covered by a joint fidelity bond. The fidelity bond coverage is $(Canadian) 100,000,000 in the aggregate with a single loss limit of $(Canadian) 50,000,000. In addition to covering officers and employees of Great-West, the joint fidelity bond also covers certain affiliates of Great-West.

                                       The Series Account

                    We  established  "COLI VUL-2  Series  Account"  (the "Series
               Account") in accordance with Colorado law on November 25, 1997. The Series Account may also be used to fund benefits payable under other life insurance policies issued by us.

                    We own the assets of the Series Account.  The income,  gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income, gains or losses.

The assets of       We will at all times  maintain  assets in the Series Account the Series with a total market value at least equal to the reserves and Account are other liabilities relating to the variable benefits under all insulated policies participating in the Series Account. Those assets may
from our       not be charged with our liabilities from our other business.  Our
general        obligations  under  those  policies  are,  however,  our  general
liabilities.   corporate obligations.

                    The Series Account is registered with the Securities and The Series Exchange Commission (the "SEC") under the Investment Company Act Account is of 1940 ("1940 Act") as a unit investment trust. Registration registered under the 1940 Act does not involve any supervision by the SEC of with the SEC. the management or investment practices or policies of the Series
               Account.

                    The  Series  Account  is  divided  into 33  Divisions.  Each
The Series Division invests exclusively in shares of a corresponding Account has investment portfolio of a registered investment company (commonly 33 Divisions. known as a mutual fund). We may in the future add new or delete
Each Divi- existing Divisions. The income, gains or losses, realized or sion invests unrealized, from assets allocated to each Division are credited exclusively to or charged against that Division without regard to the other in shares of income, gains or losses of the other Divisions. All amounts
a single       allocated  to a Division  will be used to purchase  shares of the
mutual fund    corresponding  Fund.  The  Divisions  will at all  times be fully
portfolio.     invested in Fund shares.

                    We hold the  assets of the  Series  Account.  We keep  those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Funds.

                                       The Investment Options

The Fund            The   Policy   offers  a  number  of   investment   options,
Prospectuses corresponding to the Divisions. Each Division invests in a single have more Fund. Each Fund is a mutual fund registered under the 1940 Act, information or a separate series of shares of such a mutual fund. More about the comprehensive information, including a discussion of potential Funds, and risks, is found in the current prospectuses for the Funds (the may be ob- "Fund Prospectuses"). The Fund Prospectuses should be read in tained from connection with this Prospectus. You may obtain a copy of each
us without     Fund Prospectus without charge by Request.
charge.
                    Each Fund holds its assets  separate  from the assets of the other  Funds,  and  each  Fund  has its own  distinct  investment
               objective  and  policies.   Each  Fund  operates  as  a  separate
               investment fund, and the income, gains and losses of one Fund generally have no effect on the investment performance of any other Fund.

                    The Funds are NOT available to the general public  directly.
               The Funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

                    Some  of the  Funds  have  been  established  by  investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Fund may differ substantially.

                    The  investment  objectives of the current Funds are briefly described below:

               American Century Variable Portfolios, Inc. (advised by American Century Investment Management, Inc.)

                    American  Century VP Income & Growth seeks dividend  growth, current income and capital appreciation by investing in common stocks.

                    American  Century VP  International  seeks capital growth by investing primarily in an internationally diversified portfolio of common stocks that are considered by the adviser to have prospects for appreciation.

                    American Century VP Value seeks long-term  capital growth by investing in securities that the adviser believes to be undervalued at the time of purchase. Income is a secondary objective.

               Dreyfus Stock Index Fund (advised by The Dreyfus Corporation and its affiliate Mellon Equity Associates)

                    Dreyfus Stock Index Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

               Dreyfus   Variable   Investment  Fund  (advised  by  The  Dreyfus
               Corporation)

                    Dreyfus  Capital  Appreciation  Portfolio  seeks to  provide long-term capital growth consistent with the preservation of capital by investing primarily in the common stocks of domestic and foreign issuers. Current income is a secondary investment objective. Fayez Sarofim & Co. is the sub-adviser to this Fund and, as such, provides day-to-day management.

                    Dreyfus  Growth  and  Income   Portfolio  seeks  to  provide
               long-term capital growth, current income and growth of income, consistent with reasonable investment risk by investing primarily in equity securities, debt securities and money market instruments of domestic and foreign issuers.

               Federated Insurance Series (advised by Federated Advisers)

                    Federated   American   Leaders  Fund  II  seeks  to  achieve
               long-term growth of capital by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue-chip" companies. The Fund's secondary objective is to provide income.

                    Federated   Growth   Strategies   Fund  II   seeks   capital
               appreciation by investing at least 65% of its assets in equity securities of companies with prospects for above-average growth in earnings and dividends or companies where significant fundamental changes are taking place.

                    Federated High Income Bond Fund II seeks high current income by investing primarily in a professionally managed, diversified portfolio of fixed-income securities, including lower-rated corporate debt obligations commonly referred to as "junk bonds."

                    Federated  International  Equity  Fund II seeks to  obtain a total return on its assets by investing at least 65% of its assets in equity securities of issuers located in at least three different countries outside the United States.

               INVESCO Variable Investments Fund, Inc. (advised by INVESCO Funds Group, Inc.)

                    INVESCO  VIF - High  Yield  Portfolio  seeks a high level of current income by investing substantially all of its assets in lower-rated bonds and other debt securities and in preferred stock.

                    INVESCO VIF -  Industrial  Income  Portfolio  seeks the best
               possible   current  income  while  following   sound   investment
               practices by investing at least 65% of its total assets in dividend-paying common stocks, with up to 10% of its total assets invested in equity securities that do not pay regular dividends and the remainder invested in other income-producing securities such as corporate bonds. Capital growth potential is an additional consideration in the selection of portfolio securities.

                    INVESCO  VIF - Total  Return  Portfolio  seeks a high  total return on investment through capital appreciation and current income by investing in a combination of equity and fixed-income securities. INVESCO Capital Management, Inc. serves as the sub-adviser to this Fund and, as such, provides day-to-day management.

               Janus Aspen Series (advised by Janus Capital Corporation)

                    Balanced   Portfolio  seeks  long-term  growth  of  capital,
               balanced by current income by investing up to 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

                    Flexible  Income  Portfolio  seeks to maximize  total return
               from  a  combination  of  income  and  capital   appreciation  by
               investing primarily in income-producing securities.

                    High-Yield  Portfolio  seeks  high  current  income  as  its primary objective by investing primarily in high yield/high risk fixed-income securities, commonly referred to as "junk bonds." Capital appreciation is a secondary objective when consistent with the primary objective.

                    Worldwide Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

               Maxim Series Fund, Inc. (advised by GW Capital Management, LLC, a wholly-owned subsidiary of Great-West)


                    Maxim Loomis  Sayles  Corporate  Bond  Portfolio  seeks high total investment return by investing primarily in debt securities (including convertibles), although up to 20% of its total assets may be invested in preferred stocks. Loomis, Sayles & Company, L.P. serves as sub-adviser to this Fund and, as such, provides day-to-day management.

                    Maxim  INVESCO ADR  Portfolio  seeks to achieve a high total return on investment through capital appreciation and current income, while reducing risk through diversification, by investing in foreign securities that are issued in the form of American Depository Receipts or foreign stocks that are registered with the SEC and traded in the United States. Institutional Trust Company serves as the sub-adviser to this Fund and, as such, provides day-to-day management.

                    Maxim  INVESCO  Balanced  Portfolio  seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of common stocks and fixed-income securities. Institutional Trust Company serves as the sub-adviser to this Fund and, as such, provides day-to-day management.

                    Maxim INVESCO  Small-Cap  Growth  Portfolio  seeks long-term capital growth by investing its assets principally in a diversified group of equity securities of emerging growth companies with market capitalization of $1 billion or less at the time of initial purchase. Institutional Trust Company serves as the sub-adviser to this Fund and, as such, provides day-to-day management.

                    Maxim Ariel MidCap Value Portfolio seeks long-term growth of capital by normally investing at least 65% of its assets in securities issued by medium-sized companies. Ariel Capital Management serves as the sub-adviser to this Fund and, as such, provides day-to-day management.


                    Maxim Money Market Portfolio seeks  preservation of capital, liquidity and the highest possible current income through investments in short-term money market securities. An investment in this Fund is not insured by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money.

                    Maxim U.S. Government Securities Portfolio seeks the highest level of return consistent with preservation of capital and substantial credit protection by investing primarily in mortgage-related securities issued or guaranteed by an agency or instrumentality of the U.S. Government, other U.S. agency and instrumentality obligations and in U.S. Treasury obligations.

               Maxim Profile Portfolios

                    Maxim Aggressive  Profile  Portfolio seeks to achieve a high total return on investment through long-term capital appreciation by investing in other Maxim Funds with an emphasis on equity investments.

                    Maxim  Moderately  Aggressive  Profile  Portfolio  seeks  to achieve a high total return on investment through long-term capital appreciation by investing in other Maxim Funds with an emphasis on equity investments, though income is a secondary consideration.

                    Maxim  Moderate  Profile  Portfolio  seeks to achieve a high total return on investment through long-term capital appreciation by investing in other Maxim Funds with a relatively equal emphasis on equity and fixed-income investments.

                    Maxim  Moderately  Conservative  Profile  Portfolio seeks to achieve the highest possible total return consistent with reasonable risk through a combination of income and capital appreciation by investing in other Maxim Funds with primary emphasis on fixed-income investments, and, to a lesser degree, in other Maxim Funds with an emphasis on equity investments.

                    Maxim Conservative  Profile Portfolio seeks to achieve total return consistent with preservation of capital primarily through fixed-income investments by investing in other Maxim Funds with an emphasis on fixed-income investments.

              Neuberger&Berman Advisers Management Trust

                    The  portfolios  listed  below  invest  their  assets  in  a corresponding portfolio of Neuberger&Berman Advisers Managers Trust, an open-end investment company registered under the 1940 Act. This type of arrangement is commonly referred to as a "master/feeder" structure and is different from that of many other investment companies which directly acquire and manage their own assets. The investment objectives of the portfolios listed below are identical to the corresponding portfolios in which they invest and their investment performance will directly correspond with the investment performance of those corresponding portfolios. Neuberger&Berman Management Incorporated serves as the investment adviser to Advisers Managers Trust and Neuberger&Berman, LLC acts as sub-adviser.

                    Guardian   Portfolio   seeks  capital   appreciation,   and,
               secondarily, current income by investing primarily in common stocks of long-established, high- quality companies. A
               value-oriented   investment   approach   is  used  in   selecting
               securities.

                    Mid-Cap  Growth  Portfolio  seeks  capital  appreciation  by investing, under normal market conditions, in equity securities of medium-sized companies. A growth-oriented investment approach is used in selecting securities.

                    Partners  Portfolio  seeks  capital  growth by  investing in common stocks and other equity securities of medium to large capitalization established companies. A value-oriented investment approach is used in selecting securities.

                    Socially   Responsive   Portfolio  seeks  long-term  capital
               appreciation by investing in stocks of medium to large capitalization companies that meet both financial and social criteria. A value-oriented investment approach is used in selecting securities.

                    You  should   contact   your   representative   for  further
               information on the availability of the Divisions.

                    Each Fund is subject to certain investment  restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Fund. See the accompanying Fund Prospectuses for further information.

                    We  automatically  reinvest all  dividends and capital gains distributions from the Funds in shares of the distributing Fund at their net asset value. The income and realized and unrealized gains or losses on the assets of each Division are separate and are credited to or charged against the particular Division without regard to income, gains or losses from any other Division or from any other part of our business. We will use amounts you allocate to a Division to purchase shares in the corresponding Fund and will redeem shares in the Funds to meet Policy obligations or make adjustments in reserves. The Funds are required to redeem their shares at net asset value and to make payment within seven days.

                    The  Funds  may  also  be  available  to  separate  accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Series Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

                                       Expenses of the Funds

                    Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. These expenses, therefore, are not direct charges against Series Account assets or reductions from your Policy's Account Value. You do, however, indirectly bear the expenses of the Funds because those expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Series Account. Fund expenses are shown at "Summary of the Policy -- Fees and expenses of the Funds beginning on page 57 of this Prospectus.

                    The management fees and other expenses of the Funds are more fully described in the Fund Prospectuses. The information relating to the Fund expenses was provided by each Fund and was not independently verified by us.


                                       About the Policy

               Policy Application, Issuance and Initial Premium

                    To purchase a Policy,  you must submit an application to our
               Principal Office. We will then follow our underwriting procedures designed to determine the insurability of the proposed Insured. We may require a full underwriting, which includes a medical examination and further information, before your application is approved. We also may offer the Policy on a simplified underwriting or guaranteed issue basis. Proposed Insureds must be acceptable risks based on our applicable underwriting limits and standards. We will not issue a Policy until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application for any lawful reason or to "rate" an Insured as a substandard risk, which will result in increased Monthly Risk Charges. The Monthly Risk Charge also may vary depending on the type of underwriting we use.

                    You must specify  certain  information  in the  application, including the Total Face Amount, the death benefit option and supplemental benefits, if any. The Total Face Amount generally may not be decreased below $100,000.

                    Upon  approval  of the  application,  we will issue to you a
               Policy on the life of the Insured. A specified Initial Premium must be paid before we issue the Policy. The effective date of coverage for your Policy (which we call the "Policy Date") will be the date we receive a premium equal to or in excess of the specified Initial Premium after we have approved your application. If your premium payment is received on the 29th, 30th or 31st of a month, the Policy will be dated the 28th of that month.

                    We generally do not accept premium  payments before approval of an application. However, at our discretion, we may elect to do so. While your application is in underwriting, if we accept your premium payment before approval of your application, we will provide you with temporary insurance coverage in accordance with the terms of our temporary insurance agreement. In our discretion, we may limit the amount of premium we accept and the amount of temporary coverage we provide. If we approve your application, we will allocate your premium to the Series Account on the Policy Date, as described below. Otherwise, we will promptly return your payment to you. We will not credit interest to your premium payment for the period while your application is in underwriting.

                    We reserve  the right to change the terms or  conditions  of your Policy to comply with differences in applicable state law. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements which are attached to this Prospectus or in endorsements to the Policy, as appropriate.

               Free Look Period

                    If  you  are  not  satisfied  with  your  Policy,  it may be returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 10 days from the date you receive it (unless a longer period is required under applicable state insurance law) (the "Free Look Period").

                    A Policy  returned under this provision will be deemed void.
               You will receive a refund equal to the greater of --

               o    the sum of all premium payments made (less any withdrawals);
                    or

               o    the Policy's Account Value.

                    During  the Free  Look  Period,  we will  allocate  your net premium payments to the Division of the Series Account that invests in the Maxim Money Market Portfolio. We will transfer the Account Value in that Division to the other Divisions of the Series Account in accordance with your allocation instructions five days after the end of the Free Look Period.

               Premium Payments

               Premium. All premium payments must be made payable to "Great-West Life & Annuity Insurance Company" and mailed to our Principal Office. The Initial Premium will be due and payable on or before your Policy's Issue Date. You may pay additional premium payments to us in the amounts and at the times you choose, subject to the limitations described below.

                    We reserve the right to limit the number of premium payments we accept on an annual basis. No premium payment may be less than $100 without our consent, although we will accept a smaller premium payment if necessary to keep your Policy in force. We reserve the right to restrict or refuse any premium payments that exceed the Initial Premium amount shown on your Policy. We also reserve the right not to accept a premium payment that causes the death benefit to increase by an amount that exceeds the premium received. Evidence of insurability satisfactory to us may be required before we accept any such premium.

                    We will not  accept  premium  payments  that  would,  in our opinion, cause your Policy to fail to qualify as life insurance under applicable federal tax law. If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to you.

               Net Premiums. The net premium is the amount you pay as the premium less any Expense Charges Applied to Premium. See "Charges and Deductions - - Expense Charges Applied to Premium," beginning on page 34 of this Prospectus.

               Allocation of Net Premium. Except as otherwise described herein, your net premium will be allocated in accordance with the allocation percentages you select. Percentages must be in whole numbers.

                    Premiums  received  prior to the end of the Free Look Period will initially be credited to the Maxim Money Market Portfolio Division. Your initial allocation percentages will take effect five days after the end of your state's Free Look Period.

                    You may change your  allocation  percentages  at any time by
               Request. Telephone Requests will be honored only if we have a properly completed telephone authorization form for you on file. An allocation change will be effective as of the date we receive the Request for that change. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone
               Requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone. However, if we do not take reasonable steps to ensure that a telephone authorization is valid, we may be liable for such losses. We may suspend, modify or terminate this telephone privilege at any time without notice.

               Planned Periodic Premiums. While you are not required to make additional premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the planned periodic premium, unless you request to have reminder notices suspended. You are not required, however, to pay the planned periodic premium; you may increase or decrease the planned periodic premium subject to our limits, and you may skip a planned payment or make unscheduled payments. Depending on the investment performance of the Divisions you select, the planned periodic premium may not be sufficient to keep your Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of your Policy.

               Death Benefit

You may             If your  Policy  is in force  at the  time of the  Insured's
choose from    death,  we will pay the  beneficiary an amount based on the death
three death    benefit  option you select once we have received Due Proof of the
benefit op-    Insured's death. The amount payable will be:
tions.  Your
choice will    o    the amount of the selected death benefit option, plus
affect the
insurance      o    any amounts  payable under any  supplemental  benefit riders
charges we          added to your Policy, less
deduct from
your Account   o    the value of any  Policy  Debt on the date of the  Insured's
Value and the       death, less
amount of the
death benefit.  o    any accrued and unpaid Policy charges.

                    We will pay this amount to the  beneficiary in one lump sum, unless we and the beneficiary agree on another form of settlement. We will pay interest, at a rate not less than that required by law, on the amount of Policy Proceeds, if payable in one lump sum, from the date of the Insured's death to the date of payment.

                    In order to meet the definition of life insurance  under the
               Internal Revenue Code of 1986, as amended (the "Code"), Section 7702 of the Code defines alternative testing procedures for the minimum death benefit under a Policy: the guideline premium test ("GPT") and the cash value accumulation test ("CVAT"). See "Federal Income Tax Considerations - Tax Status of the Policy," at page . The Policy must qualify under either the GPT or the CVAT. When you purchase a Policy, you must choose the procedure under which your Policy will qualify. You may not change your choice while the Policy is in force.

                    Under  both  testing  procedures,  there is a minimum  death benefit required at all times equal to your Policy's Account Value multiplied by some pre-determined factor. The factors used to determined the minimum death benefit depend on the testing procedure chosen and vary by age. The factors used for GPT are shown in Appendix C and those used for CVAT are set forth in your Policy.

                    Under  the GPT,  there is also a maximum  amount of  premium which may be paid with respect to your Policy.

                    Use of  the  CVAT  can be  advantageous  if  you  intend  to maximize the total amount of premiums paid. An offsetting consideration, however, is that the factors used to determine the minimum death benefit are higher under the CVAT, which can result in a higher death benefit over time and, thus, a higher total cost of insurance.

You may select        The Policy has three death benefit options.
from among
three death    Option 1. The "Level Death" Option.  Under this option, the death
benefit        benefit is --
options.
                                                                              23

               o the Policy's Total Face Amount on the date of the Insured's death less any partial withdrawals; or, if greater,

               o the Policy's Account Value on the date of death multiplied by the applicable factor shown in the table set forth in Appendix C or in your Policy.

                    This death benefit  option should be selected if you want to minimize your cost of insurance.

               Option 2. The "Coverage Plus" Option. Under this option, the death benefit is --

               o the sum of the Total Face Amount and Account Value of the Policy on the date of the Insured's death; or, if greater,

               o the Policy's Account Value on the date of death multiplied by the applicable factor shown in the table set forth in Appendix C or in your Policy.

                    This death  benefit  option  should be  selected if you want your death benefit to increase with your Policy's Account Value.

               Option 3. The "Premium Accumulation" Option. Under this option, the death benefit is --

               o the sum of the Total Face Amount and premiums paid under the Policy plus interest at the rate specified in your Policy less any partial withdrawals; or, if greater,

               o the Policy's Account Value on the date of death multiplied by the applicable factor shown in the table set forth in Appendix C or in your Policy.

                    This death  benefit  option should be selected if you want a specified amount of death benefit plus a return of the premiums you paid with guaranteed interest.

               Changes in Death Benefit Option

                    After the  first  Policy  Year,  but not more than once each
               Policy Year, you may change the death benefit option by Request. Any change will be effective on the first day of the Policy Month following the date we approve your Request. A maximum administrative fee of $100 will be deducted from your Account Value each time you change your death benefit option.

                    A change in the death  benefit  option  will not  change the amount payable upon the death of the Insured. Any change is subject to the following conditions:

               o If the change is from Option 1 to Option 2, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount less the Policy's Account Value. Evidence of insurability may be required.

               o If the change is from Option 1 to Option 3, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount less the accumulated value of all premiums at the interest rate shown in your Policy. Evidence of insurability may be required.

              o If the change is from Option 2 to Option 1, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount plus the Policy's Account Value.

              o If the change is from Option 2 to Option 3, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount plus the Policy's Account Value less the accumulated value of all premiums at the interest rate shown in your Policy.

              o If the change is from Option 3 to Option 1, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount plus the accumulated value of all premiums at the interest rate shown in your Policy.

              o If the change is from Option 3 to Option 2, the new Total Face Amount, at the time of the change, will equal the prior Total Face Amount less the Policy's Account Value plus the accumulated value of all premiums at the interest rate shown in your Policy.

               Changes in Total Face Amount

You may in-         You may  increase or decrease  the Total Face Amount of your
crease or      Policy at any time within certain limits.
decrease the
Total Face     Minimum  Changes.  Each  increase  or  decrease in the Total Face
Amount with- Amount must be at least $25,000. We reserve the right to change in certain the minimum amount by which you may change the Total Face Amount. limits.
               Increases.  To Request an increase, you must provide satisfactory evidence of the Insured's  insurability.  Once approved by us, an
               increase  will  become   effective  on  the  Policy   Anniversary
               following our approval of your Request, subject to the deduction of the first Policy Month's Monthly Risk Charge, Service Charge, any extra risk charge if the Insured is in a rated class and the cost of any riders.

               Decreases. A decrease will become effective at the beginning of the next Policy Month following our approval of your request. The Total Face Amount after the decrease must be at least $100,000.

                    For  purposes  of the  Incontestability  Provision  of  your
               Policy, any decrease in Total Face Amount will be applied in the following order:

               o    first, to the most recent increase;

               o second, to the next most recent increases, in reverse chronological order; and

               o    finally, to the initial Total Face Amount.

               Surrenders

If you sur-         You may surrender your Policy for its Cash  Surrender  Value
render your    at any time while the Insured is living. If you do, the insurance
Policy and     coverage and all other benefits under the Policy will terminate.
receive its
Cash Sur-      Cash Surrender Value is your Policy's  Account Value less the sum render Value,  of:
you may
incur taxes    o    the outstanding balance of any Policy Debt; and
and tax
penalties.     o    any other accrued and unpaid Policy charges.

                    We will determine your Cash Surrender Value as of the end of the first Valuation Date after we receive your Request for surrender.

               Partial Withdrawal

If you with-        You may Request a partial withdrawal of Account Value at any
draw part of   time  while the  Policy is in force.  The  amount of any  partial
the Cash       withdrawal  must be at least  $500 and may not exceed 90% of your
Surrender Policy's Account Value less the value of the Loan Account. An Value, your administrative fee will be deducted from your Account Value for
Policy's       all  partial  withdrawals  after the first  made  during the same death benefit  Policy  Year.  This  administrative  fee is  guaranteed  to be no
will be re-    greater than $25.
duced and
you may incur       If you have chosen  either Death  Benefit  Option 1 or Death
taxes and      Benefit Option 3, then the death benefit  payable will be reduced
tax penal-     by the amount of any partial withdrawals.
ties.
                    Your Policy's Account Value will be reduced by the amount of a partial withdrawal. The amount of a partial withdrawal will be withdrawn from the Divisions in the proportion the amounts in the Divisions bear to your Policy's Account Value. You cannot repay amounts taken as a partial withdrawal. Any subsequent payments received by us will be treated as additional premium payments and will be subject to our limitations on premiums.

                    A partial withdrawal may have tax consequences. See "Federal
               Income Tax Considerations - - Tax Treatment of Policy Benefits," beginning on page 49 of this Prospectus.

               Policy Loans

You may             You may request a Policy loan of up to 90% of your  Policy's
borrow from    Account Value,  decreased by the amount of any outstanding Policy
us using       Debt on the date the Policy  loan is made.  When a Policy loan is
your Account   made, a portion of your Account  Value equal to the amount of the
Value as       Policy loan will be allocated  to the Loan Account as  collateral
collateral.    for the loan.  This amount will not be affected by the investment experience of the Series Account while the loan is outstanding and will be subtracted from the Divisions in the proportion the amounts in the Divisions bear to your Account Value. The minimum
               Policy loan amount is $500.

                    The  interest  rate on the  Policy  loan will be  determined annually at the beginning of each Policy Year. That interest rate will be guaranteed for that Policy Year and will apply to all Policy loans outstanding during that Policy Year. Interest is due and payable on each Policy Anniversary. Interest not paid when due will be added to the principal amount of the loan and will bear interest at the loan interest rate.

                    Presently, the maximum interest rate for Policy loans is The
               Moody's Corporate Bond Yield Average - Monthly Average Corporates, which is published by Moody's Investor Service, Inc. If that Average ceases to be published, the maximum interest rate for Policy loans will be derived from a substantially similar average adopted by your state's Insurance Commissioner.

                    We must reduce our Policy loan  interest rate if the maximum loan interest rate is lower than the loan interest rate for the previous Policy Year by one-half of one percent or more.

                    We may  increase  the  Policy  loan  interest  rate but such increase must be at least one-half of one percent. No increase may be made if the Policy loan interest rate would exceed the maximum loan interest rate. We will send you advance notice of any increase in the Policy loan rate.


                    Interest  will be  credited  to  amounts  held  in the  Loan
               Account. The rate will be no less than the Policy loan interest rate then in effect less a maximum of 0.9%.

                    All  payments we receive from you will be treated as premium payments unless we have received notice, in form satisfactory to us, that the funds are for loan repayment. If you have a Policy loan, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not. Loan repayments will first reduce the outstanding balance of the Policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any Policy loan at any time while the Policy is in force. Amounts paid to repay a Policy loan will be allocated to the Divisions in accordance with your allocation instructions then in effect at the time of repayment.

                    A Policy loan, whether or not repaid, will affect the Policy
               Proceeds payable upon the Insured's death and the Account Value because the investment results of the Divisions do not apply to amounts held in the Loan Account. The longer a loan is outstanding, the greater the effect is likely to be, depending on the investment results of the Divisions while the loan is outstanding. The effect could be favorable or unfavorable.

               Transfers Between Sub-Accounts

                    Subject  to our rules as they may  exist  from time to time, you may at any time transfer to another Division all or a portion of the Account Value allocated to a Division. We will make transfers pursuant to a Request. Telephone Requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone
               Requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. For transactions initiated by telephone, you will be required to identify yourself by name and a personal identification number. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses. We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

                    Transfers  may be  Requested by  indicating  the transfer of either a specified dollar amount or a specified percentage of the Division's value from which the transfer will be made.

                    Transfer  privileges are subject to our consent.  We reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and
               (2) the minimum amount that may remain in a Division following a transfer from that Division.

                    An administrative  charge of $10 per transfer will apply for all transfers in excess of 12 made in a calendar year. We may increase or decrease the transfer charge; however, it is guaranteed to never exceed $10 per transfer. All transfers made in a single day will count as only one transfer toward the 12 free transfers. The transfer of your Initial Premium from the Maxim Money Market Portfolio Division to your selected Divisions does not count toward the twelve free transfers. Likewise, any transfers under Dollar Cost Averaging or periodic rebalancing of your Account Value under the Rebalancer Option do not count toward the twelve free transfers (a one time rebalancing, however, will be counted as one transfer).

               Dollar Cost Averaging

                    By Request,  you may elect Dollar Cost Averaging in order to purchase Units of the Divisions over a period of time. There is no charge for this service.

                   Dollar Cost Averaging permits you to automatically  transfer a predetermined dollar amount, subject to our minimum, at regular
Dollar Cost intervals from any one or more designated Divisions to one or Averaging more of the remaining, then available Divisions. The Unit Value permits you will be determined on the dates of the transfers. You must
to transfer    specify the  percentage to be  transferred  into each  designated
your Account   Division.  Transfers  may be set up on any  one of the  following
Value at       frequency periods: monthly, quarterly, semiannually, or annually.
regular        The transfer will be initiated one frequency period following the
intervals      date  of  your  request.  We will  provide  a list  of  Divisions from one or eligible for Dollar Cost Averaging which may be modified from more Divi- time to time. Amounts transferred through Dollar Cost Averaging
sions to       are not counted  against the twelve free  transfers  allowed in a
other          calendar year.  You may not  participate in Dollar Cost Averaging
Divisions.     and the  Rebalancer  Option  (described  below) at the same time.
               Participation in Dollar Cost Averaging does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. We reserve the right to modify, suspend, or terminate Dollar Cost Averaging at any time.

               The Rebalancer Option

The Reba-           By Request,  you may elect the Rebalancer Option in order to lancer Option  automatically  transfer  Account  Value among the  Divisions on a
permits you    periodic  basis.  There is  no  charge  for  this  service, real-
to reba-       locates  your  Account  Value  so  as  to  maintain a  particular lance your percentage allocation among Divisions chosen by you. The amount Account Value allocated to each Division will grow or decline at different
so that you    rates depending on the investment experience of the Divisions.
may main-
tain your           You may Request  that  rebalancing  occur one time only,  in
chosen         which  case  the  transfer  will  take  place  on the date of the
percentage     Request.  This  transfer  will count as one transfer  towards the
allocation     twelve free transfers allowed in a calendar year.
among
Divisions.          You may also choose to  rebalance  your  Account  Value on a quarterly, semiannual, or annual basis, in which case the first transfer will be initiated one frequency period following the date of your request. On that date, your Account Value will be automatically reallocated to the selected Divisions. Thereafter, your Account Value will be rebalanced once each frequency period.
               In order to  participate in the  Rebalancer  Option,  your entire
               Account Value must be included. Transfers made with these frequencies will not count against the twelve free transfers allowed in a calendar year.

                    You must  specify  the  percentage  of  Account  Value to be allocated to each Division and the frequency of rebalancing. You may terminate the Rebalancer Option at any time by Request.

                    You may not participate in the Rebalancer  Option and Dollar
               Cost Averaging at the same time. Participation in the Rebalancer Option does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. The Company reserves the right to modify, suspend, or terminate the Rebalancer Option at any time.

               Account Value

                    Your  Account  Value  is the sum of your  interests  in each
               Division you have chosen plus the amount in your Loan Account. The Account Value varies depending upon the premiums paid, Expense Charges Applied to Premium, Mortality and Expense Risk Charge, Service Charges, Monthly Risk Charges, partial withdrawals, fees, Policy loans and the net investment factor (described below) for the Divisions to which your Account Value is allocated.

A Valuation         We measure  the amounts in the  Divisions  in terms of Units
Date is any and Unit Values. On any given date, your interest in a Division day on which is equal to the Unit Value multiplied by the number of Units we, the appli- credited to you in that Division. Amounts allocated to a Division cable Fund, will be used to purchase Units of that Division. Units are and the NYSE redeemed when you make partial withdrawals, undertake Policy are open for loans or transfer amounts from a Division, and for the payment of business. Service Charges, Monthly Risk Charges and other fees. The number of Units of each Division  purchased or redeemed is determined by
The Valuation dividing the dollar amount of the transaction by the Unit Value Period is the for the Division. The Unit Value for each Division was period of established at $10.00 for the first Valuation Date of the time from one  Division.  The Unit Value for any  subsequent  Valuation  Date is determination  equal  to  the  Unit  Value  for  the  preceding  Valuation  Date
of Unit        multiplied by the net investment  factor  (determined as provided
Values to below). The Unit Value of a Division for any Valuation Date is the next. determined as of the close of the Valuation Period ending on that
               Valuation Date.

                    Transactions  are processed on the date we receive a premium at our Principal Office or upon approval of a Request. If your premium or Request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date.

We apply your       The  Account  Value  attributable  to each  Division  of the
Initial Pre-   Series Account on the Policy Date equals:
mium on the
Policy Date,   o    that portion of net premium  received  and  allocated to the
which will          Division, less
be the Issue
Date (if we    o    the Service Charges due on the Policy Date, less
have already
received       o    the Monthly Risk Charge due on the Policy Date, less
your Initial
Premium) or    o    the  Monthly  Risk  Charge  for any riders due on the Policy
the Business        Date.
Day we receive
a premium           The  Account  Value  attributable  to each  Division  of the
equal to or    Series Account on subsequent Valuation Dates is equal to:
in excess of
the Initial    o    the  Account  Value  attributable  to  the  Division  on the
Premium after       preceding  Valuation Date  multiplied by that Division's net
we have             investment factor, plus
approved your
Policy         o    that portion of net premium  received  and  allocated to the
application.        Division during the current Valuation Period, plus

               o that portion of the value of the Loan Account transferred to the Division upon repayment of a Policy loan during the current Valuation Period; plus

               o any amounts transferred by you to the Division from another Division during the current Valuation Period, less

               o any amounts transferred by you from the Division to another Division during the current Valuation Period, less

               o that portion of any partial withdrawals deducted from the Division during the current Valuation Period, less

               o that portion of any Account Value transferred from the Division to the Loan Account during the current Valuation Period, less

               o that portion of fees due in connection with a partial surrender charged to the Division, less

               o if the first day of a Policy Month occurs during the current Valuation Period, that portion of the Service Charge for the Policy Month just beginning charged to the Division, less

               o if the first day of a Policy Month occurs during the current Valuation Period, that portion of the Monthly Risk Charge for the Policy Month just beginning charged to the Division, less

               o if the first day of a Policy Month occurs during the current Valuation Period, that Division's portion of the cost for any riders and any extra risk charge if the Insured is in a rated class as specified in your Policy, for the Policy Month just beginning.

               Net Investment Factor. The net investment factor for each Division for any Valuation Period is determined by deducting the Mortality and Expense Risk Charge for each day in the Valuation Period from the quotient of (1) and (2) where: (1) is the net result of:

               o the net asset value of a Fund share held in the Division determined as of the end of the current Valuation Period, plus

               o the per share amount of any dividend or other distribution declared on Fund shares held in the Division if the "ex-dividend" date occurs during the current Valuation Period, plus or minus

               o a per share credit or charge with respect to any taxes incurred by or reserved for, or paid by us if not previously reserved for, during the current Valuation Period which are determined by us to be attributable to the operation of the Division; and

                (2) is the net result of:

               o the net asset value of a Fund share held in the Division determined as of the end of the preceding Valuation Period; plus or minus

               o a per share credit or charge with respect to any taxes incurred by or reserved for, or paid by us if not previously reserved for, during the preceding Valuation Period which are determined by us to be attributable to the operation of the Division.

               The Mortality and Expense Risk Charge for the Valuation Period is the annual Mortality and Expense Risk Charge divided by 365 multiplied by the number of days in the Valuation Period.

               The net investment factor may be greater or less than or equal to one.

               Splitting Units. We reserve the right to split or combine the value of Units. In effecting any such change, strict equity will be preserved and no such change will have a material effect on the benefits or other provisions of your Policy.

               Charges and Deductions

               Expense Charges Applied to Premium. We will deduct a maximum charge of 10% from each premium payment. A maximum of 6.5% of this charge will be deducted as sales load to compensate us in part for sales and promotional expenses in connection with selling the Policies, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect expenses. A maximum of 3.5% of this charge will be used to cover premium taxes and certain federal income tax obligations resulting from the receipt of premiums. All states and a few cities and municipalities impose taxes on premiums paid for life insurance, which generally range from 2% to 4% of premium but may exceed 4% in some states (for example, Kentucky). The amount of your state's premium tax may be higher or lower than the amount attributable to premium taxes that we deduct from your premium payments.

                    The current Expense Charge Applied to Premium for sales load is 5.5% of premium up to target and 3.0% of premium in excess of target for Policy Years 1 through 10. Your target premium will depend on the initial Total Face Amount of your Policy, your Issue Age, your sex (except in unisex states), and rating class (if any). [Others?] Thereafter, there is no charge for sales load. The current Expense Charge Applied to Premium to cover our premium taxes and the federal tax obligation described above is 3.5% in all Policy Years.

                    As described in "Term Life Insurance  Rider", we may offer a
               Term Life Insurance Rider that may have the effect of reducing the sales charge you pay on purchasing an equivalent amount of insurance. We offer this rider in circumstances which result in the savings of sales and distribution expenses and administrative costs. To qualify, a corporation, employer, or other purchaser must satisfy certain criteria such as, for example, the number of Policies it expects to purchase, and the expected Total Face Amount under all such Policies. Generally, the sales contacts and effort and administrative costs per Policy depend on factors such as the number of Policies purchased by a single owner, the purpose for which the Policies are purchased, and the characteristics of the proposed Insureds. The amount of reduction and the criteria for qualification are related to the sales effort and administrative costs resulting from sales to a qualifying owner. Great-West from time to time may modify on a uniform basis both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected owners funded by the Series Account.

               Mortality and Expense Risk Charge. This charge is for the mortality and expense risks we assume with respect to the Policy. It is based on an annual rate that we apply against each Division of the Series Account on a daily basis. We convert the Mortality and Expense Risk Charge into a daily rate by dividing the annual rate by 365. The Mortality and Expense Risk Charge will be determined by us from time to time based on our expectations of future interest, mortality experience, persistency, expenses and taxes, but will not exceed 0.90% annually. Currently, the charge is 0.40% for Policy Years 1 through 5, 0.25% for Policy Years 6 through 20 and 0.10% thereafter.

                    The  mortality  risk we  assume  is that the  group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that the costs of issuing and administering Policies may be more than we estimated.

               Monthly Deduction. We make a monthly deduction from your Account Value on the Policy Date and the first day of each Policy Month. This monthly deduction will be charged proportionally to the amounts in the Divisions.

                    The monthly  deduction  equals the sum of (1),  (2), (3) and
               (4) where:

               (1) is the cost of insurance charge (the Monthly Risk Charge) equal to the current Monthly Risk Rate (described below) multiplied by the net amount at risk divided by 1,000;

               (2)  is the Service Charge;

               (3) is the monthly cost of any additional benefits provided by riders which are a part of your Policy; and

               (4) is any extra risk charge if the Insured is in a rated class as specified in your Policy.

               The net amount at risk equals:

               o    the death benefit divided by 1.00327374; less

               o your Policy's Account Value on the first day of a Policy Month prior to assessing the monthly deduction.

                    If there are  increases  in the Total Face Amount other than increases caused by changes in the death benefit option, the monthly deduction described above is determined separately for the initial Total Face Amount and each increase in the Total Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the most recent increase in the death benefit and then to each increase in the Total Face Amount in the reverse order in which the increases were made.

                    Monthly  Risk  Rates.  The  Monthly  Risk  Rate  is  used to determine the cost of insurance charge for providing insurance coverage under the Policy. The Monthly Risk Rates (except for any such rate applicable to an increase in the Total Face Amount) are based on the length of time your Policy has been in force and the Insured's sex (in the case of non-unisex Policies) and Issue Age. If the Insured is in a rated class as specified in your Policy, we will deduct an extra risk charge that reflects that class rating. The Monthly Risk Rates applicable to each increase in the Total Face Amount are based on the length of time the increase has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age, and class rating, if any. The Monthly Risk Rates will be determined by us from time to time based on our expectations of future experience with respect to mortality, persistency, interest rates, expenses and taxes, but will not exceed the Guaranteed Maximum Monthly Risk Rates based on the 1980 Commissioner's Standard Ordinary, Age Nearest Birthday, Male/Female, Unismoke Ultimate Mortality Table ("1980 CSO"). Our Monthly Risk Rates for unisex Policies will never exceed a maximum based on the 1980 CSO using male lives.

                    The Guaranteed  Maximum Monthly Risk Rates reflect any class rating applicable to the Policy. We have filed a detailed statement of our methods for computing Account Values with the insurance department in each jurisdiction where the Policy was delivered. These values are equal to or exceed the minimum required by law.

                    Service Charge. We will deduct a maximum of $15.00 from your
               Policy's Account Value on the first day of each Policy Month to cover our administrative costs, such as salaries, postage, telephone, office equipment and periodic reports. This charge may be increased or decreased by us from time to time based on our expectations of future expenses, but will never exceed $15.00 per Policy Month. The Service Charge will be deducted proportionally from the Divisions. The current Service Charge is $10.00 per Policy Month for Policy Years 1 through 3 and $7.50 per Policy Month thereafter.

               Transfer Fee. A maximum administrative charge of $10 per transfer of Account Value from one Division to other Divisions will be deducted from your Policy's Account Value for all transfers in excess of 12 made in the same calendar year. The allocation of your Initial Premium from the Maxim Money Market Portfolio Division to your selected Divisions will not count toward the 12 free transfers. Similarly, transfers made under Dollar Cost Averaging and periodic rebalancing under the Rebalancer Option do not count as transfers for this purpose (although, a one-time rebalancing under the Rebalancer Option will count as one transfer). All transfers requested on the same Business Day will be aggregated and counted as one transfer. The current charge is $10 per transfer.

               Partial Withdrawal Fee. A maximum administrative fee of $25 will be deducted from your Policy's Account Value for all partial withdrawals after the first made in the same Policy Year.

               Change of Death Benefit Option Fee. A maximum administrative fee of $100 will be deducted from your Policy's Account Value each time you change your death benefit option.

               Fund Expenses. You indirectly bear the charges and expenses of the Funds whose shares are held by the Divisions to which you allocate your Account Value. The Series Account purchases shares of the Funds at net asset value. Each Fund's net asset value reflects investment advisory fees and administrative expenses already deducted from the Fund's assets. A table containing current estimates of these charges and expenses can be found starting on page 6. For more information concerning the investment advisory fees and other charges against the Funds, see the Fund Prospectuses and the statements of additional information for the Funds, which are available upon Request.

                    We may receive  compensation from the investment advisers or administrators of the Funds. Such compensation will be consistent with the services we provide or the cost savings resulting from the arrangement and, therefore, may differ between Funds.

               Paid-Up Life Insurance

                    When the Insured reaches Attained Age 100 (if your Policy is in force at that time), the entire Account Value of your Policy (less outstanding Policy Debt) will be applied as a single premium to purchase "paid-up" insurance. Outstanding Policy Debt will be repaid at this time. This repayment may be treated as a taxable distribution to you if your Policy is not a MEC. The net single premium for this insurance will be based on the 1980 Commissioner's Standard Ordinary, Sex Distinct, Non-Smoker Mortality Table. The cash value of your paid-up insurance, which initially is equal to the net single premium, will remain in the Divisions of the Series Account in accordance with your then current allocation. While the paid-up life insurance is in effect your assets will remain in the Series Account. You may change your Division allocation instructions and you may transfer your cash value among the Divisions. All charges under your Policy, to the extent applicable, will continue to be assessed, except we will no longer make a deduction each Policy Month for the Monthly

               Risk Charge. Your death benefit will be equal to the cash value of the paid-up policy and, thus, as your cash value changes based on the investment experience of the Divisions, the death benefit will increase or decrease accordingly. You may surrender the paid-up insurance policy at any time and, if surrendered within 30 days of a Policy Anniversary, its cash value will not be less than it was on that Policy Anniversary. See "Federal Income Tax Considerations -- Treatment When Insured Reached Attained Age 100 at page 52."

               Supplemental Benefits

                    The following  supplemental  benefit  riders are  available, subject to certain limitations. An additional Monthly Risk Charge will be assessed for each rider which is in force as part of the monthly deduction from your Account Value.

                    Term Life Insurance Rider

                    This Rider  provides  term life  insurance  on the  Insured.
               Coverage is renewable annually to the Insured's Attained Age 100. The amount of coverage provided under this Rider varies from month to month as described below. We will pay the Rider's death benefit to the beneficiary when we receive Due Proof of death of the Insured while this Rider is in force.

                    This Rider provides the same three death benefit  options as your Policy. The option you choose under the Rider must at all times be the same as the option you have chosen for your Policy. The Rider's death benefit will be determined at the beginning of each Policy Month in accordance with one of those options. For each of the options, your death benefit will be reduced by any outstanding Policy Debt.

                    If you purchase  this Rider,  the Total Face Amount shown on your Policy's Specifications Page will be equal to the minimum amount of coverage provided by this Rider plus the Base Face Amount (which is the minimum death benefit under your Policy without the Rider's death benefit). The minimum allocation of Total Face Amount between your Policy and the Rider is 10% and 90% at inception, respectively. The total death benefit payable under the Rider and the Policy will be determined as described in "Death Benefit" above, using the Total Face Amount shown on your Policy's Specifications page.

               Coverage under this Rider will take effect on the later of:

               o the Policy Date of the Policy to which this Rider is attached; or

               o the Policy Anniversary following our approval of your Request to add this Rider to your Policy, subject to the deduction of the first Monthly Risk Charge for the Rider.

                    The  Monthly  Risk Rate for this  Rider  will be the same as that used for the Policy and the Monthly Risk Charge for the Rider will be determined by multiplying the Monthly Risk Rate by the Rider's death benefit. This charge will be calculated on the first day of each Policy Month and added to the Policy's Monthly Risk Charge.

                    If you purchase this Rider,  the target premium  amount,  to which the sales charge applies, will be proportionately lower. As a result, the sales charge deducted from your premium payments will be less than you would pay on a single Policy providing the same Total Face Amount of coverage as your Policy and Rider.

                    We will offer this Rider only in circumstances  which result in the savings of sales and distribution expenses. As a result, in our discretion, we may decline to offer the Term Rider or refuse to consent to a proposed allocation of coverage between a Base Policy and Term Rider. In exercising this discretion, we will not discriminate unfairly against any person, including the affected owners funded by the Series Account. For more information see "Expense Charges Applied to Premium" at page above.

                    You may  terminate  this Rider by  Request.  This Rider also will terminate on the earliest of the following dates:

                    o    the date the Policy is surrendered or terminated;

                    o    the expiration of the Grace Period of the Policy; or

                    o    the death of the Insured.

                    Change of Insured Rider

                    This  Rider  permits  you to change the  Insured  under your
               Policy or any Insured that has been named by virtue of this Rider. Before we change the Insured you must provide us with (1) a Request for the change signed by you and approved by us; (2) evidence of insurability for the new Insured; (3) evidence that there is an insurable interest between you and the new Insured;
               (4) evidence that the new Insured's age, nearest birthday, is under 70 years; and (5) evidence that the new Insured was born prior to the Policy Date. We may charge a maximum fee of $25 for administrative expenses when you changed the Insured. When a change of Insured takes effect, Policy premiums will be based on the new Insured's age, sex, mortality class and the premium rate in effect on the Policy Date.

               Continuation of Coverage

                    If you cease making  premium  payments,  coverage under your
               Policy and any Riders to the Policy will continue until your Policy's Account Value, less any Policy Debt, is insufficient to cover the monthly deduction. When that occurs, the Grace Period will go into effect.

               Grace Period

                    If the  first  day  of a  Policy  Month  occurs  during  the
               Valuation Period and your Policy's Account Value, less any Policy Debt, is not sufficient to cover the monthly deduction for that Policy month, then your Policy will enter the Grace Period described below. If you do not pay sufficient additional premiums during the Grace Period, your Policy will terminate without value.

                    The  Grace  Period  will  allow 61 days for the  payment  of premium sufficient to keep the Policy in force. Any such premium must be in an amount sufficient to cover deductions for the Monthly Risk Charge, the Service Charge, the cost for any riders and any extra risk charge if the Insured is in a rated class for the next two Policy Months. Notice of premium due will be mailed to your last known address or the last known address of any assignee of record at least 31 days before the date coverage under your Policy will cease. If the premium due is not paid within the Grace Period, then the Policy and all rights to benefits will terminate without value at the end of the 61 day period. The Policy will continue to remain in force during this Grace Period. If the Policy Proceeds become payable by us during the Grace Period, then any due and unpaid Policy charges will be deducted from the amount payable by us.

               Termination of Policy

                    Your  Policy  will  terminate  on the earlier of the date we receive your Request to surrender, the expiration date of the Grace Period due to insufficient value or the date of death of the Insured.

               Reinstatement

                    Before the Insured's  death,  we will reinstate your Policy, provided that the Policy has not been surrendered, and provided further that:

               o you make your reinstatement Request within three years from the date of termination;

               o    you submit satisfactory evidence of insurability to us;

               o you pay an amount equal to the Policy charges which were due and unpaid at the end of the Grace Period;

               o you pay a premium equal to four times the monthly deduction applicable on the date of reinstatement; and


               o you repay or reinstate any Policy loan that was outstanding on the date coverage ceased, including interest at 6.00% per year compounded annually from the date coverage ceased to the date of reinstatement of your Policy.

                    A reinstated  Policy's  Total Face Amount may not exceed the
               Total Face Amount at the time of termination. Your Account Value on the reinstatement date will reflect:

               o    the Account Value at the time of termination; plus

               o net premiums attributable to premiums paid to reinstate the Policy; less

               o    the Monthly Expense Charge; less

               o the Monthly Cost of Insurance charge applicable on the date of reinstatement.

                    The  effective  date of  reinstatement  will be the date the application for reinstatement is approved by us.

               Deferral of Payment

                    We will  usually pay any amount due from the Series  Account within seven days after the Valuation Date following your Request giving rise to such payment or, in the case of death of the Insured, Due Proof of such death. Payment of any amount payable from the Series Account on death, surrender, partial surrender, or Policy loan may be postponed whenever:

               o the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the NYSE is otherwise restricted;

               o the Securities and Exchange Commission, by order, permits postponement for the protection of policyowners; or

               o an emergency exists as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Series Account.

               Rights of Owner

                    While the Insured is alive,  unless you have assigned any of these rights, you may:

               o    transfer ownership to a new owner;

               o name a contingent owner who will automatically become the owner of the Policy if you die before the Insured;

               o    change or revoke a contingent owner;

               o    change  or   revoke  a   beneficiary   (unless  a   previous
                    beneficiary designation was irrevocable); o exercise all other rights in the Policy;

               o increase or decrease the Total Face Amount, subject to the other provisions of the Policy; and o change the death benefit option, subject to the other provisions of the Policy.

                    When  you  transfer   your  rights  to  a  new  owner,   you
               automatically revoke any prior contingent owner designation. When you want to change or revoke a prior beneficiary designation, you have to specify that action. You do not affect a prior beneficiary when you merely transfer ownership, or change or revoke a contingent owner designation.

                    You do not need the consent of a beneficiary or a contingent owner in order to exercise any of your rights. However, you must give us written notice satisfactory to us of the Requested action. Your Request will then, except as otherwise specified herein, be effective as of the date you signed the form, subject to any action taken before it was received by us.

               Rights of Beneficiary

                    The  beneficiary has no rights in the Policy until the death of the Insured, except an irrevocable beneficiary cannot be changed without the consent of that beneficiary. If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

               Other Policy Provisions

               Exchange of Policy. You may exchange your Policy for a new policy issued by Great-West that does not provide for variable benefits. The new policy will have the same Policy Date, Issue Age, and Insured as your Policy on the date of the exchange. The exchange must be made within 24 Policy Months after the Issue Date of your Policy and all Policy Debt must be repaid.

               Addition, Deletion or Substitution of Investments. Shares of any or all of the Funds may not always be available for purchase by the Divisions of the Series Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Series Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary. We also may close a Division to future premium allocations and transfers of Account Value. If we do so, we will notify you and ask you to change your premium allocation instructions. If you do not change those instructions by the Division's closing date, premiums allocated to that Division automatically will be allocated to the Maxim Money Market Portfolio Division until you instruct us otherwise. A Division closing may affect Dollar Cost Averaging and the Rebalancer Option. We reserve the right to operate the Series Account in any form permitted by law, to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws, to assess a charge for taxes attributable to the operation of the Series Account or for other taxes, as described in "Charges and Deductions" beginning on page 34 of this Prospectus, and to change the way in which we assess other charges, as long as the total other charges do not exceed the maximum guaranteed changes under the Policies. We also reserve the right to add Divisions, or to eliminate or combine existing Divisions or to transfer assets between Divisions, or from any Division to our general account. In the event of any substitution or other act described in this paragraph, we may make appropriate amendment to the Policy to reflect the change.

               Entire Contract. Your entire contract with us consists of the Policy, including the attached copy of your Policy application and any attached copies of supplemental applications for increases in the Total Face Amount, any endorsements and any riders. Any illustrations prepared in connection with the Policy do not form a part of our contract with you and are intended solely to provide information about how values under the Policy, such as Cash Surrender Value, death benefit and Account Value, will change with the investment experience of the Divisions, and such information is based solely upon data available at the time such illustrations are prepared.

               Alteration. Sales representatives do not have any authority to either alter or modify your Policy or to waive any of its provisions. The only persons with this authority are our president, secretary, or one of our vice presidents.

               Modification. Upon notice to you, we may modify the Policy if such a modification --

               o is necessary to make the Policy or the Series Account comply with any law or regulation issued by a governmental agency to which we are or the Series Account is subject;

               o is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

               o is necessary to reflect a change in the operation of the Series Account or the Divisions; or

               o    adds, deletes or otherwise changes Division options.

               We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendment to the Policy to reflect such modification.

               Assignments. During the lifetime of the Insured, you may assign all or some of your rights under the Policy. All assignments must be filed at our Principal Office and must be in written form satisfactory to us. The assignment will then be effective as of the date you signed the form, subject to any action taken before it was received by us. We are not responsible for the validity or legal effect of any assignment.

               Non-Participating. The Policy does not pay dividends.

               Misstatement of Age or Sex (Non-Unisex Policy). If the age or (in the case of a non-unisex Policy) sex of the Insured is stated incorrectly in your Policy application or rider application, we will adjust the amount payable appropriately as described in the Policy.

               If we determine that the Insured was not eligible for coverage under the Policy after we discover a misstatement of the Insured's age, our liability will be limited to a return of premiums paid, less any partial withdrawals, any Policy Debt, and the cost for riders.

               Suicide. If the Insured, whether sane or insane, commits suicide within two years after your Policy's Issue Date (one year if your Policy is issued in Colorado or North Dakota), we will not pay any part of the Policy Proceeds. We will pay the beneficiary premiums paid, less the amount of any Policy Debt, any partial withdrawals and the cost for riders.

                    If the  Insured,  whether  sane or insane,  commits  suicide within two years after the effective date of an increase in the Total Face Amount (one year if your Policy is issued in Colorado or North Dakota), then our liability as to that increase will be the cost of insurance for that increase and that portion of the

               Account Value attributable to that increase. The Total Face Amount of the Policy will be reduced to the Total Face Amount that was in effect prior to the increase.

               Incontestability. All statements made in the application or in a supplemental application are representations and not warranties. We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, or change in death benefit option of the Policy. In the absence of fraud, no statement can be used by us in defense of a claim or to cancel the Policy for misrepresentation unless the statement was made in the application or in a supplemental application. In the absence of fraud, after the Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the Total Face Amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the effective date of coverage of such increase.

               Report to Owner. We will maintain all records relating to the Series Account and the Divisions. We will send you a report at least once each Policy Year within 30 days after a Policy Anniversary. The report will show current Account Value, current allocation in each Division, death benefit, premiums paid, investment experience since your last report, deductions made since the last report, and any further information that may be required by laws of the state in which your Policy was issued. It will also show the balance of any outstanding Policy loans and accrued interest on such loans. There is no charge for this report.

               In addition, we will send you the financial statements of the Funds and other reports as specified in the Investment Company Act of 1940, as amended. We also will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently within the time periods specified by law. Please give us prompt written notice of any address change.

               Please read your statements and confirmations carefully and verify their accuracy and contact us promptly with any question.

               Illustrations. Upon request, we will provide you with an illustration of how Cash Surrender Value, Account Value and death benefits change with the investment experience of your Policy. This illustration will be furnished to you for a nominal fee not to exceed $50.

               Notice and Elections. To be effective, all notices and elections under the Policy must be in writing, signed by you, and received by us at our Principal Office. Certain exceptions may apply. Unless otherwise provided in the Policy, all notices, requests and elections will be effective when received at our Principal Office complete with all necessary information.

                          Performance Information and Illustrations

We may pre-         We may sometimes publish performance  information related to sent mutual the Fund, the Series Account or the Policy in advertising, sales fund port- literature and other promotional materials. This information is folio per- based on past investment results and is not an indication of
formance in    future performance.
sales
literature.    Fund Performance.  We may publish a mutual fund portfolio's total return or average annual total return. Total return is the change
               in  value  of  an  investment  over  a  given  period,   assuming
               reinvestment of any dividends and capital gains. Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period.
               Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

                    We may also publish a mutual fund portfolio's  yield.  Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate. When a yield assumes that income earned is reinvested, it is called an effective yield. Seven-day yield illustrates the income earned by an investment in a money market fund over a recent seven-day period.

                    Total returns and yields quoted for a mutual fund  portfolio include the investment management fees and other expenses of the portfolio, but do not include charges and deductions attributable to your Policy. These expenses would reduce the performance quoted.

               Adjusted  Fund   Performance.   We  may  publish  a  mutual  fund
               portfolio's total return and yields adjusted for charges against the assets of the Series Account.

                    We may publish  total return and yield  quotations  based on the period of time that a mutual fund portfolio has been in existence. The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

               Other Information. Performance information may be compared, in reports and promotional literature, to:

               o the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Division results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

               o other groups of variable life variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

               o the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Division. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management expenses.

                    We may  provide  policy  information  on  various  topics of interest to you and other prospective policyowners. These topics may include:

               o the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets;

               o investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing);

               o    the   advantages   and   disadvantages   of   investing   in
                    tax-deferred and taxable investments;

               o customer profiles and hypothetical purchase and investment scenarios;

               o    financial management and tax and retirement planning; and

               o investment alternatives to certificates of deposit and other financial instruments, including comparisons between a Policy and the characteristics of, and market for, such financial instruments.

               Policy Illustrations. Upon request we will provide you with an illustration of Cash Surrender Value, Account Value and death benefits. The first illustration you Request during a Policy Year will be provided to you free of charge. Thereafter, each additional illustration Requested during the same Policy Year will be provided to you for a nominal fee not to exceed $50.

                                Federal Income Tax Considerations

                    The following summary provides a general  description of the federal income tax considerations  associated with the Policy and does not purport to be complete or to cover all situations.  This discussion  is not  intended  as tax advice.  You should  consult
We do not      counsel  or  other  competent  tax  advisers  for  more  complete
make any       information.  This discussion is based upon our  understanding of guarantees the current federal income tax laws as they are currently about the interpreted by the Internal Revenue Service (the "IRS"). We make
Policy's       no  representation  as to the likelihood of  continuation  of the
tax status.    current federal income tax laws or of the current interpretations by the IRS. We do not make any guarantee regarding the tax status of any policy or any transaction regarding the Policy.

                    The Policy may be used in  various  arrangements,  including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement is contemplated, you should consult a qualified tax adviser for advice on the tax attributes and consequences of the particular arrangement.

               Tax Status of the Policy

We believe          A Policy has certain tax  advantages  when treated as a life
the Policy     insurance  contract  within the  meaning  of Section  7702 of the
will be        Internal  Revenue  Code of 1986,  as  amended  (the  "Code").  We treated as believe that the Policy meets the Section 7702 definition of a a life in- life insurance contract and will take whatever steps are
surance        appropriate  and  reasonable  to  attempt  to cause the Policy to
contract       comply  with  Section  7702.  We  reserve  the right to amend the under federal Policies to comply with any future changes in the Code, any tax laws. regulations or rulings under the Code and any other requirements imposed by the IRS.

                              Diversification of Investments

                    Section 817(h) of the Code requires that the  investments of each Division of the Series Account be "adequately diversified" in accordance with certain Treasury regulations. We believe that the Divisions will be adequately diversified.

               Policy Owner Control

                    In  certain  circumstances,  the  owner of a  variable  life insurance policy may be considered, for federal income tax purposes, the owner of the assets of the variable account used to support the policy. In those circumstances, income and gains from the variable account assets would be includible in the policyowner's gross income. We do not know what standards will be established, if any, in the regulations or rulings which the Treasury has stated it expects to issue on this question. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a policyowner from being considered the owner of a pro-rata share of the assets of the Series Account.

                    The  following  discussion  assumes  that your  Policy  will qualify as a life insurance contract for federal income tax purposes.

                              Tax Treatment of Policy Benefits

Death bene- Life Insurance Death Benefit Proceeds. In general, the amount of fits general- the death benefit payable under your Policy is excludible from
ly are not     your gross income under the Code.
subject to
federal in-         If the death  benefit is not  received in a lump sum and is,
come tax.      instead,  applied under a proceeds option agreed to by us and the beneficiary, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the beneficiary's income, and amounts attributable to interest
               (occurring after the insured's death), which will be includable in the beneficiary's income.

Investment     Tax Deferred Accumulation.  Any increase in your Account Value is
gains are      generally  not taxable to you unless you receive or are deemed to
normally not   receive amounts from the Policy before the Insured dies.
taxed unless
distributed
to you be-
fore the
Insured dies.                                                                 49

               Distributions. If you surrender your Policy, the amount you will receive as a result will be subject to tax as ordinary income to the extent that amount exceeds the "investment in the contract," which is generally the total of premiums and other consideration paid for the Policy, less all amounts previously received under the Policy to the extent those amounts were excludible from gross income.

                    Depending  on  the  circumstances,   any  of  the  following
               transactions may have federal income tax consequences:

               o the exchange of a Policy for a life insurance, endowment or annuity contract;

               o    a change in the death benefit option;

               o    a policy loan;

               o    a partial surrender;

               o    a surrender;

               o    a change in the ownership of a Policy;

               o    a change of the named Insured; or

               o    an assignment of a Policy.

               In addition, federal, state and local transfer and other tax consequences of ownership or receipt of Policy Proceeds will depend on your circumstances and those of the named beneficiary. Whether partial withdrawals (or other amounts deemed to be distributed) constitute income subject to federal income tax depends, in part, upon whether your Policy is considered a "modified endowment contract."

If you pay Modified Endowment Contracts. Section 7702A of the Code treats more pre- certain life insurance contracts as "modified endowment miums than contracts" ("MECs"). In general, a Policy will be treated as a permitted MEC if total premiums paid at any time during the first seven under the Policy Years exceed the sum of the net level premiums which would seven-pay have been paid on or before that time if the Policy provided for test, your paid-up future benefits after the payment of seven level annual Policy will premiums ("seven-pay test"). In addition, a Policy may be treated
be a MEC.      as a MEC if there is a "material change" of the Policy.

                    We will  monitor  your  premium  payments  and other  Policy transactions and notify you if a payment or other transaction might cause your Policy to become a MEC. We will not invest any premium or portion of a premium that would cause your Policy to become a MEC. We will promptly refund that money to you and, if you elect to have a MEC contract, you can return the money to us with a signed form of acceptance.

                    Further,  if a transaction  occurs which decreases the Total
               Face Amount of your Policy during the first seven years, we will retest your Policy, as of the date of its purchase, based on the lower Total Face Amount to determine compliance with the seven-pay test. Also, if a decrease in Total Face Amount occurs within seven years of a "material change," we will retest your Policy for compliance as of the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test.

                    The rules  relating to whether a Policy will be treated as a
               MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause your Policy to be treated as a MEC.

               Distributions Under Modified Endowment Contracts. If treated as a MEC, your Policy will be subject to the following tax rules:

               o    First,  partial  withdrawals  are treated as ordinary income
If your Policy subject to tax up to the amount equal to the excess (if any) becomes a MEC, of your Account Value immediately before the distribution
Policy loans        over the  "investment  in the  contract"  at the time of the
and surrenders      distribution.
may incur
taxes and tax  o    Second,  policy  loans and  loans  secured  by a Policy  are
penalties.          treated as partial  withdrawals and taxed  accordingly.  Any past-due loan interest that is added to the amount of the loan is treated as a loan.

               o Third, a 10 percent additional penalty tax is imposed on that portion of any distribution (including distributions upon surrender), policy loan, or loan secured by a Policy, that is included in income, except where the distribution or loan is:

                    o    made when you are age 59 1/2 or older;

                    o    attributable to your becoming disabled; or

                    o is part of a series of substantially equal periodic payments for the duration of your life (or life expectancy) or for the duration of the longer of your or the beneficiary's life (or life expectancies).

If your        Distributions Under a Policy That Is Not a MEC. If your Policy is
Policy is not a MEC, a distribution is generally treated first as a not a MEC, tax-free recovery of the "investment in the contract," and then partial with- as a distribution of taxable income to the extent the drawals or distribution exceeds the "investment in the contract." An surrenders exception is made for cash distributions that occur in the first are taxed 15 Policy Years as a result of a decrease in the death benefit or only if they other change which reduces benefits under the Policy which are exceed your made for purposes of maintaining compliance with Section 7702.

investment Such distributions are taxed in whole or part as ordinary income in your Policy (to the extent of any gain in the Policy) under rules prescribed
and Policy     in Section 7702.
loans are
generally           If your Policy is not a MEC,  policy loans and loans secured
not taxed.     by the Policy are  generally not treated as  distributions.  Such loans are instead generally treated as your indebtedness.

                    Finally,  if  your  Policy  is  not  a  MEC,   distributions
               (including distributions upon surrender), policy loans and loans secured by the Policy are not subject to the 10 percent additional tax.

               Multiple Policies. All modified endowment contracts issued by us (or our affiliates) to you during any calendar year will be treated as a single MEC for purposes of determining the amount of a policy distribution which is taxable to you.

               Treatment When Insured Reaches Attained Age 100. As described above, when the Insured reaches Attained Age 100, we will issue you a "paid-up" life insurance policy. We believe that the paid-up life insurance policy will continue to qualify as a "life insurance contract" under the Code. However, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Cash Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy Proceeds were not distributed at that time. In addition, any outstanding Policy Debt will be repaid at that time. This repayment may be treated as a taxable distribution to you, if your contract is not a MEC.

               Federal Income Tax Withholding. We are not required to and, hence, will not withhold the amount of any tax due on that portion of a policy distribution which is taxable. However, as a service to you, we will withhold and remit to the federal government such amounts if you direct us to do so in writing at or before the time of the policy distribution. As the policyowner you are responsible for the payment of any taxes and early distribution penalties that may be due on policy distributions.

               Actions to Ensure Compliance with the Tax Law. We believe that the maximum amount of premiums we intend to permit for the Policies will comply with the Code definition of a "life insurance contract." We will monitor the amount of your premiums, and, if you pay a premium during a Policy Year that exceeds those permitted by the Code, we will promptly refund the premium or a portion of the premium before any allocation to the Funds. We reserve the right to increase the death benefit (which may result in larger charges under a Policy) or to take any other action deemed necessary to ensure the compliance of the Policy with the federal tax definition of a life insurance contract.

               Trade or Business Entity Owns or Is Directly or Indirectly a Beneficiary of the Policy

                    Where a Policy is owned by other than a natural person,  the owner's ability to deduct interest on business borrowing unrelated to the Policy can be impacted as a result of its ownership of cash value life insurance. No deduction will be allowed for a portion of a taxpayer's otherwise deductible interest expense unless the policy covers only one individual, and such individual is, at the time first covered by the policy, a 20 percent owner of the trade or business entity that owns the policy, or an officer, director, or employee of such trade or business. Although this limitation generally does not apply to policies held by natural persons, if a trade or business (other than one carried on as a sole proprietorship) is directly or indirectly the beneficiary under a policy (e.g., pursuant to a split-dollar agreement), the policy shall be treated as held by such trade or business. The effect will be that a portion of the trade or business entity's deduction for its interest expenses will be disallowed unless the above exception for a 20 percent owner, employee, officer or director applies.

                    The  portion  of the  entity's  interest  deduction  that is disallowed will generally be a pro rata amount which bears the same ratio to such interest expense as the taxpayer's average unborrowed cash value bears to the sum of the taxpayer's average unborrowed cash value and average adjusted bases of all other assets. Any corporate or business use of the life insurance should be carefully reviewed by your tax adviser with attention to these rules as well as any other rules and possible tax law changes that could occur with respect to business-owned life insurance.

               Other Employee Benefit Programs

                    Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy owners also must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law, as the lack of insurable interest may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to death benefits. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult your legal adviser.

               Policy Loan Interest

                    Generally,  no tax deduction is allowed for interest paid or accrued on any indebtedness under a Policy.

               Our Taxes

                    We are taxed as a life  insurance  company  under  Part I of
               Subchapter L of the Code. The operations of the Series Account are taxed as part of our operations. Investment income and realized capital gains are not taxed to the extent that they are applied under the Policies. As a result of the Omnibus Budget Reconciliation Act of 1990, we are currently making, and are generally required to capitalize and amortize certain policy acquisition expenses over a 10- year period rather than currently deducting such expenses. This so-called "deferred acquisition cost" tax ("DAC tax") applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for Great-West. We reserve the right to adjust the amount of a charge to premium to compensate us for these anticipated higher corporate income taxes.

                    A portion of the Expense  Charges Applied to Premium is used to offset the federal, state or local taxes that we incur which are attributable to the Series Account or the Policy. We reserve the right to adjust the amount of this charge.

                                   Distribution of the Policy

                    The  Policy  will be sold by  licensed  insurance  agents in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into selling agreements with our general distributor, BenefitsCorp Equities, Inc. ("BCE"). BCE, whose principal business address is 8515 East Orchard Road, Englewood, Colorado 80111, is an indirect, wholly-owned subsidiary of Great-West and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealer and is a member of the National Association of Securities Dealers, Inc. BCE also acts as the general distributor of certain annuity contracts issued by us. The maximum sales commissions payable to our agents, independent registered insurance agents and other registered broker-dealers is 40% of the first year target premium. In addition, asset-based trail commissions may be paid. A sales representative may be required to return all the commissions paid if a Policy terminates prior to the second Policy Anniversary.

                    The directors and executive  officers of BCE are: Charles P.
               Nelson, Chairman of the Board and President, Robert K. Shaw, Director, John A. Brown, Director, Dennis Low, Director, G.E. Seller, Director and Vice President, Major Accounts, Douglas L. Wooden, Director, J. Baker, Vice President, Licensing and Contracts, Glen Ray Derback, Treasurer, Beverly A. Byrne, Secretary and T. L. Buckley, Compliance Officer. The principal business address of each director and executive officer, except G.E. Seller, is 8515 East Orchard Road, Englewood, Colorado 80111. G.E. Seller's principal business address is 18101 Von Karman Avenue, Suite 1460, Irvine, California 92612.

                                         Voting Rights

                    We are the legal  owner of all  shares of the Funds  held in the Divisions of the Series Account, and as such have the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Divisions in accordance with instructions received from policyowners who have an interest in the respective Divisions.

                    We will  vote  shares  held in each  Division  for  which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Division for which instructions are received.

                    The number of shares in each Division for which instructions may be given by a policyowner is determined by dividing the portion of the Account Value derived from participation in that Division, if any, by the value of one share of the corresponding Fund. We will determine the number as of the record date chosen by the Fund. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

                    We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to policyowners.

                    This  description  reflects our current  view of  applicable law. Should the applicable federal securities laws change so as to permit us to vote shares held in the Series Account in our own right, we may elect to do so.

                              Our Directors and Executive Officers

                    Our  directors  and  executive  officers  are listed  below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations). The asterisks below denote the year that the indicated director was elected to our board of directors.

Name, Age and Position with Great-West                     Principal Occupation(s)
--------------------------------------                     -----------------------
Directors

James Balog (70) (1993*)                                   Company Director since 1993

James W. Burns, O.C. (69) (1991*)                          Chairman of the Boards of Great-West Lifeco,
                                                           Great-West Life, London Insurance Group Inc.
                                                           and London Life Insurance Company; Deputy
                                                           Chairman, Power Corporation since 1991

Orest T. Dackow (62) (1991*)                               President and Chief Executive Officer, Great-
                                                           West Lifeco since 1991

Andre Desmarais (42) (1997*)                               President and Co-Chief Executive Officer,
                                                           Power Corporation; Deputy Chairman, Power
                                                           Financial since 1997

Paul Desmarais, Jr. (44) (1991*)                           Chairman and Co-Chief Executive Officer,
                                                           Power Corp; Chairman, Power Financial since
                                                           1991

Robert G. Graham (67) (1991*)                              Company Director since January 1996;
                                                           previously Chairman and Chief Executive
                                                           Officer, Inter-City Products Corporation since
                                                           1991

Robert Gratton (55) (1991*)                                Chairman of the Board of the Company;
                                                           President and Chief Financial Officer, Power
                                                           Financial since 1991

N. Berne Hart (69) (1991*)                                 Company Director since 1991

Kevin P. Kavanagh (66) (1986*)                             Company Director since 1996

                                                                              56




Name, Age and Position with Great-West                     Principal Occupation(s)
--------------------------------------                     -----------------------
William Mackness (60) (1991*)                              Company Director since July 1995; previously
                                                           Dean, Faculty of Management, University of
                                                           Manitoba since 1991

William T. McCallum (56) (1990*)                           President and Chief Executive Officer of the
                                                           Company; President and Chief Executive
                                                           Officer, United States Operations, Great-West
                                                           since 1990

Jerry Edgar Alan Nickerson (62) (1994*)                    Chairman of the Board, H.B. Nickerson & Sons
                                                           Limited since 1994

The Honourable P. Michael Pittfield, P.C.,                 Vice-Chairman, Power Corporation; Member of
Q.C. (61) (1991*)                                          the Senate of Canada since 1991

Michel Plessis-Belair, F.C.A. (56) (1991*)                 Vice-Chairman and Chief Financial Officer,
                                                           Power Corporation; Executive Vice-President
                                                           and Chief Financial Officer, Power Financial
                                                           since 1991

Brian E. Walsh (45) (1995*)                                Co-Founder and Managing Partner, Veritas
                                                           Capital Management, LLC since September
                                                           1997; previously Partner, Trinity L.P. from
                                                           January 1996; previously Managing Director and
                                                           Co-Head, Global Investment Bank, Bankers
                                                           Trust Company since 1995


Executive Officers

John A. Brown (51)                                         Senior Vice President, Sales, Financial Services
                                                           of the Company and Great-West Life since 1992

Donna A. Goldin (51)                                       Executive Vice President and Chief Operating
                                                           Officer, One Corporation since June 1996;
                                                           previously Executive Vice President and Chief
                                                           Operating Officer, Harris Methodist Health
                                                           Plan since March 1995; previously Executive
                                                           Vice President and Chief Operating Officers,
                                                           Private Healthcare Systems, Inc. since 1996

                                                                              57



Name, Age and Position with Great-West                     Principal Occupation(s)
--------------------------------------                     -----------------------
Mitchell T. G. Graye (43)                                  Senior Vice President, Chief Financial Officer of
                                                           the Company; Senior Vice President, Chief
                                                           Financial Officer, United States, Great-West Life
                                                           since 1997

John T. Hughes (62)                                        Senior Vice President, Chief Investment Officer
                                                           of the Company; Senior Vice President, Chief
                                                           Investment Officer; United States, Great-West
                                                           Life since 1989

D. Craig Lennox (51)                                       Senior Vice President, General Counsel and
                                                           Secretary of the Company; Senior Vice
                                                           President and Chief U.S. Legal Officer,
                                                           Great-West Life since 1984

William T. McCallum (56)                                   President and Chief Executive Officer of the
                                                           Company; President and Chief Executive
                                                           Officer, United States Operations, Great-West
                                                           Life since 1984

Steve H. Miller (46)                                       Senior Vice President, Employee Benefits Sales
                                                           of the Company and Great-West Life since 1997

James D. Motz (49)                                         Executive Vice President, Employee Benefits of
                                                           the Company and Great-West Life since 1992

Charles P. Nelson (37)                                     Senior Vice President, Public Non-Profit
                                                           Markets of the Company and Great-West life
                                                           since 1998

Martin Rosenbaum (46)                                      Senior Vice President, Employee Benefits
                                                           Operations of the Company and Great-West
                                                           Life since 1997

Robert K. Shaw (43)                                        Senior Vice President, Individual Markets of the
                                                           Company and Great-West Life since 1998

Douglas L. Wooden (42)                                     Executive Vice President, Financial Services of
                                                           the Company and Great-West Life since 1991


                                     Other Information

               State Regulation

                    We are  subject  to the  laws  of  Colorado  governing  life insurance companies and to regulation by Colorado's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the all jurisdictions in which we are authorized to do business.

                    We are  required  to  file  an  annual  statement  with  the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

               Legal Proceedings

                    There are no pending legal  proceedings  which would have an adverse material effect on the Series Account. Great-West is engaged in various kinds of routine litigation which, in our judgment, is not material to its total assets or material with respect to the Series Account.

               Legal Matters

                    All  matters  of  Colorado  law  pertaining  to the  Policy, including the validity of the Policy and our right to issue the Policy under Colorado law, have been passed upon by Beverly A. Byrne, Assistant Vice President, Associate Counsel and Assistant Secretary of Great-West. The law firm of Jorden Burt Boros
               Cicchetti Berenson & Johnson LLP, 1025 Thomas Jefferson St., Suite 400, East Lobby, Washington, D.C. 20007-5201, serves as special counsel to Great-West with regard to the federal securities laws.

               Experts

                    The consolidated  financial statements for Great-West Life &
               Annuity Insurance Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 have been audited by Deloitte & Touch LLP, 555 17th Street, Suite 3600, Denver, Colorado 80202, independent auditors, as stated in their report. We have included those financial statements in reliance upon the reports of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing.

                    Actuarial  matters  included  in  this  Prospectus  and  the registration statement of which it is a part, including the hypothetical Policy illustrations, have been examined by Ron Laeyendecker, F.S.A., M.A.A.A., Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.

               Registration Statements

                    This Prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement for further information concerning the Series Account, Great-West, the mutual fund investment options, and the Policy. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms.

               Year 2000 Compliance

                    The  year  2000  ("Y2K")  problem  arises  when  a  computer performing date-based computations or operations produces erroneous results due to the historical practice of using two digit years within computer hardware and software. This causes errors or misinterpretations of the century in date calculations. Virtually all businesses, including Great-West, are required to determine the extent of their Y2K problems. Systems that have a Y2K problem must then be converted or replaced by systems that will operate correctly with respect to the year 2000 and beyond.

                    Great-West has a written plan that  encompasses all computer hardware, software, networks, facilities (embedded systems) and telephone systems. The plan also includes provisions for identifying and verifying that major vendors and business partners are Y2K compliant. Great-West is developing contingency plans to address the possibility of both internal and external failures as well. The plan calls for full Y2K compliance for core systems by June 30, 1999 and full Y2K compliance for all Great-West systems by October 31, 1999.

                    Great-West's  plan  establishes five phases for becoming Y2K compliant. Phase 1 is "impact analysis" which includes initial inventory and preliminary assessment of Y2K impact. Phase 2 is "solution planning" which includes system by system planning to outline the approach and timing for reaching compliance. Phase 3 is "conversion/renovation" which means the actual process of replacing or repairing non-compliant systems. Phase 4 is "testing" to ensure that the systems function correctly under a variety of different date scenarios including current dates, year 2000 and leap year dates. Phase 5 is "implementation" which means putting Y2K compliant systems back into production.

                    As of  March  31,  1999,  Great-West  had  completed  impact analysis (phase 1) and solution planning (phase 2) for all of its core systems and was more than 99% complete for phase 1 and 2 with respect to its systems as a whole. In addition, Great-West was approximately 95% complete with respect to conversion and renovation (phase 3), 88% complete with respect to testing (phase
               4) and 86% complete with respect to implementation (phase 5).

                    In addition to ensuring  that  Great-West's  own systems are
               Y2K compliant, Great-West has identified third parties with which Great-West has significant business relationships in order to assess the potential impact on Great-West of the third parties' Y2K issues and plans. As of March 31, 1999, Great-West had completed most of this assessment process. Great-West will continue investigating third party readiness and will conduct system testing with selected third parties throughout 1999. Great-West does not have control over these third parties and cannot make any representations as to what extent Great-West's future operating results may be adversely affected by the failure of any third party to address successfully its own Y2K issues.

                    On the basis of currently available information, the expense incurred by Great-West, including anticipated future expenses, related to the Y2K issue has not and is not expected to be material to Great-West's financial condition or results of operations. Great-West has spent approximately $11.3 million on its Y2K project through the end of March 1999 and expects to spend up to approximately $15.3 million on its Y2K project. All of these funds will come from Great-West's cash flow from operations. Great-West has continued other scheduled non-Y2K information systems changes and upgrades. Although work on Y2K issues may have resulted in minor delays on the other projects, the delays are not expected to have a material adverse effect on Great-West's consolidated financial condition or results of operations.

                    The most  reasonably  likely worst case Y2K scenario is that
               Great-West will experience isolated internal or third party computer failures and will be temporarily unable to process insurance and annuity benefit transactions. All of Great-West's Y2K efforts have been designed to prevent such an occurrence. However, if Great-West identifies internal or third party Y2K issues which cannot be timely corrected, there can be no assurance that Great-West can avoid Y2K problems or that the cost of curing the problem will not be material.

                    In an effort to mitigate risks associated with Y2K failures,
               Great-West is in the process of developing contingency plans to address its core functions, including relations with third parties. It is Great-West's expectation that contingency plans will address possible failures generated internally, by vendors or business partners, and by customers. Possible general approaches include manual processing, payments on an estimated basis and use of disaster recovery facilities.

                                      Financial Statements

                    Great-West's  consolidated  financial statements,  which are included in this prospectus, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Series Account.

                    There are no  financial  statements  for the Series  Account because it had not commenced operations as of the date of this Prospectus, has no assets or liabilities, and has received no income or incurred any expense.

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY (An indirect wholly-owned subsidiary of The Great-West Life Assurance Company)

       Consolidated Financial Statements for the Years Ended December 31,
              1998, 1997, and 1996 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Great-West Life & Annuity Insurance Company:

We have audited the accompanying consolidated balance sheets of Great-West Life & Annuity Insurance Company (an indirect wholly-owned subsidiary of The Great-West Life Assurance Company) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Great-West Life & Annuity Insurance Company and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Denver, Colorado
January 25, 1999

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
(Dollars in Thousands)

                                                              1998                  1997
                                                       --------------------   ------------------
ASSETS

INVESTMENTS:
  Fixed Maturities:
    Held-to-maturity, at amortized cost (fair value
      $2,298,936 and $2,151,476)                     $       2,199,818     $         2,082,716
    Available-for-sale, at fair value (amortized
cost
      $6,752,532 and $6,541,422)                             6,936,726               6,698,629
  Common stock, at fair value (cost $41,932 and                 48,640                  39,021
    $34,414)
  Mortgage loans on real estate, net                         1,133,468               1,235,594
  Real estate, net                                              73,042                  93,775
  Policy loans                                               2,858,673               2,657,116
  Short-term investments, available-for-sale (cost
    approximates fair value)                                   420,169                 399,131
                                                       --------------------   ------------------

        Total Investments                                   13,670,536              13,205,982

Cash                                                           176,119                 126,278
Reinsurance receivable
  Related party                                                  5,006                   1,950
  Other                                                        187,952                  82,414
Deferred policy acquisition costs                              238,901                 255,442
Investment income due and accrued                              157,587                 165,827
Other assets                                                   311,078                 121,543
Premiums in course of collection                                84,940                  77,008
Deferred income taxes                                          191,483                 193,820
Separate account assets                                     10,099,543               7,847,451
                                                       --------------------   ------------------




TOTAL ASSETS                                         $      25,123,145     $        22,077,715
                                                       ====================   ==================


See notes to consolidated financial statements.

                                                           1998         1997
                                                      ------------- ------------
LIABILITIES AND STOCKHOLDER'S EQUITY
POLICY BENEFIT LIABILITIES:
    Policy reserves
      Related party                                        555,300        17,774
      Other                                             11,284,414    11,084,945
    Policy and contract claims                             491,932       375,499
    Policyholders' funds                                   181,779       165,106
    Provision for policyholders' dividends                  69,530        62,937
GENERAL LIABILITIES:
    Due to Parent Corporation                               52,877       126,656
    Repurchase agreements                                  244,258       325,538
    Commercial paper                                        39,731        54,058
    Other liabilities                                      761,505       689,967
    Undistributed earnings on participating business       143,717       141,865
    Separate account liabilities                        10,099,543     7,847,451
                                                      ------------- ------------
        Total Liabilities                               23,924,586    20,891,796
                                                      ------------- ------------

COMMITMENTS AND CONTINGENCIES

                                                                       1998         1997
STOCKHOLDER'S EQUITY:                                             ------------- ------------
    Preferred stock, $1 par value, 50,000,000 shares authorized
        Series A, cumulative, 1,500 shares authorized,
          liquidation value of $100,000 per share,
          0 and 600 shares issued and outstanding                                  60,000
        Series B, cumulative, 1,500 shares authorized,
          liquidation value of $100,000 per share,
          0 and 200 shares issued and outstanding                                  20,000
        Series C, cumulative, 1,500 shares authorized,
          none outstanding
        Series D, cumulative, 1,500 shares authorized,
          none outstanding
        Series E, non-cumulative, 2,000,000 shares
          authorized, liquidation value of $20.90 per share,
          0 and 2,000,000 shares issued and outstanding                            41,800
    Common stock, $1 par value; 50,000,000 shares
      authorized; 7,032,000 shares issued and outstanding         7,032             7,032
    Additional paid-in capital                                  699,556           690,748
    Accumulated other comprehensive income                       61,560            52,807
    Retained earnings                                           430,411           313,532
                                                             -------------   --------------
        Total Stockholder's Equity                            1,198,559         1,185,919
                                                             -------------   --------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                   25,123,145   $    22,077,715
                                                             =============   ==============


GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
(Dollars in Thousands)

                                                        1998            1997           1996
                                                    -------------   -------------  -------------
REVENUES:
  Premiums
    Related party (net of premiums
       recaptured totaling $0,
      $155,798, and $164,839)                    $       46,191  $      155,798  $     164,839
    Other (net of premiums ceded
      totaling $86,409, $61,152, and $60,589)           948,672         677,381        664,610
  Fee income                                            516,052         420,730        347,519
  Net investment income
    Related party                                        (9,416)         (8,957)       (26,082)
    Other                                               906,776         890,630        860,719
  Net realized gains (losses) on investments             38,173           9,800        (21,078)
                                                    -------------   -------------  -------------
                                                      2,446,448       2,145,382      1,990,527
                                                    -------------   -------------  -------------
BENEFITS AND EXPENSES:
  Life and other policy benefits (net of
    reinsurance recoveries totaling $81,205,
    $44,871 and $52,675)                                768,474         543,903        515,750
  Increase in reserves
    Related party                                        46,191         155,798        164,839
    Other                                                78,851          90,013         64,359
  Interest paid or credited to contractholders          491,616         527,784        561,786
  Provision for policyholders' share of earnings
    (losses) on participating business                    5,908           3,753             (7)
  Dividends to policyholders                             71,429          63,799         49,237
                                                    -------------   -------------  -------------
                                                      1,462,469       1,385,050      1,355,964
  Commissions                                           144,246         102,150        106,561
  Operating expenses (income):
    Related party                                        (4,542)         (6,292)       304,599
    Other                                               517,676         431,714         33,435
  Premium taxes                                          30,848          24,153         25,021
                                                    -------------   -------------  -------------
                                                      2,150,697       1,936,775      1,825,580
INCOME BEFORE INCOME TAXES                              295,751         208,607        164,947
                                                    -------------   -------------  -------------
PROVISION FOR INCOME TAXES:
  Current                                                81,770          61,644         45,934
  Deferred                                               17,066         (11,797)       (15,562)
                                                    -------------   -------------  -------------
                                                         98,836          49,847         30,372
                                                    -------------   -------------  -------------
NET INCOME                                       $      196,915  $      158,760  $     134,575
                                                    =============   =============  =============




See notes to consolidated financial statements.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
(Dollars in Thousands)

                                                                                                          Accumulated
                                                                                     Additional            Other
                                    Preferred Stock             Common Stock          Paid-in           Comprehensive     Retained
                               --------------------------  -----------------------
                                 Shares       Amount       Shares     Amount    Capital       Income       Earnings      Total
                               ------------ -----------  ----------- --------- ------------- ------------- ----------  ------------
BALANCE, JANUARY 1, 1996       2,000,800     121,800     7,032,000      7,032     657,265       58,763     148,261      993,121

   Net income                                                                                              134,575      134,575
   Other comprehensive loss                                                                    (43,812)                 (43,812)
                                                                                                                      ------------
Total comprehensive income                                                                                               90,763
                                                                                                                      ------------
Capital contributions                                                               7,000                                 7,000
Dividends                                                                                                  (56,670)     (56,670)
                               ------------ -----------  ----------- --------- -------------------------------------- ------------
BALANCE, DECEMBER 31, 1996     2,000,800     121,800     7,032,000      7,032     664,265       14,951     226,166    1,034,214




   Net income                                                                                              158,760      158,760
   Other comprehensive income                                                                   37,856                   37,856
                                                                                                                      ------------
Total comprehensive income                                                                                              196,616
                                                                                                                      ------------
Capital contributions                                                              26,483                                26,483
Dividends                                                                                                  (71,394)     (71,394)
                               ------------ -----------  ----------- --------- ------------- ------------- ----------  ------------
BALANCE, DECEMBER 31, 1997     2,000,800     121,800     7,032,000      7,032     690,748       52,807     313,532    1,185,919

   Net income                                                                                              196,915      196,915
   Other comprehensive income                                                                    8,753                    8,753
                                                                                                                      ------------
Total comprehensive income                                                                                              205,668
                                                                                                                      ------------
Capital contributions                                                               8,808                                 8,808
Dividends                                                                                                  (80,036)     (80,036)
Purchase of preferred shares   (2,000,800)  (121,800)                                                                  (121,800)
                               ------------ -----------  ----------- --------- ------------ -------------- ----------  ------------
BALANCE, DECEMBER 31, 1998             0           0     7,032,000      7,032     699,556       61,560     430,411    1,198,559
                               ============ ===========  =========== ========= =========== =============== ==========  ============








See notes to consolidated financial statements.

87

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
(Dollars in Thousands)

                                                         1998            1997          1996
                                                     -------------   -------------  ------------
OPERATING ACTIVITIES:
  Net income                                      $      196,915  $      158,760  $     134,575
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Gain (loss) allocated to participating
        policyholders                                      5,908           3,753             (7)
      Amortization of investments                        (15,068)            409         15,518
      Realized losses (gains) on disposal of
        investments and provisions for mortgage
        loans and real estate                            (38,173)         (9,800)        21,078
      Amortization                                        55,550          46,929         49,454
      Deferred income taxes                               17,066         (11,824)       (14,658)
  Changes in assets and liabilities:
      Policy benefit liabilities                         938,444         498,114        358,393
      Reinsurance receivable                             (43,643)        112,594        136,966
      Accrued interest and other receivables              28,467          30,299         24,778
      Other, net                                        (184,536)         64,465        (13,676)
                                                     -------------   -------------  ------------
        Net cash provided by operating activities        960,930         893,699        712,421
                                                     -------------   -------------  ------------
INVESTING ACTIVITIES:
  Proceeds from sales, maturities, and
    redemptions of investments:
    Fixed maturities
         Held-to maturity
        Sales                                              9,920
        Maturities and redemptions                       471,432         359,021        516,838
         Available-for-sale
        Sales                                          6,169,678       3,174,246      3,569,608
        Maturities and redemptions                     1,268,323         771,737        803,369
    Mortgage loans                                       211,026         248,170        235,907
    Real estate                                           16,456          36,624          2,607
    Common stock                                           3,814          17,211          1,888
  Purchases of investments:
    Fixed maturities
         Held-to-maturity                               (584,092)       (439,269)      (453,787)
         Available-for-sale                           (7,410,485)     (4,314,722)    (4,753,154)
    Mortgage loans                                      (100,240)         (2,532)       (23,237)
    Real estate                                           (4,581)        (64,205)       (15,588)
    Common stock                                         (10,020)        (29,608)       (12,113)
                                                     -------------   -------------  ------------
        Net cash provided by (used in)
          investing activities                    $       41,231  $     (243,327) $    (127,662)
                                                     =============   =============  ============


                                                                   (Continued)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
(Dollars in Thousands)

                                                       1998            1997            1996
                                                   --------------  --------------  -------------
FINANCING ACTIVITIES:
  Contract withdrawals, net of deposits         $     (507,237)  $    (577,538)  $    (413,568)
  Due to Parent Corporation                            (73,779)        (19,522)          1,457
  Dividends paid                                       (80,036)        (71,394)        (56,670)
  Net commercial paper repayments                      (14,327)        (30,624)           (172)
  Net repurchase agreements (repayments)
    borrowings                                         (81,280)         38,802         (88,563)
  Capital contributions                                  8,808          11,000           7,000
  Purchase of preferred shares                        (121,800)
  Acquisition of subsidiary                            (82,669)
                                                   --------------  --------------  -------------
                                                   --------------  --------------  -------------
        Net cash used in financing activities         (952,320)       (649,276)       (550,516)
                                                   --------------  --------------  -------------

NET INCREASE IN CASH                                    49,841           1,096          34,243

CASH, BEGINNING OF YEAR                                126,278         125,182          90,939
                                                   --------------  --------------  -------------

CASH, END OF YEAR                               $      176,119   $     126,278   $     125,182
                                                   ==============  ==============  =============

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION
  Cash paid during the year for:
    Income taxes                                $      111,493   $      86,829   $     103,700
    Interest                                            13,849          15,124          15,414
















See notes to consolidated financial statements.               (Concluded)

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996 (Amounts in Thousands, except Share Amounts)

1.      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Organization - Great-West Life & Annuity Insurance Company (the Company) is an indirect wholly-owned subsidiary of The Great-West Life Assurance Company (the Parent Corporation). The Company is an insurance company domiciled in the State of Colorado. The Company offers a wide range of life insurance, health insurance, and retirement and investment products to individuals, businesses, and other private and public organizations throughout the United States.

        Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

        Certain reclassifications, primarily related to the presentation of related party transactions and the classification of the release of a contingent liability (see Note 10) have been made to the 1997 and 1996 financial statements.

        Investments - Investments are reported as follows:

        1. Management determines the classification of fixed maturities at the time of purchase. Fixed maturities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost unless fair value is less than cost and the decline is deemed to be other than temporary, in which case they are written down to fair value and a new cost basis is established.

               Fixed maturities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the net unrealized gains and losses reported as accumulated other comprehensive income in stockholder's equity. The net unrealized gains and losses on derivative financial instruments used to hedge available-for-sale securities are also included in other comprehensive income.

               The amortized cost of fixed maturities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts using the effective interest method over the estimated life of the related bonds. Such amortization is included in net investment income. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains (losses) on investments.

        2. Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any valuation reserves. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net investment income using the effective interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

               The Company maintains an allowance for credit losses at a level that, in management's opinion, is sufficient to absorb possible credit losses on its impaired loans and to provide adequate provision for any possible losses inherent in the loan portfolio. Management's judgment is based on past loss experience, current and projected economic conditions, and extensive situational analysis of each individual loan. The measurement of impaired loans is based on the fair value of the collateral.

        3. Real estate is carried at cost. The carrying value of real estate is subject to periodic evaluation of recoverability.

        4. Investments in common stock are carried at fair value.

        5. Policy loans are carried at their unpaid balances.

        6. Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

        7.     Gains  and  losses   realized  on  disposal  of  investments  are
               determined on a specific identification basis.

        Cash - Cash includes only amounts in demand deposit accounts.

        Deferred Policy Acquisition Costs - Policy acquisition costs, which primarily consist of sales commissions related to the production of new and renewal business, have been deferred to the extent recoverable. Other costs capitalized include expenses associated with the Company's group sales representatives. These costs are variable in nature and are dependent upon sales volume. Deferred costs associated with the annuity products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. Deferred costs associated with traditional life insurance are amortized over the premium paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred policy acquisition costs totaled $51,724, $44,298, and $47,089 in 1998, 1997, and 1996, respectively.

        Separate Accounts - Separate account assets and related liabilities are carried at fair value. The Company's separate accounts invest in shares of Maxim Series Fund, Inc. and Orchard Series Fund, Inc., both diversified, open-end management investment companies which are affiliates of the Company, shares of other external mutual funds, or government or corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and, therefore, are not included in the Company's statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administrative fees, and mortality and expense risk charges.

        Life Insurance and Annuity Reserves - Life insurance and annuity policy reserves with life contingencies of $6,866,478 and $5,741,596 at December 31, 1998 and 1997, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses, and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies of $4,908,964 and $5,346,516 at December 31, 1998 and 1997, respectively, are established at the contractholder's account value.

        Reinsurance - Policy reserves ceded to other insurance companies are carried as a reinsurance receivable on the balance sheet (see Note 3). The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

        Policy and Contract Claims - Policy and contract claims include provisions for reported life and health claims in process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred and unreported based primarily on prior experience of the Company.

        Participating Fund Account - Participating life and annuity policy reserves are $4,108,314 and $3,901,297 at December 31, 1998 and 1997,
        respectively. Participating business approximates 32.7% and 50.5% of the Company's ordinary life insurance in force and 71.9% and 91.1% of ordinary life insurance premium income at December 31, 1998 and 1997, respectively.

        The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors. Amounts allocable to participating policyholders are consistent with established Company practice.

        The Company has established a Participating Policyholder Experience Account (PPEA) for the benefit of all participating policyholders which is included in the accompanying consolidated balance sheet. Earnings associated with the operation of the PPEA are credited to the benefit of all participating policyholders. In the event that the assets of the PPEA are insufficient to provide contractually guaranteed benefits, the Company must provide such benefits from its general assets.

        The Company has also established a Participation Fund Account (PFA) for the benefit of the participating policyholders previously transferred to the Company from the Parent under an assumption reinsurance transaction. The PFA is part of the PPEA. Earnings derived from the operation of the PFA net of a management fee paid to the Company accrue solely for the benefit of the acquired participating policyholders.

        Recognition of Premium and Fee Income and Benefits and Expenses - Life insurance premiums are recognized when due. Annuity premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration, and surrender fees that have been assessed against the contract account balance during the period. Fee income is derived primarily from contracts for claim processing or other administrative services and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk changes, are recognized when due. Benefits and expenses on policies with life contingencies impact premium income by means of the provision for future policy benefit reserves, resulting in recognition of profits over the life of the contracts. The average crediting rate on annuity products was approximately 6.3%, 6.6%, and 6.8% in 1998, 1997, and 1996.

        Income Taxes - Income taxes are recorded using the asset and liability approach, which requires, among other provisions, the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset, net of a valuation allowance, will be realized.

        Repurchase Agreements and Securities Lending - The Company enters into repurchase agreements with third-party broker/dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as collateralized borrowings. Interest expense on repurchase agreements is recorded at the coupon interest rate on the underlying securities. The repurchase fee received or paid is amortized over the term of the related agreement and recognized as an adjustment to investment income.

        The Company requires collateral in an amount greater than or equal to 102% of the borrowing for all securities lending transactions.

        The Company  implemented  Statement  of Financial  Accounting  Standards
        (SFAS) No. 125 "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" in 1998 as it relates to repurchase agreements and securities lending arrangements. The implementation of this statement had no material effect on the Company's financial statements.

        Derivatives - The Company makes limited use of derivative financial instruments to manage interest rate, market, and foreign exchange risk. Such hedging activity consists of interest rate swap agreements, interest rate floors and caps, foreign currency exchange contracts and equity swaps. The differential paid or received under the terms of these contracts is recognized as an adjustment to net investment income on the accrual method. Gains and losses on foreign exchange contracts are deferred and recognized in net investment income when the hedged transactions are realized.

        Interest rate swap agreements are used to convert the interest rate on certain fixed maturities from a floating rate to a fixed rate. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. Interest rate floors and caps are interest rate protection instruments that require the payment by a counter-party to the Company of an interest rate differential. The differential represents the difference between current interest rates and an agreed-upon rate, the strike rate, applied to a notional principal amount. Foreign currency exchange contracts are used to hedge the foreign exchange rate risk associated with bonds denominated in other than U.S. dollars. Equity swap transactions generally involve the exchange of variable market performance of a basket of securities for a fixed interest rate.

        Although derivative financial instruments taken alone may expose the Company to varying degrees of market and credit risk when used solely for hedging purposes, these instruments typically reduce overall market and interest rate risk. The Company controls the credit risk of its financial contracts through credit approvals, limits, and monitoring procedures. As the Company generally enters into transactions only with high quality institutions, no losses associated with non-performance on derivative financial instruments have occurred or are expected to occur.

        In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and for Hedging Activities". This Statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. This Statement is effective for the Company beginning January 1, 2000, and earlier adoption is encouraged. The Company has not adopted this Statement as of December 31, 1998. Management has not determined the impact of the Statement on the Company's financial position or results of operations.

        Stock Options - In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which was effective for the Company beginning January 1, 1996. This Statement requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has continued to apply APB Opinion No. 25 to stock-based compensation awards to employees and has disclosed the required pro forma effect on net income (see Note 13).

2.      ACQUISITION

        On July 8, 1998, the Company paid $82,669 in cash to acquire all of the outstanding shares of Anthem Health & Life Insurance Company (AH&L). The purchase price was based on AH&L's adjusted book value, and is subject to further minor adjustments. The results of AH&L's operations, which had an insignificant effect on net income, have been combined with those of the Company since the date of acquisition.

        The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $379,934 and $317,440, respectively. The balance of the purchase price, $20,175, was recorded as excess cost over net assets acquired (goodwill) and is being amortized over 30 years on a straight-line basis. Management intends to finalize its allocation of the purchase price within a year of the transaction, which will likely result in a reallocation of the purchase price, which is not expected to be material.

3.      RELATED-PARTY TRANSACTIONS

        On December 31, 1998, the Company and the Parent Corporation entered into an Indemnity Reinsurance Agreement pursuant to which the Company reinsured by coinsurance certain Parent Corporation individual non-participating life insurance policies. The Company recorded $859 in premium income and an increase in reserves, associated with certain policies, as a result of this transaction. Of the $137,638 in reserves that were recorded as a result of this transaction, $136,779 was recorded under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS No. 97"), accounting principles. The Company recorded, at the Parent Corporation's carrying amount, which approximates estimated fair value, the following at December 31, 1998 as a result of this transaction:

        Assets                         Liabilities and Stockholder's Equity

        Cash                             24,600    Policy reserves    137,638
        Deferred income taxes             3,816
        Policy loans                     82,649
        Due from Parent Corporation      19,753
        Other                             6,820
                                      -----------                    -----------
                                        137,638                       137,638

        In connection with this transaction, the Parent Corporation made a capital contribution of $5,608 to the Company.

        On September 30, 1998, the Company and the Parent Corporation entered into an Indemnity Reinsurance Agreement pursuant to which the Company reinsured by coinsurance certain Parent Corporation individual non-participating life insurance policies. The Company recorded $45,332 in premium income and an increase in reserves as a result of this transaction. Of the $428,152 in reserves that were recorded as a result of this transaction, $382,820 was recorded under SFAS No. 97 accounting principles. The Company recorded, at the Parent Corporation's carrying amount, which approximates estimated fair value, the following at September 30, 1998 as a result of this transaction:

        Assets                       Liabilities and Stockholder's Equity

        Bonds                            $    147,475   Policy reserves           $   428,152
        Mortgages                              82,637   Due to Parent Corporation      20,820
        Cash                                  134,900
        Deferred policy acquisition             9,724
        costs
        Deferred income taxes                  15,762
        Policy loans                           56,209
        Other                                   2,265
                                            ----------                               -----------
                                         $    448,972                             $   448,972

        In connection with this transaction, the Parent Corporation made a capital contribution of $3,200 to the Company.

        On September 30, 1998, the Company purchased furniture, fixtures and equipment from the Parent Corporation for $25,184. In February 1997, the Company purchased the corporate headquarters properties from the Parent Corporation for $63,700.

        On June 30, 1997, the Company recaptured all remaining pieces of an individual participating insurance block of business previously reinsured to the Parent Corporation on December 31, 1992. The Company recorded $155,798 in premium income and an increase in reserves as a result of this transaction. The Company recorded, at the Parent Corporation's carrying amount, which approximates estimated fair value, the following at June 30, 1997 as a result of this transaction:

        Assets              Liabilities and Stockholder's Equity

        Cash        160,000   Policy reserves                  155,798
        Bonds        17,975   Due to Parent Corporation         20,373
        Other            60   Deferred income taxes              2,719
                              Undistributed earnings on
                                participating business            (855)
                 -----------                                ---------------
                    178,035                                    178,035

        In connection with this transaction, the Parent Corporation made a capital contribution of $11,000 to the Company.

        On  October  31,  1996,  the  Company  recaptured  certain  pieces of an individual participating insurance block of business previously reinsured to the Parent Corporation on December 31, 1992. The Company recorded $164,839 in premium income and an increase in reserves as a result of this transaction. The Company recorded, at the Parent

        Corporation's carrying amount, which approximates estimated fair value, the following at October 31, 1996 as a result of this transaction:

        Assets                Liabilities and Stockholder's Equity

        Cash           162,000     Policy reserves                   164,839
        Mortgages       19,753     Due to Parent Corporation          16,180
        Other              118     Deferred income taxes               1,283
                                   Undistributed earnings on
                                     participating business             (431)
                    ------------                                  --------------
                       181,871                                       181,871

        In connection with this transaction, the Parent Corporation made a capital contribution of $7,000 to the Company.

        Effective January 1, 1997, all employees of the U.S. operations of the Parent Corporation and the related benefit plans were transferred to the Company. All related employee benefit plan assets and liabilities were also transferred to the Company (see Note 9). The transfer did not have a material effect on the Company's operating expenses as the actual costs associated with the employees and the benefit plans were charged previously to the Company under administrative service agreements between the Company and the Parent Corporation.

        Prior to January 1997, the Parent Corporation administered, distributed, and underwrote business for the Company and administered the Company's investment portfolio under various administrative agreements. Since January 1, 1997, the Company has performed these services for the U.S. operations of the Parent Corporation. The following represents revenue from or payments made to the Parent Corporation for services provided pursuant to these service agreements. The amounts recorded are based upon management's best estimate of actual costs incurred and resources expended based upon number of policies and/or certificates in force.

                            Years Ended December 31,
                                                      ------------------------------------------
                                                         1998           1997           1996
                                                      ------------   ------------   ------------

        Investment management revenue (expense)    $        475   $        801   $     (14,800)
        Administrative and underwriting revenue
         (payments)                                       4,542          6,292        (304,599)

        At December 31, 1998 and 1997, due to Parent Corporation includes $17,930 and $8,957 due on demand and $34,947 and $117,699 of notes payable which bear interest and mature at various dates through June 15, 2008. These notes may be prepaid in whole or in part at any time without penalty; the issuer may not demand payment before the maturity date. The amounts due on demand to the Parent Corporation bear interest at the public bond rate (6.1% and 7.1% at December 31, 1998 and 1997, respectively) while the remainder bear interest at various rates ranging from 5.4% to 6.6%. Interest expense attributable to these payables was $9,891, $9,758, and $11,282 for the years ended December 31, 1998, 1997 and 1996, respectively.

4.      REINSURANCE

        In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains a maximum of $1.5 million of coverage per individual life.

        Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1998 and 1997, the reinsurance receivable had a carrying value of $192,958 and $84,364, respectively.

        The following schedule details life insurance in force and life and accident/health premiums:



                                             Ceded         Assumed                    Percentage
                                          Primarily to    Primarily                    of Amount
                               Gross       the Parent     from Other       Net          Assumed
                               Amount     Corporation     Companies       Amount        to Net
                            ------------- -------------  ------------- -------------  ------------
        December 31, 1998:
          Life insurance in force:
            Individual    $   34,017,379 $   4,785,079 $    8,948,442 $  38,180,742     23.44%
            Group             81,907,539                    2,213,372    84,120,911      2.63%
                            ============= =============  ============= =============
                Total     $  115,924,918 $   4,785,079 $   11,161,814 $ 122,301,653
                            ============= =============  ============= =============

          Premium Income:
            Life          $      352,710 $      24,720 $       65,452 $     393,442     16.6%
        insurance
                                 571,992        61,689         74,284       584,587     12.7%
        Accident/health
                            ============= =============  ============= =============
                Total     $      924,702 $      86,409 $      139,736 $     978,029
                            ============= =============  ============= =============
        December 31, 1997:
          Life insurance in force:
            Individual    $   24,598,679 $   4,040,398 $    3,667,235 $  24,225,516     15.1%
            Group             51,179,343                    2,031,477    53,210,820      3.8%
                            ============= =============  ============= =============
                Total     $   75,778,022 $   4,040,398 $    5,698,712 $  77,436,336
                            ============= =============  ============= =============

          Premium Income:
            Life          $      320,456 $   (127,388) $       19,923 $     467,767      4.1%
        insurance
                                 341,837        32,645         34,994       344,186     10.0%
        Accident/health
                            ============= =============  ============= =============
                Total     $      662,293 $    (94,743) $       54,917 $     811,953
                            ============= =============  ============= =============

        December 31, 1996:
          Life insurance in force:
            Individual    $   23,409,823 $   5,246,079 $    3,482,118 $  21,645,862     16.1%
            Group             47,682,237                    1,817,511    49,499,748      3.7%
                            ============= =============  ============= =============
                Total     $   71,092,060 $   5,246,079 $    5,299,629 $  71,145,610
                            ============= =============  ============= =============

          Premium Income:
            Life          $      307,516 $   (111,743) $       19,633 $     438,892      4.2%
        insurance
                                 339,284         7,493         34,242       366,033      9.4%
        Accident/health
                            ============= =============  ============= =============
                Total     $      646,800 $   (104,250) $       53,875 $     804,925
                            ============= =============  ============= =============

5.      NET INVESTMENT INCOME AND NET REALIZED GAINS (LOSSES) ON INVESTMENTS

        Net investment income is summarized as follows:

                            Years Ended December 31,
                                                      ---------------------------------------------
                                                          1998            1997            1996
                                                      -------------   -------------   -------------
        Investment income:
          Fixed maturities and short-term          $       638,079 $       633,975 $       601,913
        investments
          Mortgage loans on real estate                    110,170         118,274         140,823
          Real estate                                       20,019          20,990           5,292
          Policy loans                                     180,933         194,826         175,746
          Other                                                285              18           1,316
                                                      -------------   -------------   -------------
                                                           949,486         968,083         925,090
        Investment expenses, including interest
        on
          amounts charged by the Parent                     52,126          86,410          90,453
        Corporation
          of $9,891, $9,758, and $11,282
                                                      -------------   -------------   -------------
        Net investment income                      $       897,360 $       881,673 $       834,637
                                                      =============   =============   =============

        Net realized gains (losses) on investments are as follows:

                                                                 Years Ended December 31,
                                                        -------------------------------------------
                                                            1998          1997           1996
                                                        -------------  ------------  --------------
        Realized gains (losses):
          Fixed maturities                            $       38,391 $      15,966 $      (11,624)
          Mortgage loans on real estate                          424         1,081           1,143
          Real estate                                                          363
          Provisions                                           (642)       (7,610)        (10,597)
                                                        =============  ============  ==============
        Net realized gains (losses) on investment     $       38,173 $       9,800 $      (21,078)
                                                        =============  ============  ==============




                                                                                                82




6.    SUMMARY OF INVESTMENTS

      Fixed maturities owned at December 31, 1998 are summarized as follows:

                                                    Gross         Gross       Estimated
                                   Amortized     Unrealized     Unrealized       Fair       Carrying
                                      Cost          Gains         Losses        Value        Value
                                   -----------   ------------   -----------   -----------  -----------
      Held-to-Maturity:
        U.S. Treasury
      Securities
          and obligations of    $      34,374 $        1,822 $             $      36,196 $     34,374
      U.S.
          Government Agencies
        Collateralized mortgage
          obligations                                                  194
                                       10,135                                      9,941       10,135
        Public utilities              213,256         12,999           460       225,795      213,256
        Corporate bonds             1,809,957         78,854         3,983     1,884,828    1,809,957
        Foreign governments                              782
                                       10,133                                     10,915       10,133
        State and                     121,963          9,298                     131,261      121,963
      municipalities
                                   -----------   ------------   -----------   -----------  -----------
                                $   2,199,818 $      103,755 $     4,637 $     2,298,936 $  2,199,818
                                   ===========   ============   =========     ===========  ===========
       Available-for-Sale:
        U.S. Treasury
      Securities
          and obligations of
      U.S.
          Government Agencies:
            Collateralized
               mortgage
               obligations      $     863,479 $       39,855 $       1,704 $     901,630 $    901,630
            Direct mortgage
      pass-
               through                467,100          4,344           692       470,752      470,752
      certificates
            Other                     191,138          1,765           788       192,115      192,115
        Collateralized mortgage
          obligations                 926,797         16,260         1,949       941,108      941,108
        Public utilities              464,096         14,929            36       478,989      478,989
        Corporate bonds             3,557,209        123,318        17,420     3,663,107    3,663,107
        Foreign governments                            2,732
                                       56,505                                     59,237       59,237
        State and                     226,208          4,588         1,008       229,788      229,788
      municipalities
                                   -----------   ------------   -----------   -----------  -----------
                                $   6,752,532 $      207,791 $      23,597 $   6,936,726 $  6,936,726
                                   ===========   ============   ===========   ===========  ===========



                                                                                                   83



      Fixed maturities owned at December 31, 1997 are summarized as follows:

                                                    Gross         Gross      Estimated
                                   Amortized     Unrealized    Unrealized       Fair       Carrying
                                      Cost          Gains        Losses        Value        Value
                                   -----------   ------------  ------------  -----------  -----------
      Held-to-Maturity:
          U.S. Treasury
            Securities
            and obligations of
      U.S.
            Government Agencies  $             $       1,186 $          25 $            $
                                       25,883                                    27,044       25,883
          Collateralized
      mortgage
             obligations                                 174
                                        5,006                                     5,180        5,006
          Public utilities                            11,214             3      256,605      245,394
                                      245,394
          Corporate bonds           1,668,710         57,036         3,069    1,722,677    1,668,710
          Foreign governments                            659
                                       10,268                                    10,927       10,268
          State and                                    1,588                    129,043      127,455
      municipalities                  127,455
                                   -----------   ------------  ------------  -----------  -----------
                                 $  2,082,716  $      71,857 $       3,097 $  2,151,476 $  2,082,716
                                   ===========   ============  ============  ===========  ===========

                                                     Gross         Gross       Estimated
                                     Amortized     Unrealized    Unrealized       Fair       Carrying
                                       Cost          Gains         Losses        Value        Value
                                    ------------   -----------   -----------   -----------  -----------
      Available-for-Sale:
        U.S. Treasury Securities
          and obligations of
      U.S.
          Government Agencies:
            Collateralized
      mortgage
               obligations         $   652,975    $     17,339  $        310  $     670,004 $    670,004


           Direct mortgage
      pass-
               through                                 7,911         2,668        922,459      922,459
      certificates                    917,216
            Other                                      1,794           244        298,887      298,887
                                      297,337

        Collateralized mortgage
           obligations                                19,494         1,453        700,199      700,199
                                      682,158

        Public utilities                               8,716         1,320        556,831      556,831
                                      549,435

        Corporate bonds               3,265,039      107,740         4,350      3,368,429    3,368,429

        Foreign governments                            4,115            60        135,641      135,641
                                      131,586

        State and municipalities                         503                       46,179       46,179
                                       45,676
                                    ------------   -----------   -----------   -----------  -----------
                                 $    6,541,422 $    167,612  $     10,405  $   6,698,629 $  6,698,629
                                    ============   ===========   ===========   ===========  ===========

      The collateralized mortgage obligations consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities is adjusted by such prepayments.

      See Note 8 for additional information on policies regarding estimated fair value of fixed maturities.

      The amortized cost and estimated fair value of fixed maturity investments at December 31, 1998, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              Held-to-Maturity               Available-for-Sale
                        ------------------------------  --------- --------------
                         Amortized      Estimated     Amortized     Estimated
                           Cost        Fair Value       Cost       Fair Value
                        ------------- -------------- ------------ --------------
Due in one year or less     316,174        321,228       235,842       252,067
Due after one year
  through five years        925,016        961,592     1,279,123     1,309,202
Due after five years
  through ten years         675,444        722,685       769,278       803,498
Due after ten years         130,480        138,119       449,273       457,785
Mortgage-backed
  securities                 10,135          9,941     2,257,376     2,313,490
Asset-backed securities     142,569        145,371     1,761,640     1,800,684
                        ============= ============== ============= =============
                          2,199,818      2,298,936     6,752,532     6,936,726
                        ============= ============== ============= =============

      Proceeds from sales of securities available-for-sale were $6,169,678, $3,174,246, and $3,569,608 during 1998, 1997, and 1996, respectively. The realized gains on such sales totaled $41,136, $20,543, and $24,919 for 1998, 1997, and 1996, respectively. The realized losses totaled $8,643, $10,643, and $40,748 for 1998, 1997, and 1996, respectively. During the years 1998, 1997, and 1996 held-to-maturity securities with an amortized cost of $9,920, $0, and $0 were sold due to credit deterioration with insignificant gains and losses.

      At December 31, 1998 and 1997, pursuant to fully collateralized securities lending arrangements, the Company had loaned $115,168 and $162,817 of fixed maturities, respectively.

      The Company engages in hedging activities to manage interest rate and exchange risk. The following table summarizes the 1998 financial hedge instruments:


                                  Notional            Strike/Swap
     December 31, 1998             Amount                 Rate                   Maturity
     ------------------------   --------------  -------------------------  ---------------------

     Interest Rate Floor     $      100,000          4.50% (LIBOR)                11/99
     Interest Rate Caps           1,070,000       6.75% - 11.82% (CMT)        12/99 - 10/03
     Interest Rate Swaps            242,451          4.95% - 9.35%            08/99 - 02/03
     Foreign Currency
       Exchange Contracts            34,123               N/A                 05/99 - 07/06
     Equity Swap                     95,652              4.00%                    12/99

     The following table summarizes the 1997 financial hedge instruments:

                                  Notional            Strike/Swap
     December 31, 1997             Amount                Rate                    Maturity
     ------------------------   -------------- --------------------------  ---------------------

     Interest Rate Floor     $      100,000          4.5% (LIBOR)                  1999
     Interest Rate Caps             565,000      6.75% - 11.82% (CMT)          1999 - 2002
     Interest Rate Swaps            212,139          6.20% - 9.35%            01/98 - 02/03
     Foreign Currency
       Exchange Contracts            57,168               N/A                 09/98 - 07/06
     Equity Swap                    100,000              5.64%                    12/98

      LIBOR - London Interbank Offered Rate
      CMT - Constant Maturity Treasury Rate

      The Company has established specific investment guidelines designed to emphasize a diversified and geographically dispersed portfolio of mortgages collateralized by commercial and industrial properties located in the United States. The Company's policy is to obtain collateral sufficient to provide loan-to-value ratios of not greater than 75% at the inception of the mortgages. At December 31, 1998, approximately 33% of the Company's mortgage loans were collateralized by real estate located in California.

      The following represents impairments and other information with respect to impaired loans:

                                                                      1998             1997
                                                                 ---------------   -------------

      Loans with related allowance for credit losses of
        $2,492 and $2,493                                     $        13,192   $       13,193
      Loans with no related allowance for credit losses                10,420           20,013
      Average balance of impaired loans during the year                31,193           37,890
      Interest income recognized (while impaired)                       2,308            2,428
      Interest income received and recorded (while impaired)
        using the cash basis method of recognition                      2,309            2,484

      As part of an active loan management policy and in the interest of maximizing the future return of each individual loan, the Company may from time to time modify the original terms of certain loans. These restructured loans, all performing in accordance with their modified terms that are not impaired, aggregated $52,913 and $64,406 at December 31, 1998 and 1997, respectively.

      The following table presents changes in allowance for credit losses:

                                      1998          1997         1996
                                 ------------- ------------- --------------

     Balance, beginning of year      67,242        65,242         63,994
     Provision for loan losses          642         4,521          4,470
     Chargeoffs                        (787)       (2,521)        (3,468)
     Recoveries                         145                          246
                                 ============= ============= ==============
     Balance, end of year            67,242        67,242         65,242
                                 ============= ============= ==============

7.    COMMERCIAL PAPER

      The Company has a commercial paper program that is partially supported by a $50,000 standby letter-of-credit. At December 31, 1998, commercial paper outstanding had maturities ranging from 69 to 118 days and interest rates ranging from 5.10% to 5.22%. At December 31, 1997, maturities ranged from 41 to 99 days and interest rates ranged from 5.6% to 5.8%.

8.    ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                               December 31,
                                         ----------------------------------------------------------
                                                    1998                          1997
                                         ----------------------------  ----------------------------
                                          Carrying       Estimated       Carrying      Estimated
                                           Amount        Fair Value       Amount       Fair Value
                                         ------------   -------------  -------------  -------------
      ASSETS:
         Fixed maturities and
           short-term investments     $    9,556,713 $   9,655,831   $   9,180,476  $  9,249,235
         Mortgage loans on real
           estate                          1,133,468     1,160,568       1,235,594     1,261,949
         Policy loans                      2,858,673     2,858,673       2,657,116     2,657,116
         Common stock                         48,640        48,640          39,021        39,021

      LIABILITIES:
         Annuity contract reserves
           without life contingencies      4,908,964     4,928,800       5,346,516     5,373,818
         Policyholders' funds                181,779       181,779         165,106       165,106
         Due to Parent Corporation            52,877        52,877         126,656       124,776
         Repurchase agreements               244,258       244,258         325,538       325,538
         Commercial paper                     39,731        39,731          54,058        54,058

      HEDGE CONTRACTS:
         Interest rate floor                      17            17              25            25
         Interest rate caps                      971           971             130           130
         Interest rate swaps                   6,125         6,125           4,265         4,265
         Foreign currency exchange
           contracts                             689           689           3,381         3,381
         Equity swap                          (8,150)       (8,150)            856           856

      The estimated fair value of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgement is necessarily required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

      The estimated fair value of fixed maturities that are publicly traded are obtained from an independent pricing service. To determine fair value for fixed maturities not actively traded, the Company utilized discounted cash flows calculated at current market rates on investments of similar quality and term.

      Mortgage loans fair value estimates generally are based on a discounted cash flow basis. A discount rate "matrix" is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage's remaining term. The rates selected for inclusion in the discount rate "matrix" reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

      Policy loans accrue interest generally at variable rates with no fixed maturity dates and, therefore, estimated fair value approximates carrying value.

      The fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts, utilizing current crediting rates for similar products.

      The estimated fair value of policyholders' funds is the same as the carrying amount as the Company can change the crediting rates with 30 days notice.

      The estimated fair value of due to Parent Corporation is based on discounted cash flows at current market spread rates on high quality investments.

      The carrying value of repurchase agreements and commercial paper is a reasonable estimate of fair value due to the short-term nature of the liabilities.

      The estimated fair value of financial hedge instruments, all of which are held for other than trading purposes, is the estimated amount the Company would receive or pay to terminate the agreement at each year-end, taking into consideration current interest rates and other relevant factors. Included in the net gain position for interest rates swaps are $0 of unrealized losses in 1998 and 1997. Included in the net gain position for foreign currency exchange contracts are $932 and $0 of loss exposures in 1998 and 1997, respectively.

9.    EMPLOYEE BENEFIT PLANS

      Effective January 1, 1997, all employees of the U.S. operations of the Parent Corporation and the related benefit plans were transferred to the Company. See Note 3 for further discussion.

      The Company's Parent had previously accounted for the pension plan under the Canadian Institute of Chartered Accountants (CICA) guidelines and had recorded a prepaid pension asset of $19,091. As U.S. generally accepted accounting principles do not materially differ from these CICA guidelines and the transfer was between related parties, the prepaid pension asset was transferred at carrying value. As a result, the Company recorded the following effective January 1, 1997:

      Prepaid pension cost   19,091      Undistributed earnings on     3,608
                                           participating business
                                         Stockholder's equity         15,483
                           ------------                            -----------
                             19,091                                   19,091

      The following table summarizes changes from 1997 to 1998 and from 1996 to 1997, in the benefit obligations and in plan assets for the Company's defined benefit pension plan and post-retirement medical plan. There is no additional minimum pension liability required to be recognized. There were no amendments to the plans due to the acquisition of AH&L.



                                                                            Post-Retirement
                                                 Pension Benefits            Medical Plan
                                             -------------------------  ------------------------
                                                1998         1997          1998         1997
                                             -----------  ------------  -----------  -----------
      Change in benefit obligation
      Benefit obligation at beginning of   $   115,057  $   96,417    $    19,454  $    16,160
      year
      Service cost                               6,834       5,491          1,365        1,158
      Interest cost                              7,927       7,103          1,341        1,191
      Actuarial gain (loss)                      5,117       9,470         (1,613)       1,500
      Benefits paid                             (3,630)     (3,424)          (603)        (555)
                                             -----------  ------------  -----------  -----------
      Benefit obligation at end of year        131,305     115,057         19,944       19,454
                                             -----------  ------------  -----------  -----------

      Change in plan assets
      Fair value of plan assets at
        beginning of year                      162,879     138,221
      Actual return on plan assets              23,887      28,082
      Benefits paid                             (3,630)     (3,424)
                                             -----------  ------------  -----------  -----------
      Fair value of plan assets at end of
        year                                   183,136     162,879
                                             -----------  ------------  -----------  -----------

      Funded status                             51,831      47,822        (19,944)     (19,454)
      Unrecognized net actuarial loss          (11,405)     (6,326)          (113)       1,500
      Unrecognized net obligation or
      (asset)
        at transition                          (19,684)    (21,198)        14,544       15,352
                                             ===========  ============  ===========  ===========
      Prepaid (accrued) benefit cost       $    20,742  $   20,298    $    (5,513) $    (2,602)
                                             ===========  ============  ===========  ===========

      Weighted-average assumptions as of
      December 31
      Discount rate                             6.50%         7.00%          6.50%        7.00%
      Expected return on plan assets            8.50%         8.50%          8.50%        8.50%
      Rate of compensation increase             4.00%         4.50%          4.00%        4.50%

      Components of net periodic
      benefit cost
      Service cost                         $     6,834  $     5,491   $      1,365 $      1,158
      Interest cost                              7,927        7,103          1,341        1,191
      Expected return on plan assets           (13,691)     (12,286)
      Amortization of transition                (1,514)      (1,514)           808          808
      obligation
                                             -----------   -----------   ----------   ----------
                                             ===========   ===========   ==========   ==========
      Net periodic (benefit) cost          $      (444) $    (1,206)  $      3,514 $      3,157
                                             ===========   ===========   ==========   ==========

      The Company-sponsored post-retirement medical plan (medical plan) provides health benefits to employees. The medical plan is contributory and contains other cost sharing features, which may be adjusted annually for the expected general inflation rate. The Company's policy will be to fund the cost of the medical plan benefits in amounts determined at the discretion of management.

Assumed health care cost trend rates have a significant effect on the amounts reported for the medical plan. For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                  1-Percentage    1-Percentage
                                                     Point           Point
                                                    Increase        Decrease
                                                 -------------- ----------------
   Effect on total of service and interest cost
     on components                                        649           1,140
   Effect on post-retirement benefit obligation         4,129           3,098

      The Company sponsors a defined contribution 401(k) retirement plan which provides eligible participants with the opportunity to defer up to 15% of base compensation. The Company matches 50% of the first 5% of participant pre-tax contributions. Company contributions for the years ended December 31, 1998 and 1997 totaled $3,915 and $3,475, respectively.

      The Company has a deferred compensation plan providing key executives with the opportunity to participate in an unfunded, deferred compensation program. Under the program, participants may defer base compensation and bonuses, and earn interest on their deferred amounts. The program is not qualified under Section 401 of the Internal Revenue Code. The total of participant deferrals, which is reflected in other liabilities, was $16,102 and $13,952 at December 31, 1998 and 1997, respectively. The participant deferrals earn interest at a rate based on the average 10-year composite government securities rate plus 1.5%. The interest expense related to this plan was $1,185 and $1,019 in 1998 and 1997, respectively.

      The Company also provides a supplemental executive retirement plan (SERP) to certain key executives. This plan provides key executives with certain benefits upon retirement, disability, or death based upon total compensation. The Company has purchased individual life insurance policies with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The incremental expense for this plan for 1998 and 1997 was $2,840 and $2,531, respectively. The total liability of $9,349 and $6,509 as of December 31, 1998 and 1997 is included in other liabilities.

10.   FEDERAL INCOME TAXES

      The following is a reconciliation between the federal income tax rate and the Company's effective rate after giving effect to the reclassifications discussed below:

                                               1998         1997        1996
                                            -----------  -----------  ---------
      Federal tax rate                           35.0  %     35.0   %     35.0 %
      Change in tax rate resulting from:
        Settlement of Parent tax exposures                  (20.2)       (18.9)
        Provision for contingencies                           7.7          3.4
        Prior year tax adjustment                (1.5)        0.5         (1.4)
        Other, net                               (0.1)        0.9          0.3
                                            ===========  ===========  =========
      Total                                      33.4  %     23.9   %     18.4 %
                                            ===========  ===========  =========

      The Company's income tax provision was favorably impacted in 1997 and 1996 by releases of contingent liabilities relating to taxes of the Parent Corporation's U.S. branch associated with blocks of business that were transferred from the Parent Corporation's U.S. branch to the Company from 1989 to 1993; the Company had agreed to the transfer of these tax liabilities as part of the transfer of this business. The releases recorded in 1997 and 1996 reflected the resolution of certain tax issues with the Internal Revenue Service (IRS) relating to the 1990-1991 and 1988-1989 audit years, respectively. The releases totaled $42,150 for 1997 and $31,200 for 1996; however, $15,100 of the release in 1997 was attributable to participating policyholders and therefore had no effect on the net income of the Company since that amount was credited to the provision for policyholders' share of earnings (losses).

      The 1997 and 1996 releases were recorded in revenues in the Company's prior financial statements, but have been reclassified in the accompanying consolidated financial statements as a component of the current income tax provisions for those years.

      In addition to these releases of contingent tax liabilities, the Company's income tax provisions for 1997 and 1996 also reflect increases for other contingent items relating to open tax years where the Company determined it was probable that additional taxes could be owed based on changes in facts and circumstances. The increase in 1997 was $16,000, of which $10,100 was attributable to participating policyholders and therefore had no effect on the net income of the Company. The increase in 1996 was $5,600. These increases in contingent tax liabilities have been reflected as a component of the deferred income tax provisions for 1997 and 1996 as the Company does not expect near term resolution of these contingencies.

      Excluding the effect of the 1997 and 1996 tax items discussed above, the effective tax rates for 1997 and 1996 were 34.1% and 33.9%, respectively.

      Temporary differences which give rise to the deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:


                                                     1998                         1997
                                          ---------------------------   -------------------------
                                            Deferred     Deferred      Deferred      Deferred
                                              Tax           Tax           Tax          Tax
                                             Asset       Liability       Asset      Liability
                                          ------------- ------------  ------------  -----------
       Policyholder reserves                  143,244                   159,767
       Deferred policy acquisition costs                    39,933                     47,463
       Deferred acquisition cost proxy
         tax                                  100,387                    79,954
       Investment assets                                    19,870                      5,574
       Net operating loss carryforwards         2,867                     9,427
       Other                                    6,566                     1,279
                                          ------------- ------------  ------------  -----------
               Subtotal                       253,064       59,803      250,427        53,037
       Valuation allowance                     (1,778)                   (3,570)
                                          ============= ============  ============  ===========
               Total Deferred Taxes           251,286       59,803      246,857        53,037
                                          ============= ============  ============  ===========

      Amounts included in investment assets above include $34,556 and $30,085 related to the unrealized gains on the Company's fixed maturities available-for-sale at December 31, 1998 and 1997, respectively.

      The Company files a separate tax return and, therefore, losses incurred by subsidiaries cannot be offset against operating income of the Company. At December 31, 1998, the Company's subsidiaries had approximately $8,193 of net operating loss carryforwards, expiring through the year 2011. The tax benefit of subsidiaries' net operating loss carryforwards, net of a valuation allowance of $0 and $1,809 are included in the deferred tax assets at December 31, 1998 and 1997, respectively.

      The Company's valuation allowance was increased (decreased) in 1998, 1997, and 1996 by $(1,792), $34, and $1,463, respectively, as a result of the re-evaluation by management of future estimated taxable income in its subsidiaries.

      Under pre-1984 life insurance company income tax laws, a portion of life insurance company gain from operations was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The aggregate accumulation in the account is $7,742 and the Company does not anticipate any transactions, which would cause any part of the amount to become taxable. Accordingly, no provision has been made for possible future federal income taxes on this accumulation.

11.   COMPREHENSIVE INCOME

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". This Statement establishes new rules for reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. This Statement requires unrealized gains or losses on the Company's available-for-sale securities and related offsets for reserves and deferred policy acquisition costs, which prior to adoption were reported separately in stockholder's equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

      Other comprehensive income at December 31, 1998 is summarized as follows:

                                                  Before-Tax       Tax (Expense)    Net-of-Tax
                                                    Amount          or Benefit        Amount
                                                 --------------   ------------------------------
      Unrealized gains on available-for-sale securities:
         Unrealized holding gains arising
      during
            the period                        $       39,430   $      (13,800)    $      25,630
         Less:  reclassification adjustment
      for
            (gains) losses realized in net           (14,350)           5,022            (9,328)
      income
                                                 --------------   ----------------  ------------
         Net unrealized gains                         25,080           (8,778)           16,302
       Reserve and  DAC adjustment                   (11,614)           4,065            (7,549)
                                                 --------------   ----------------  ------------
                                                 ==============   ================  ============
      Other comprehensive income              $       13,466   $       (4,713)    $       8,753
                                                 ==============   ================  ============

      Other comprehensive income at December 31, 1997 is summarized as follows:

                                                  Before-Tax       Tax (Expense)     Net-of-Tax
                                                    Amount          or Benefit         Amount
                                                 --------------   ----------------  --------------
      Unrealized gains on available-for-sale securities:
         Unrealized holding gains arising
      during
            the period                        $       80,821   $      (28,313)    $      52,508
         Less:  reclassification adjustment
      for
            (gains) losses realized in net             2,012             (704)            1,308
      income
                                                 --------------   ----------------  --------------
         Net unrealized gains                         82,833          (29,017)           53,816
      Reserve and  DAC adjustment                    (24,554)           8,594           (15,960)
                                                 ==============   ================  ==============
      Other comprehensive income              $       58,279   $      (20,423)    $      37,856
                                                 ==============   ================  ==============

                                                                                               94



      Other comprehensive loss at December 31, 1996 is summarized as follows:

                                                  Before-Tax       Tax (Expense)     Net-of-Tax
                                                    Amount          or Benefit         Amount
                                                 --------------   ----------------  --------------
      Unrealized gains on available-for-sale securities:
         Unrealized holding gains (losses)
            arising during the period         $     (125,559)  $       43,971     $     (81,588)
         Less:  reclassification adjustment
      for
            (gains) losses realized in net            19,381           (6,783)           12,598
      income
                                                 --------------   ----------------  --------------
         Net unrealized gains (losses)              (106,178)          37,188           (68,990)
                                                                                    --------------
      Reserve and  DAC adjustment                     38,736          (13,558)           25,178
                                                 ==============   ================  ==============
      Other comprehensive loss                $      (67,442)  $       23,630     $     (43,812)
                                                 ==============   ================  ==============






12.   STOCKHOLDER'S EQUITY, DIVIDEND RESTRICTIONS, AND OTHER MATTERS

      Effective September 30, 1998, the Company purchased all of its outstanding series of preferred stock, which were owned by the Parent Corporation, for $121,800.

      The Company's net income and capital and surplus, as determined in accordance with statutory accounting principles and practices for December 31 are as follows:

                                     1998             1997            1996
                                ---------------   -------------   -------------
                                 (Unaudited)
      Net income                   225,863     $     181,312   $      180,634
      Capital and surplus          727,124           759,429          713,324

      The maximum amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Colorado are subject to restrictions relating to statutory surplus and statutory net gain from operations. Statutory surplus and net gains from operations at December 31, 1998 were $727,124 and $225,586 (unaudited), respectively. The Company should be able to pay up to $225,586 (unaudited) of dividends in 1999.

      Dividends of $6,692, $8,854, and $8,587 were paid on preferred stock in 1998, 1997, and 1996, respectively. In addition, dividends of $73,344, $62,540, and $48,083 were paid on common stock in 1998, 1997, and 1996, respectively. Dividends are paid as determined by the Board of Directors.

      The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on its financial position or results of operations.

13.   STOCK OPTIONS

      The Company is an indirect subsidiary of Great-West Lifeco Inc. (Lifeco). Lifeco has a stock option plan (the Lifeco plan) that provides for the granting of options for common shares of Lifeco to certain officers and employees of Lifeco and its subsidiaries, including the Company. Options may be awarded at no less than the market price on the date of the grant. Termination of employment prior to vesting results in forfeiture of the options, unless otherwise determined by a committee that administers the Lifeco plan. As of December 31, 1998, 1997 and 1996, stock available for award under the Lifeco plan aggregated 1,424,400, 3,440,000 and 6,244,000 shares.

      The plan provides for the granting of options with varying terms and vesting requirements. The basic options under the plan become exercisable twenty percent per year commencing on the first anniversary of the grant and expire ten years from the date of grant. Options granted in 1997 and 1998 totaling 1,832,000 and 278,000, respectively, become exercisable if certain long-term cumulative financial targets are attained. If exercisable, the exercise period runs from April 1, 2002 to June 26, 2007. Additional options granted in 1998 totaling 380,000 become exercisable if certain sales or financial targets are attained. During 1998, 30,000 of these options vested and accordingly, the Company recognized compensation expense of $116. If exercisable, the exercise period runs from the date that the particular options become exercisable until January 27, 2008.

      The following table summarizes the status of, and changes in, Lifeco options outstanding and the weighted-average exercise price (WAEP) for the years ended December 31. As the options granted relate to Canadian stock, the values, which are presented in U.S. dollars, will fluctuate as a result of exchange rate fluctuations:




                                        1998                    1997                    1996
                                ----------------------  ----------------------  ----------------------
                                  Options      WAEP      Options       WAEP      Options       WAEP
                                ------------  --------  -----------   --------  -----------  ---------
       Outstanding, Jan. 1,      5,736,000  $    7.71   4,104,000  $    6.22            0  $    .00
         Granted                   988,000      13.90   1,932,000      10.82    4,104,000      6.62
         Exercised                  99,176       6.33      16,000       5.95            0       .00
         Expired or canceled        80,000      13.05     284,000       6.12            0       .00
                                ============  ========  ===========   ========  ===========  =========
       Outstanding, Dec. 31,     6,544,824       8.07   5,736,000       7.71    4,104,000      6.22
                                ============  ========  ===========   ========  ===========  =========

       Options exercisable
         at year-end             1,652,424  $    5.72     760,800  $    5.96            0  $    .00
                                ============  ========  ===========   ========  ===========  =========

       Weighted average fair
       value of options
       granted during year    $    1.18               $   2.65                $   4.46
                                ============            ===========             ===========

      The  following   table   summarizes  the  range  of  exercise  prices  for
      outstanding Lifeco common stock options at December 31, 1998:

                                          Outstanding                         Exercisable
                            ----------------------------------------  ----------------------------
                                                          Average                       Average
            Exercise                         Average      Exercise                     Exercise
          Price Range          Options        Life         Price        Options          Price
       -------------------  --------------  ----------   -----------  -------------   ------------
       $  5.54 - $  7.36      3,804,824        7.62   $      5.61       1,622,424  $     5.58
       $10.61 - $13.23        2,740,000        8.70   $     11.48          30,000  $    13.23

      Of the exercisable Lifeco options, 1,622,424 relate to basic option grants and 30,000 relate to variable grants.

      Power Financial Corporation (PFC), which is the parent corporation of Lifeco, has a stock option plan (the PFC plan) that provides for the granting of options for common shares of PFC to key employees of PFC and its affiliates. Prior to the creation of the Lifeco plan in April 1996, certain officers of the Company participated in the PFC plan. Under the PFC plan, options may be awarded at no less than the market price on the date of the grant. Termination of employment prior to vesting results in forfeiture of the options, unless otherwise determined by a committee that administers the PFC plan. As of December 31, 1998, 1997 and 1996, stock available for award under the PFC plan aggregated 4,400,800, 4,400,800 and 5,440,800 shares.

      Options granted to officers of the Company under the PFC plan become exercisable twenty percent per year commencing on the date of the grant and expire ten years from the date of grant.

      The following table summarizes the status of, and changes in, PFC options outstanding and the weighted-average exercise price (WAEP) for the years ended December 31. As the options granted relate to Canadian stock, the values, which are presented in U.S. dollars, will fluctuate as a result of exchange rate fluctuations:

                                      1998                   1997                    1996
                              ---------------------- ----------------------  ---------------------
                               Options       WAEP     Options       WAEP      Options      WAEP
                              -----------  --------- -----------   --------  -----------  --------
      Outstanding, Jan. 1,     1,076,000 $    3.05   1,329,200  $    3.14    1,436,000  $   3.17
        Exercised                720,946      3.60     253,200       2.68      106,800      2.95
                              ===========  ========= ===========   ========  ===========  ========
      Outstanding, Dec. 31,      355,054      2.89   1,076,000       3.05    1,329,200      3.14
                              ===========  ========= ===========   ========  ===========  ========

      Options exercisable
        at year-end              355,054 $    2.89   1,076,000  $    3.05    1,301,200  $   3.15
                              ===========  ========= ===========   ========  ===========  ========


      As of December 31, 1998, the PFC options outstanding have exercise prices between $2.25 and $3.44 and a weighted-average remaining contractual life of 2.99 years.

      The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees", under which compensation expenses for stock options are generally not recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock option plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income, would have been reduced by $727, $608, and $257, in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumption used for those options granted in 1998, 1997, and 1996, respectively: dividend yield of 3.00%, expected volatility of 34.05%, 24.04%, and 15.61%, risk-free interest rates of 4.79%, 4.72%, and 4.67%, and expected lives of 7.5 years.

14.   SEGMENT INFORMATION

      The Company has two reportable segments: Employee Benefits and Financial Services. The Employee Benefits segment markets group life and health and 401(k) products to small and mid-sized corporate employers. The Financial Services segment markets and administers savings products to public and not-for-profit employers and individuals and offers life insurance products to individuals and businesses.

      The accounting policies of the segments are the same as those described in
      Note 1. The Company evaluates performance based on profit or loss from operations after income taxes.

      The Company's reportable segments are strategic business units that offer different products and services. They are managed separately as each segment has unique distribution channels.

      The Company's operations are not materially dependent on one or a few customers, brokers or agents.

      Summarized segment financial information for the year ended and as of December 31 was as follows:

      Year ended December 31, 1998

      Operations:

                                                   Employee         Financial         Total
                                                   Benefits         Services           U.S.
                                                 --------------   --------------   -------------
       Revenue:
          Premium income                       $     746,898   $      247,965   $      994,863
          Fee income                                 444,649           71,403          516,052
          Net investment income                       95,118          802,242          897,360
          Realized investment gains (losses)           8,145           30,028           38,173
                                                 --------------   --------------   -------------
       Total revenue                               1,294,810        1,151,638        2,446,448
       Benefits and Expenses:
          Benefits                                   590,058          872,411        1,462,469
          Operating expenses                         546,959          141,269          688,228
                                                 --------------   --------------   -------------
       Total benefits and expenses                 1,137,017        1,013,680        2,150,697

       Net operating income before income
          taxes                                      157,793          137,958          295,751
       Income taxes                                   50,678           48,158           98,836
                                                 ==============   ==============   =============
       Net income                              $     107,115   $       89,800   $      196,915
                                                 ==============   ==============   =============

       Assets:

                                                   Employee        Financial          Total
                                                   Benefits        Services           U.S.
                                                ---------------  --------------   --------------
       Investment assets                      $   1,434,691    $  12,235,845   $   13,670,536
       Separate account assets                    5,704,313        4,395,230       10,099,543
       Other assets                                 567,126          785,940        1,353,066
                                                ===============  ==============   ==============
       Total assets                           $   7,706,130    $  17,417,015   $   25,123,145
                                                ===============  ==============   ==============

      Year ended December 31, 1997

      Operations:
                                                    Employee        Financial         Total
                                                    Benefits         Services          U.S.
                                                  --------------   -------------   -------------
       Revenue:
          Premium income                       $      465,143   $      368,036  $      833,179
          Fee income                                  358,005           62,725         420,730
          Net investment income                       100,067          781,606         881,673
          Realized investment gains (losses)            3,059            6,741           9,800
                                                  --------------   -------------   -------------
       Total revenue                                  926,274        1,219,108       2,145,382
       Benefits and Expenses:
          Benefits                                    371,333        1,013,717       1,385,050
          Operating expenses                          427,969          123,756         551,725
                                                  --------------   -------------   -------------
       Total benefits and expenses                    799,302        1,137,473       1,936,775

       Net operating income before income
          taxes                                       126,972           81,635         208,607
       Income taxes                                    28,726           21,121          49,847
                                                                                   -------------
                                                  ==============   =============
       Net income                              $       98,246   $       60,514  $      158,760
                                                  ==============   =============

===============================================================================================================
        Assets:

                                                  Employee         Financial          Total
                                                  Benefits         Services           U.S.
                                               ---------------   --------------   --------------
       Investment assets                     $   1,346,944    $   11,859,038   $   13,205,982
       Separate account assets                   4,533,516         3,313,935        7,847,451
       Other assets                                355,764           668,518        1,024,282
                                               ===============   ==============   ==============
       Total assets                          $   6,236,224    $   15,841,491   $   22,077,715
                                               ===============   ==============   ==============

      Year ended December 31, 1996

      Operations:
                                                   Employee         Financial         Total
                                                   Benefits         Services           U.S.
                                                ---------------   --------------   -------------
       Revenue:
          Premium income                      $     486,565    $      342,884   $      829,449
          Fee income                                321,074            26,445          347,519
          Net investment income                      87,511           747,126          834,637
          Realized investment gains (losses)         (2,661)          (18,417)         (21,078)
                                                ---------------   --------------   -------------
       Total revenue                                892,489         1,098,038        1,990,527
       Benefits and Expenses:
          Benefits                                  406,143           949,821        1,355,964
          Operating expenses                        368,258           101,358          469,616
                                                ---------------   --------------   -------------
       Total benefits and expenses                  774,401         1,051,179        1,825,580

       Net operating income before income
          taxes                                     118,088            46,859          164,947
       Income taxes                                  22,874             7,498           30,372
                                                ===============   ==============   =============
       Net income                             $      95,214    $       39,361   $      134,575
                                                ===============   ==============   =============


       The following table, which summarizes premium and fee income by segment, represents supplemental information:

                                                      1998              1997             1996
                                                  -------------     -------------    -------------
        Premium Income
        Employee Benefits
             Group Life & Health                $  746,898        $   465,143      $   486,565
                                                  -------------     -------------    -------------
                Total Employee Benefits            746,898            465,143          486,565
                                                  -------------     -------------    -------------
        Financial Services
             Savings                                16,765             22,634           26,655
             Individual Insurance                  231,200            345,402          316,229
                                                  -------------     -------------    -------------
                Total Financial Services           247,965            368,036          342,884
                                                  -------------     -------------    -------------
             Premium income                     $  994,863        $   833,179      $   829,449
                                                  =============     =============    =============
        Fee Income
        Employee Benefits
             Group Life & Health                $  366,805        $   305,302      $   276,688
             401(k)                                 77,844             52,703           44,386
                                                  -------------     -------------    -------------
                                                  -------------     -------------    -------------
                Total Employee Benefits            444,649            358,005          321,074
                                                  -------------     -------------    -------------
                                                  -------------     -------------    -------------
         Financial Services
             Savings                                71,403             62,725           26,445
                                                  -------------     -------------    -------------
                Total Financial Services            71,403             62,725           26,445
                                                  -------------     -------------    -------------
                                                  =============     =============    =============
             Fee income                         $  516,052        $   420,730      $   347,519
                                                  =============     =============    =============

                       Appendix A -- Glossary of Terms

Account Value -- The sum of the value of your interests in the Divisions and the Loan Account.

Attained Age -- The  Insured's  Issue Age plus the  number of  completed  Policy
     Years.

Business Day -- Any day that we are open for business. We are open for business every day that the New York Stock Exchange is open for trading.

Cash Surrender Value -- The Account Value minus any outstanding Policy Debt.

Divisions -- Divisions into which the assets of the Series Account are divided, each of which corresponds to an investment choice available to you.

Due Proof -- Such evidence as we may reasonably require in order to establish that Policy Proceeds are due and payable.

Fund -- An underlying mutual fund in which a Division invests. Each Fund is an investment company registered with the SEC or a separate investment series of a registered investment company.

Initial Premium -- The initial premium amount specified in a Policy.

Insured -- The person whose life is insured under the Policy.

IssueAge -- The Insured's age as of the  Insured's  birthday  nearest the Policy
     Date.

Issue Date -- The date on which we issue a Policy.

Loan Account -- An account established for amounts transferred from the Divisions as security for outstanding Policy Debt.

Policy Anniversary -- The same day in each succeeding year as the day of the year corresponding to the Policy Date.

Policy Date -- The date coverage commences under your Policy and the date from which Policy Months, Policy Years and Policy Anniversaries are measured.

Policy Debt -- The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

Policy Month -- The one-month period commencing on the same day of the month as the Policy Date.

Policy Proceeds -- The amount determined in accordance with the terms of the Policy which is payable at the death of the Insured. This amount is the death benefit, decreased by the amount of any outstanding Policy Debt, and increased by the amounts payable under any supplemental benefits.

Policy Year -- The one-year  period  commencing on the Policy Date or any Policy
     Anniversary and ending on the next Policy Anniversary.

Principal  Office --  Great-West  Life & Annuity  Insurance  Company,  8515 East
     Orchard Road, Englewood, Colorado 80111, or such other address as we may hereafter specify to you by written notice.

Request -- Any instruction in a form, written, telephoned or computerized, satisfactory to us and received at our Principal Office from you as required by any provision of your Policy or as required by us. The Request is subject to any action taken or payment made by us before it is processed.

SEC  -- The United States Securities and Exchange Commission.

Series  Account  -- COLI  VUL-2  Series  Account  of  Great-West  Life & Annuity
     Insurance Company.

TotalFace Amount -- The amount of life insurance coverage you request as specified in your Policy.

Unit -- An accounting unit of measurement that we use to calculate the value of each Division.

Unit Value -- The value of each Unit in a Division.

Valuation Date -- Any day that  benefits  vary and on which  the New York  Stock
     Exchange is open for regular business, except as may otherwise be required or permitted by the applicable rules and regulations of the SEC.

Valuation Period -- The period of time from one determination of Unit Values to the next following determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

               Appendix B -- Table of Death Benefit Percentages

                                       Applicable                                           Applicable
                 Age                   Percentage                     Age                   Percentage
                 20                       250%                        60                       130%
                 21                       250%                        61                       128%
                 22                       250%                        62                       126%
                 23                       250%                        63                       124%
                 24                       250%                        64                       122%
                 25                       250%                        65                       120%
                 26                       250%                        66                       119%
                 27                       250%                        67                       118%
                 28                       250%                        68                       117%
                 29                       250%                        69                       116%
                 30                       250%                        70                       115%
                 31                       250%                        71                       113%
                 32                       250%                        72                       111%
                 33                       250%                        73                       109%
                 34                       250%                        74                       107%
                 35                       250%                        75                       105%
                 36                       250%                        76                       105%
                 37                       250%                        77                       105%
                 38                       250%                        78                       105%
                 39                       250%                        79                       105%
                 40                       250%                        80                       105%
                 41                       243%                        81                       105%
                 42                       236%                        82                       105%
                 43                       229%                        83                       105%
                 44                       222%                        84                       105%
                 45                       215%                        85                       105%
                 46                       209%                        86                       105%
                 47                       203%                        87                       105%
                 48                       197%                        88                       105%
                 49                       191%                        89                       105%
                 50                       185%                        90                       105%
                 51                       178%                        91                       104%
                 52                       171%                        92                       103%
                 53                       164%                        93                       102%
                 54                       157%                        94                       101%
                 55                       150%                        95                       100%
                 56                       146%                        96                       100%
                 57                       142%                        97                       100%
                 58                       138%                        98                       100%
                 59                       134%                        99                       100%

                                                                             B-1

               Appendix C -- Sample Hypothetical Illustrations

  Illustrations of Death Benefits, Surrender Values And Accumulated Premiums

The illustrations in this prospectus have been prepared to help show how values under the Policy change with investment performance. The illustrations on the following pages illustrate the way in which a Policy Year's death benefit, Account Value and Cash Surrender Value could vary over an extended period of time. They assume that all premiums are allocated to and remain in the Series Account for the entire period shown and are based on hypothetical gross annual investment returns for the Funds (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

The Account Values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy Years. The values would also be different depending on the allocation of a Policy's total Account Value among the Divisions of the Series Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Fund varied above and below such averages.

The amounts shown for the death benefits and Account Values take into account all charges and deductions imposed under the Policy based on the assumptions set forth in the tables below. These include the Expense Charges Applied to Premium, the Daily Risk Percentage charged against the Series Account for mortality and expense risks, the Monthly Service Charge and the Monthly Cost of Insurance. The Expense Charges Applied to Premium is equal to a guaranteed maximum of 6.5% for sales load and a guaranteed maximum of 3.5% to cover our federal tax obligations and the applicable local and state premium tax. The current level of these charges is 5.5% (for Policy Years 1 through 10 only) and 3.5%, respectively. The Daily Risk Percentage charged against the Series Account for mortality and expense risks is an annual effective rate of 0.40% for the first five Policy Years, 0.25% for Policy Years 6 through 20, and 0.10% thereafter and is guaranteed not to exceed an annual effective rate of 0.90%. The Monthly Service Charge is $10.00 per month for first three Policy Years and $7.50 per Policy Month for all Policy Years thereafter. This Charge is guaranteed not to exceed $15 per Policy Month.

The amounts shown in the tables also take into account the Funds' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.82% of the average daily net assets of each Fund. This is based upon a simple average of the advisory fees and expenses of all the Funds for the most recent fiscal year taking into account any applicable expense caps or expense reimbursement arrangements. Actual fees and expenses that you will incur may be more or less than 0.82%, and will vary from year to year. See "Charges and Deductions -- Fund Expenses" in this prospectus and the prospectuses for the Funds for more information on Fund expenses. The gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.22%, 4.76%, and 10.74%, respectively, during the first five Policy Years, -1.07%, 4.92%, and 10.90%, respectively, for Policy Years 6 through 20, and -0.92%, 5.07% and 11.07%, respectively, thereafter.

The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Series Account since no charges are currently made. If, in the future, such charges are made, in order to produce the illustrated death benefits, Account Values and Cash Surrender Values, the gross annual investment rate of return would have to exceed 0%, 6%, or 12% by a sufficient amount to cover the tax charges.

The second column of each table shows the amount which would accumulate if an amount equal to each premium were invested and earned interest, after taxes, at 5% per year, compounded annually.

We will furnish upon request a comparable table using any specific set of circumstances. In addition to a table assuming Policy charges at their maximum, we will furnish a table assuming current Policy charges.

                                     TABLE 1

                   Great-West Life & Annuity Insurance Company
                            COLI VUL-2 Series Account

                                  Male, Age 45
                          $1,000,000 Total Face Amount
                            Annual Premium $12,524.03
                             Death Benefit Option 1
                             Current Policy Charges

                                       Hypothetical 0%                    Hypothetical 6%                    Hypothetical 12%
                 Premiums          Gross Investment Return            Gross Investment Return            Gross Investment Return
                   plus                Net -1.22%                         Net 4.76%                          Net 10.74%
                 interest
   Policy        At 5%      Contract   Surrender     Death     Contract   Surrender     Death     Contract   Surrender     Death
    Year         Per Year    Value       Value      Benefit     Value       Value      Benefit     Value       Value      Benefit
    ----         -------     -----       -----      -------     -----       -----      -------     -----       -----      -------
           1     13,150       9,611       9,611   1,000,000     10,239      10,239   1,000,000     10,868      10,868    1,000,000
           2     26,958      16,904      16,904   1,000,000     18,697      18,697   1,000,000     20,569      20,569    1,000,000
           3     41,456      24,136      24,136   1,000,000     27,592      27,592   1,000,000     31,353      31,353    1,000,000
           4     56,679      30,877      30,877   1,000,000     36,504      36,504   1,000,000     42,888      42,888    1,000,000

           5     72,663      36,994      36,994   1,000,000     45,295      45,295   1,000,000     55,117      55,117    1,000,000
           6     89,447      42,793      42,793   1,000,000     54,287      54,287   1,000,000     68,478      68,478    1,000,000
           7    107,069      48,108      48,108   1,000,000     63,311      63,311   1,000,000     82,909      82,909    1,000,000
           8    125,573      52,834      52,834   1,000,000     72,262      72,262   1,000,000     98,431      98,431    1,000,000
           9    145,002      56,980      56,980   1,000,000     81,150      81,150   1,000,000    115,192     115,192    1,000,000

          10    165,402      60,553      60,553   1,000,000     89,980      89,980   1,000,000    133,359     133,359    1,000,000
          11    186,823      66,022      66,022   1,000,000    101,259     101,259   1,000,000    155,615     155,615    1,000,000
          12    209,314      71,356      71,356   1,000,000    113,058     113,058   1,000,000    180,347     180,347    1,000,000
          13    232,930      76,557      76,557   1,000,000    125,409     125,409   1,000,000    207,849     207,849    1,000,000
          14    257,727      81,190      81,190   1,000,000    137,921     137,921   1,000,000    238,058     238,058    1,000,000

          15    283,763      85,264      85,264   1,000,000    150,618     150,618   1,000,000    271,330     271,330    1,000,000
          16    311,101      88,677      88,677   1,000,000    163,424     163,424   1,000,000    307,975     307,975    1,000,000
          17    339,807      91,326      91,326   1,000,000    176,262     176,262   1,000,000    348,366     348,366    1,000,000
          18    369,947      93,111      93,111   1,000,000    189,057     189,057   1,000,000    392,942     392,942    1,000,000
          19    401,595      93,928      93,928   1,000,000    201,733     201,733   1,000,000    442,224     442,224    1,000,000


                                                                                                                             C-3




                                   TABLE 1
          20    434,825      93,455       93,455   1,000,000    214,019    214,019   1,000,000      496,696     496,696    1,000,000

Age 60          283,763      85,264       85,264   1,000,000    150,618    150,618   1,000,000      271,330     271,330    1,000,000

Age 65          434,825      93,455       93,455   1,000,000    214,019    214,019   1,000,000      496,696     496,696    1,000,000

Age 70          507,488      70,019       70,019   1,000,000    270,597    270,597   1,000,000      873,902     873,902    1,353,875

Age 75          580,152           -            -   1,000,000    300,110    300,110   1,000,000    1,462,089   1,462,089    2,054,938



(1)  Assumes a $12,524.03  premium is paid at the beginning of each Policy Year.
     Values will be different if premiums are are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial withdrawals may cause your Policy to lapse due to insufficient Account
     Value.



The hypothetical investment rates of return are illustrative only, and should not be deemed a representation of past or future investment rates of return. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a policy owner, and the different investment rates of return for the Funds. The Cash Surrender Value and death benefit for a Policy would be different from those shown if the actual rates of investment return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years. They would also be different if any policy loans or partial withdrawals were made. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

                                     TABLE 2

                   Great-West Life & Annuity Insurance Company
                            COLI VUL-2 Series Account

                                  Male, Age 45
                          $1,000,000 Total Face Amount
                            Annual Premium $12,524.03
                             Death Benefit Option 1
                            Guaranteed Policy Charges


                                       Hypothetical 0%                    Hypothetical 6%                    Hypothetical 12%
               Premiums          Gross Investment Return            Gross Investment Return            Gross Investment Return
                 plus                Net -1.22%                         Net 4.76%                          Net 10.74%
               interest
   Policy      At 5%      Contract   Surrender     Death     Contract   Surrender     Death     Contract   Surrender     Death
    Year       Per Year    Value       Value      Benefit     Value       Value      Benefit     Value       Value      Benefit
    ----       -------     -----       -----      -------     -----       -----      -------     -----       -----      -------
        1      13,150       6,556       6,556   1,000,000      7,081       7,081   1,000,000      7,609      7,609    1,000,000
        2      26,958      12,562      12,562   1,000,000     14,013      14,013   1,000,000     15,533     15,533    1,000,000
        3      41,456      18,145      18,145   1,000,000     20,915      20,915   1,000,000     23,938     23,938    1,000,000
        4      56,679      23,315      23,315   1,000,000     27,791      27,791   1,000,000     32,882     32,882    1,000,000

        5      72,663      27,965      27,965   1,000,000     34,527      34,527   1,000,000     42,309     42,309    1,000,000
        6      89,447      32,105      32,105   1,000,000     41,122      41,122   1,000,000     52,280     52,280    1,000,000
        7     107,069      35,632      35,632   1,000,000     47,459      47,459   1,000,000     62,748     62,748    1,000,000
        8     125,573      38,440      38,440   1,000,000     53,417      53,417   1,000,000     73,661     73,661    1,000,000
        9     145,002      40,541      40,541   1,000,000     58,987      58,987   1,000,000     85,087     85,087    1,000,000

       10     165,402      41,831      41,831   1,000,000     64,041      64,041   1,000,000     96,986     96,986    1,000,000
       11     186,823      42,205      42,205   1,000,000     68,448      68,448   1,000,000    109,318    109,318    1,000,000
       12     209,314      41,670      41,670   1,000,000     72,182      72,182   1,000,000    122,158    122,158    1,000,000
       13     232,930      40,117      40,117   1,000,000     75,100      75,100   1,000,000    135,481    135,481    1,000,000
       14     257,727      37,546      37,546   1,000,000     77,164      77,164   1,000,000    149,373    149,373    1,000,000

       15     283,763      33,843      33,843   1,000,000     78,218      78,218   1,000,000    163,825    163,825    1,000,000
       16     311,101      28,887      28,887   1,000,000     78,092      78,092   1,000,000    178,837    178,837    1,000,000
       17     339,807      22,550      22,550   1,000,000     76,604      76,604   1,000,000    194,415    194,415    1,000,000
       18     369,947      14,697      14,697   1,000,000     73,553      73,553   1,000,000    210,574    210,574    1,000,000

                                                                                                                                 C-5



                                     TABLE 2
       19     401,595       4,949       4,949   1,000,000     68,490      68,490   1,000,000    227,143    227,143   1,000,000
       20     434,825           -           -   1,000,000     61,152      61,152   1,000,000    244,146    244,146   1,000,000

Age 60        283,763      33,843      33,843   1,000,000     78,218      78,218   1,000,000    163,825    163,825   1,000,000

Age 65        434,825           -           -   1,000,000     61,152      61,152   1,000,000    244,146    244,146   1,000,000

Age 70        504,028           -           -   1,000,000          -           -   1,000,000    335,014    335,014   1,000,000

Age 75        573,231           -           -   1,000,000          -           -   1,000,000    433,386    433,386   1,000,000


(1)  Assumes a $12,524.03  premium is paid at the beginning of each Policy Year.
     Values will be different if premium are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial withdrawals may cause your Policy to lapse due to insufficient Account
     Value.


The hypothetical investment rates of return are illustrative only, and should not be deemed a representation of past or future investment rates of return. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment allocations by a policy owner, and the different investment rates of return for the Funds. The Cash Surrender Value and death benefit for a Policy would be different from those shown if the actual rates of investment return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years. They would also be different if any policy loans or partial withdrawals were made. No representations can be made that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time.

                                 [ Back Cover ]

The Securities and Exchange Commission maintains an Internet Web site (http//www.sec.gov) that contains additional information about Great-West Life & Annuity Insurance Company, the Policy and the Series Account which may be of interest to you. The Web site also contains additional information about the Policy Year's mutual fund investment options.

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      REPRESENTATION AS TO FEES AND CHARGES

         Great-West Life & Annuity Insurance Company hereby represents that the fees and charges deducted under the Corporate Flexible Premium Variable Universal Life Insurance Policies hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Great-West Life & Annuity Insurance Company.


                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

         This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").


                        UNDERTAKING AS TO INDEMNIFICATION

         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

         Facing Sheet
         Cross-Reference Sheet
         Prospectus consisting of 110 pages (including appendices)

         Undertaking to File Reports
         Undertaking As To Indemnification
         Representation As To Fees and Charges
         Representation Pursuant to Rule 6e-3(T)
         Signature Pages
         Exhibits

                                  EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

         (1) Resolution of the Board of Directors of Great-West Life & Annuity Insurance Company authorizing establishment of COLI VUL-2 Series Account (1)

         (2)      Custodian Agreement (not applicable)

         (3)      (a)      Form of Distribution Agreement (1)

                  (b)      Form  of   Broker-Dealer   and  General  Agent  Sales
                           Agreement (1)

                  (c)      Schedule of Sales Commissions (1)

         (4) Other Agreements between the depositor, principal underwriter, and custodian with respect to Registrant or its securities (not applicable)

         (5)      (a)      Specimen Policy (1)

                  (b)      Specimen Term Life Insurance Rider (1)

         (6)      (a)      Articles  of   Incorporation  of  Great-West  Life  &
                           Annuity Insurance Company, as amended(2)

                  (b)      By-laws  of  Great-West  Life  &  Annuity   Insurance
                           Company(3)

         (7)      Not applicable

         (8)      Form of Participation Agreement (1)

         (9)      Other Material Contracts (not applicable)

         (10)     Specimen Application (filed herewith)

2.(a)    Opinion of Beverly A. Byrne, Esq. (filed herewith)

  (b)    Consent of Beverly A. Byrne, Esq. (filed herewith)

  (c) Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP (filed herewith)

3.       All financial statements omitted from the Prospectus (not applicable)

4.       Not applicable

5.       Financial Data Schedule (not applicable)

6. Procedures memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) (filed herewith)

7.       Actuarial Opinion and Consent (filed herewith)

8.       Consent of Independent Accountants (filed herewith)


(1) Incorporated by reference to initial Registration Statement on Form S-6 of COLI VUL-2 Series Account of Great-West Life & Annuity Insurance Company (File No. 333-70963) (filed on January 21, 1999).

(2) Incorporated by reference to Pre-Effective Amendment No. 2 to Form S-1 of Great-West Life & Annuity Insurance Company (File No. 333-1173, filed on October 29, 1996).

(3) Incorporated by reference to Amendment No. 1 to Form 10-K of Great-West Life & Annuity Insurance Company (File No. 333-1173, filed on March 31,
         1998).

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf in the City of Englewood, State of Colorado, on the 22nd day of June, 1999.

                                    COLI VUL-2 SERIES ACCOUNT
                                            (Registrant)

                                    BY: GREAT-WEST LIFE & ANNUITY INSURANCE
                                            COMPANY
                                            (Depositor)


                                    By:/s/W.T. McCallum
                                       -------------------------------------
                                       W.T. McCallum
                                       President and Chief Executive Officer

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


/s/R. Gratton*
-------------
R. Gratton                                  Chairman of the Board                               June 22, 1999

/s/W.T. McCallum
----------------
W.T. McCallum                               President, Chief Executive Officer                  June 22, 1999
                                                  and Director

/s/M.T.G. Graye
---------------
M.T.G. Graye                                Chief Financial Officer                             June 22, 1999


/s/J. Balog*
-----------
J. Balog                                    Director                                            June 22, 1999


/s/J.W. Burns*
-------------
J.W. Burns                                  Director                                            June 22, 1999


/s/O.T. Dackow*
--------------
O.T. Dackow                                 Director                                            June 22, 1999

/s/A. Desmarais*
---------------
A. Desmarais                                Director                                            June 22, 1999





/s/P. Desmarais, Jr.*
--------------------
P. Desmarais, Jr.                           Director                                            June 22, 1999

/s/R.G. Graham*
--------------
R.G. Graham                                 Director                                            June 22, 1999

/s/N.B. Hart*
------------
N.B. Hart                                   Director                                            June 22, 1999

/s/K.P. Kavanagh*
----------------
K.P. Kavanagh                               Director                                            June 22, 1999

/s/W. Mackness*
--------------
W. Mackness                                 Director                                            June 22, 1999

/s/J.E.A. Nickerson*
-------------------
J.E.A. Nickerson                            Director                                            June 22, 1999

/s/P.M. Pittfield*
-----------------
P.M. Pittfield                              Director                                            June 22, 1999


/s/M. Plessis-Belair*
--------------------
M. Plessis-Belair                           Director                                            June 22, 1999

/s/B.E. Walsh*
-------------
B.E. Walsh                                  Director                                            June 22, 1999


*By:/s/D.C. Lennox
    --------------
    D.C. Lennox

Attorney-in-fact pursuant to Powers of Attorney filed with this Pre-Effective Amendment No. 1 and with the Registration Statement.

                                POWER OF ATTORNEY

                                       RE

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, B.E. Walsh, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable life contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-6) of Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account (Registration No. _____ ), and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 26 day of January, 1999.


                                     /s/B.E. Walsh
                                     -------------------------------------------
                                     Member, Board of Directors
                                     Great-West Life & Annuity Insurance Company


Witness:


/s/ D.C. Lennox
------------------
Name:  D.C. Lennox

(Type or print name of witness)

                                POWER OF ATTORNEY

                                       RE

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, W. Mackness, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable life contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-6) of Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account (Registration No. _____ ), and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21 day of January, 1999.


                                     /s/W. Mackness
                                     -------------------------------------------
                                     Member, Board of Directors
                                     Great-West Life & Annuity Insurance Company


Witness:


/s/Gary Hapke
------------------
Name:  Gary Hapke

(Type or print name of witness)

                                POWER OF ATTORNEY

                                       RE

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, J.E.A. Nickerson, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable life contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-6) of Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account (Registration No. _____ ), and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of January, 1999.


                                     /s/J.E.A. Nickerson
                                     -------------------------------------------
                                     Member, Board of Directors
                                     Great-West Life & Annuity Insurance Company


Witness:


/s/M. Lynne Reid
--------------------
Name:  M. Lynne Reid

(Type or print name of witness)

                                POWER OF ATTORNEY

                                       RE

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, K.P. Kavanagh, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable life contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-6) of Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account (Registration No. _____ ), and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of February, 1999.


                                     /s/K.P. Kavanagh
                                     -------------------------------------------
                                     Member, Board of Directors
                                     Great-West Life & Annuity Insurance Company


Witness:


/s/Michelle Thompson
------------------------
Name:  Michelle Thompson

(Type or print name of witness)

                                POWER OF ATTORNEY

                                       RE

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these presents, that I, R.G. Graham, a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable life contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-6) of Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account (Registration No. _____ ), and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of January, 1999.


                                     /s/R.G. Graham
                                     -------------------------------------------
                                     Member, Board of Directors
                                     Great-West Life & Annuity Insurance Company


Witness:


/s/L. Robin Graham
----------------------
Name:  L. Robin Graham

(Type or print name of witness)

                                POWER OF ATTORNEY

                                       RE

                   GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY


Know all men by these  presents,  that I, J.  Balog,  a Member  of the  Board of
Directors of Great-West Life & Annuity Insurance Company, a Colorado corporation, do hereby constitute and appoint each of D.C. Lennox and G.R. Derback as my true and lawful attorney and agent for me and in my name and on my behalf to do, individually and without the concurrence of the other attorney and agent, any and all acts and things and to execute any and all instruments which either said attorney and agent may deem necessary or desirable to enable Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account, a separate and distinct account of Great-West Life & Annuity Insurance Company governed under the provisions of the Colorado Insurance Code, to comply with the Securities Act of 1933 and the Investment Company Act of 1940 and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under said Acts of variable life contracts, including specifically, but without limiting the generality of the foregoing, power and authority to sign my name, in my capacity as a Member of the Board of Directors of Great-West Life & Annuity Insurance Company, to the Registration Statement (Form S-6) of Great-West Life & Annuity Insurance Company and COLI VUL-2 Series Account (Registration No. _____ ), and to any and all amendments thereto, and I hereby ratify and confirm all that either said attorney and agent shall do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of January, 1999.


                                     /s/J. Balog
                                     -------------------------------------------
                                     Member, Board of Directors
                                     Great-West Life & Annuity Insurance Company


Witness:


/s/Alaina B. Balog
----------------------
Name:  Alaina B. Balog

(Type or print name of witness)

                                  EXHIBIT INDEX

1.(10)   Specimen Application

2.(a)    Opinion of Beverly A. Byrne, Esq.

2.(b)    Consent of Beverly A. Byrne, Esq.

2.(c)    Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP

6.       Procedures Memorandum Pursuant to Rule 6e-3(T)(b)(12)(iii)

7.       Actuarial Opinion and Consent

8.       Consent of Independent Accountants